As filed with the Securities and Exchange Commission on August 2, 2004

Registration No. 333-113915

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 4

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EMPI, INC.

(Exact name of registrant as specified in its charter)

Minnesota	3845	41-1310335
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Number)	(IRS Employer Identification No.)

599 Cardigan Road

St. Paul, MN 55126

(651) 415-9000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

H. Philip Vierling

President and Chief Executive Officer

Empi, Inc.

599 Cardigan Road

St. Paul, MN 55126

(651) 415-9000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David M. McPherson, Esq. Latham & Watkins LLP 555 Eleventh Street, N.W. Washington, D.C. 20004 (202) 637-2200	Kenneth B. Wallach, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated August 2, 2004

PROSPECTUS

8,400,000 Shares

Common Stock

This is our initial public offering of common stock. We are offering 1,666,667 shares and the selling shareholders identified in this prospectus are offering 6,733,333 shares. No public market currently exists for our shares. We will not receive any proceeds from the sale of shares by the selling shareholders.

We have applied to list our common stock on the New York Stock Exchange under the symbol “EMP.” We currently estimate that the initial public offering price will be between $14.00 and $16.00 per share.

Investing in the shares involves risks. See “ Risk Factors” beginning on page 7.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Empi, Inc. (before expenses)	$	$
Proceeds to selling shareholders	$	$

Certain of the selling shareholders have granted the underwriters a 30-day option to purchase up to an aggregate of 1,260,000 additional shares of common stock on the same terms and conditions set forth above solely to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state or foreign securities commission or regulatory authority has approved or disapproved of these securities, or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers Inc. and JP Morgan Securities Inc., on behalf of the underwriters, expect to deliver the shares on or about                     , 2004.

LEHMAN BROTHERS	JPMORGAN

DEUTSCHE BANK SECURITIES	PIPER JAFFRAY

                    , 2004

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We and the underwriters have not authorized anyone to provide you with different or additional information. This prospectus is not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where it is unlawful to do so. The information contained in this prospectus is accurate only as of its date, regardless of the date of delivery of this prospectus or of any sale of our common stock.

Through and including                     , 2004 (the 25th day after the date of this prospectus), all dealers effecting any transaction in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

TRADEMARKS

The following terms used in this prospectus are our trademarks: Empi®, Empi EuropeTM, Ormed®, Rehab Med+EquipTM, Epix XL®, Epix VT®, Focus®, 300PVTM, Dupel®, Dupel B.L.U.E.®, Artromot®, ActionPatch® and Advance Dynamic ROM®. All other trademarks appearing in this prospectus are the property of their holders.

INDUSTRY DATA

Information contained in this prospectus concerning our industry, the domestic and international markets for the products that we manufacture, sell and distribute and the historic growth rate of, and our position in, those markets, is based on estimates that we prepared using data from various sources (including industry publications, surveys and forecasts and our internal research), on assumptions that we have made that are based on that data and other similar sources and our knowledge of the markets for our products. We have not independently verified market and industry data provided by third parties or by industry or general publications. Similarly, while we believe our internal estimates are reliable, our estimates have not been verified by any independent sources.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read the following summary together with the more detailed information regarding us and our common stock being sold in this offering, including our financial statements and the related notes, appearing elsewhere in this prospectus. Except as otherwise indicated by the context, in this prospectus “Empi,” “we,” “us,” and “our” refer to Empi, Inc. and its subsidiaries, taken as a whole.

Empi, Inc.

Our Business

We are a leading medical device company focused on products used for pain management, orthopedic rehabilitation and physical therapy. We develop, manufacture, market and distribute a diverse range of non-invasive medical devices and related accessories that are primarily used by patients for at-home therapy. We also provide physical therapy equipment and supplies to physicians, physical therapists and other healthcare professionals for use in their clinics. For the year ended December 31, 2003, our net revenues were $150.5 million and our net earnings were $13.3 million, which reflects $5.4 million of recapitalization expenses incurred during the period. For the six months ended June 30, 2004, our net revenues were $79.7 million and our net earnings were $8.4 million.

Our products are designed to provide non-invasive, lower-cost treatment alternatives to surgery and traditional methods of physical therapy and pain management. We are a leading provider of electrotherapy devices and accessories, including transcutaneous electrical nerve stimulation, or TENS, devices, which are used to treat chronic and post-surgical acute pain, and neuromuscular electrical stimulation, or NMES, devices, which are used to restore and maintain muscle function. We are also a leading provider of iontophoretic devices and accessories. Iontophoretic devices are non-invasive, needle-free, transdermal drug delivery systems that deliver anti-inflammatory medication and anesthesia. We are also a provider of continuous passive motion, or CPM, devices, which are used to reduce swelling, increase joint range-of-motion and reduce the incidence of complications after surgery or trauma. Our orthotics devices support, protect and rehabilitate joints with impaired range-of-motion and provide pain relief for certain spine conditions.

We estimate that we have the number one market share in the U.S. TENS and iontophoresis markets. We also believe we have a leading market position in both the U.S. orthotics and NMES markets. In 2003, approximately 75% of our net revenues were generated by products that we believe hold one of the top three positions in their respective markets.

We market, sell and distribute our products in the United States and Germany through our approximately 150-person direct sales force. In the United States, our approximately 125-person direct sales force calls primarily on physical therapists as well as physicians, clinics and hospitals. Our U.S. sales force has relationships with approximately 12,000 physical therapy clinics nationwide. In addition, we maintain a five-person dedicated national accounts group in the United States that focuses on developing relationships with managed care and national rehabilitation providers. We believe that our U.S. sales force represents the largest direct distribution network for physical rehabilitation products in the country. In Germany, our approximately 25-person direct sales force focuses primarily on educating physicians regarding the benefits of our products.

In addition to our direct sales force, we have approximately 130 internal sales representatives that provide sales support in both the United States and Germany. Our internal sales representatives assist patients in filing insurance claims, following prescribed therapies and purchasing supplies and accessories for our products. We believe that providing this extensive follow-on patient support helps to develop strong relationships with our patients and their treatment providers thus leading to increased use of our products.

Physical Therapy Products Market

According to management estimates based on available industry data, the physical therapy products market generated sales of approximately $1.6 billion in 2002 and is expected to grow approximately 7% per year through 2007. This market is comprised of orthopedic soft goods, pain management and electrotherapy devices, rehabilitation equipment and clinical products and supplies. This market is highly fragmented and characterized by competition among several multi-product companies with significant market share and numerous smaller niche competitors. We believe that we are the only company in the physical therapy products market that competes in each of the electrotherapy, iontophoresis, orthotics and continuous passive motion product categories. We believe that growth in the markets we target is driven by:

•	a shift toward at-home therapy;

•	the increasing awareness and use of non-invasive devices for treatment and rehabilitation;

•	cost-containment initiatives by third-party payors;

•	a growing emphasis on physical fitness and leisure sports, which has led to increased injuries; and

•	a growing elderly population with broad medical coverage and longer life expectancy.

Competitive Strengths

We attribute our historic success to the following competitive strengths:

•	Leading provider of physical rehabilitation products with a broad product offering. We are a leading provider of TENS, NMES, iontophoretic devices and orthotic devices dispensed or purchased by physical therapy clinics. We also offer a broad variety of complementary products to satisfy the various needs of our physical therapy clinic customers. We believe these characteristics make us an attractive provider of non-invasive medical devices and physical therapy products and accessories for physical therapy clinics.

•	Strong brand recognition and reputation for quality. We have been marketing physical therapy products for over 27 years. We believe that our products have widely recognized brand names and enjoy a reputation for quality, durability and reliability among healthcare professionals.

•	Successful track record of new product introductions. We have a history of new product development and innovation. Since 1997, we have introduced 15 new products and expect to introduce several new products in 2004 and 2005. Most recently, in early 2004, we launched our ActionPatch self-contained, portable iontophoretic device.

•	Leading direct distribution network. We believe that our direct distribution network is the largest in our industry and provides us with a significant competitive advantage with respect to sales of our existing products and the introduction of new products. By using a direct sales force rather than third-party distributors, as most of our competitors do, we are able to establish direct relationships with healthcare providers, which allow us to effectively cross-sell and increase awareness of our products.

•	Strong relationships with managed care organizations and national rehabilitation providers. Our leading market position in our core product lines and the breadth of our product offering have enabled us to secure important preferred provider and managed care contracts. We currently have approximately 600 contracts with leading managed care providers, including over 40 preferred provider arrangements with regional and national operators of physical therapy clinics.

•	Proprietary third-party billing system. We have developed a proprietary third-party billing system that automatically tracks patients and inventory and manages payor profiles. This system has enabled us to bill payors more quickly, thereby improving our third-party reimbursement collection cycles.

Business Strategy

Our strategy is to continuously improve the rehabilitative outcomes for physical therapy patients by developing, manufacturing and marketing innovative, cost-effective products for the physical therapy market. We intend to fulfill our strategy and increase our net revenues and profitability by:

•	expanding our existing relationships;

•	continuing to introduce new products and product enhancements;

•	expanding the size of our sales force;

•	increasing penetration of national and regional provider networks;

•	increasing awareness of our products among referring physicians;

•	pursuing strategic acquisitions; and

•	expanding our international presence.

Our Challenges

We face a number of challenges in capitalizing on our strengths and implementing our strategies. For example:

•	We depend on third-party payors, chiefly governmental agencies, private insurers and managed care companies, to reimburse us for our medical products purchased or rented by patients. Cost-cutting efforts and other changes in the coverage of, and reimbursement for, our products by these third-party payors could have a material adverse affect on us.

•	Healthcare reform and the expansion of managed care organizations and buying groups have put downward pressure on the prices of our products.

•	Our future success depends, in part, on our ability to develop, license, distribute and acquire new products, enhance our existing products and find new applications for our existing products.

•	The physical therapy market is highly competitive and fragmented and we compete with several large, diversified general physical therapy products companies with significant market share and numerous smaller niche competitors. Some of our competitors have significantly greater financial, marketing and other resources than we do and we may be at a competitive disadvantage with respect to these competitors.

•	Our products are subject to extensive regulation, and our failure to comply with regulatory requirements in the United States or abroad could adversely affect our business.

For further discussion of these and other challenges that we face, see “Risk Factors.”

Our principal executive offices are located at 599 Cardigan Road, St. Paul, MN 55126. Our telephone number is (651) 415-9000, and our web site address is www.empi.com. The information contained or incorporated in our web site is not a part of this prospectus.

The Offering

Common stock offered by us	1,666,667 shares

Common stock offered by the selling shareholders	6,733,333 shares

Common stock to be outstanding after this offering	18,399,158 shares

Use of proceeds from this offering	We intend to use the $20.6 million of net proceeds that we expect to receive from this offering to repay outstanding indebtedness under our term loan facility. We will not receive any proceeds from the sale of common stock by the selling shareholders.

Proposed New York Stock Exchange symbol	“EMP”

The number of shares of our common stock that will be outstanding after this offering is based on 16,581,837 shares outstanding as of July 30, 2004 and excludes:

•	2,304,503 shares of our common stock issuable upon the exercise of stock options outstanding as of July 30, 2004, 1,425,351 of which options were then exercisable;

•	approximately 348,000 shares of our common stock issuable upon the exercise of stock options that we expect to grant in connection with this offering at an exercise price equal to the offering price, none of which will then be exercisable; and

•	1,045,163 shares of our common stock reserved for future grants under our existing stock option plans.

Unless we indicate otherwise, all information in this prospectus:

•	assumes no exercise of the underwriters’ over-allotment option;

•	assumes the exercise by certain of the selling shareholders of options to purchase 150,654 shares of our common stock immediately prior to the consummation of this offering as we have firm commitments for the exercise of such options;

•	assumes an initial public offering price of $15.00 per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus; and

•	gives effect to a 2.6783 for one stock split of our common stock, in the form of a stock dividend, that will occur immediately prior to the closing of this offering.

Summary Consolidated Financial Data

The following table sets forth our summary historical consolidated and as adjusted financial data for the periods indicated. We derived the summary consolidated financial data presented below for each of the three years ended December 31, 2003, 2002, and 2001 from our audited consolidated financial statements included elsewhere in this prospectus. We derived our consolidated statement of income data presented below for the years ended December 31, 2003 and 2002, and our balance sheet data as of December 31, 2003, from our consolidated financial statements, which were audited by Ernst & Young LLP, our independent auditors. We derived our consolidated statement of income data presented below for the year ended December 31, 2001 from our consolidated financial statements, which were audited by Arthur Andersen LLP, our independent auditors during that year. We derived the summary financial data as of and for the six months ended June 30, 2004 and 2003 from our unaudited consolidated interim financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated interim financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial information shown in these statements.

The as adjusted balance sheet data as of June 30, 2004 presented below give effect to the completion of this offering and the application of the $20.6 million of net proceeds from this offering to repay indebtedness under our senior secured credit facility as if each had occurred as of June 30, 2004. The as adjusted summary financial data are not necessarily indicative of what our financial position or results of operations would have been if this offering had been completed as of the date indicated, nor are such data necessarily indicative of our financial position or results of operations for any future date or period.

Our historical results are not necessarily indicative of future operating results. You should read the information set forth below in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(in thousands, except share and per share data)
Statement of Income Data:
Net revenues	$79,729	$73,197	$150,525	$135,586	$121,555
Cost of goods sold	28,656	24,704	51,946	42,024	36,180

Gross profit	51,073	48,493	98,579	93,562	85,375
Operating expenses:
Selling, general, and administrative	32,070	29,506	58,831	53,071	56,491
Research and development	1,262	1,330	2,409	2,131	2,874
Recapitalization expense (1)	—	—	5,408	—	—

Total operating expenses	33,332	30,836	66,648	55,202	59,365

Earnings from operations	17,741	17,657	31,931	38,360	26,010
Interest income	17	—	164	195	305
Interest expense	(4,048)	(3,999)	(7,994)	(8,781)	(11,040)
Other expense (2)	(243)	(114)	(2,511)	(1,176)	(646)

Earnings before income taxes and minority interest	13,467	13,544	21,590	28,598	14,629
Income tax expense	(5,032)	(4,576)	(8,180)	(9,605)	(7,896)
Minority interest	(85)	(49)	(127)	(66)	805

Net earnings	$8,350	$8,919	$13,283	$18,927	$7,538

Net earnings per share:
Basic	$0.50	$0.54	$0.80	$1.14	$0.45

Diluted	$0.47	$0.50	$0.75	$1.14	$0.45

Weighted-average shares outstanding:
Basic	16,581,837	16,581,837	16,581,837	16,581,837	16,581,837

Diluted	17,939,867	17,840,893	17,818,976	16,660,352	16,659,690

	At June 30, 2004	As Adjusted At June 30, 2004(3)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$10,417	$11,928
Total assets	113,686	115,197
Long-term debt, including current portion (4)	160,647	140,097
Shareholders’ deficit	(68,434)	(46,373)

(1)	Represents $5.1 million in bonuses paid to management and $0.3 million in other expenses incurred in connection with the November 2003 recapitalization.
(2)	In 2003, other expenses included a $1.0 million write-off of deferred financing costs related to our previous credit facility, $1.2 million of fees paid to our shareholders in connection with the recapitalization and $0.6 million of management fees. These expenses were offset by $0.6 million of other income from Empi Europe. In 2002, other expenses consisted primarily of a $0.6 million management fee and $0.2 million of bank charges.
(3)	Adjusted to reflect the sale of 1,666,667 shares of common stock by us at an offering price of $15.00 per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus, as if such sale had occurred on June 30, 2004 and the utilization of the proceeds received by us in this offering to repay debt, the receipt of $0.5 million in proceeds from the exercise of options to purchase 150,654 shares of our common stock immediately prior to the consummation of this offering and the receipt of $1.0 million from the repayment of loans owed to us by certain of our executive officers who are selling shareholders. We have firm commitments for the exercise of such options and for the repayment of such loans.
(4)	Long-term debt excludes minority interest.

RISK FACTORS

Investing in our common stock involves risk. You should carefully consider the following risks as well as the other information contained in this prospectus, including our financial statements and the related notes, before investing in our common stock.

Risks Related to Our Business

If we cannot successfully implement our business strategy, our business and results of operations will be adversely affected.

We may not be able to successfully implement our business strategy. Any such failure may adversely affect our business and results of operations. For example, our business strategy involves, among other things, increasing our sales by introducing new products, finding new applications for our existing products, educating physicians about the clinical and cost benefits of our products and thereby increasing the number of physicians that prescribe our products, and increasing the number of physical therapy clinics that dispense and use our products. A significant turnover in our existing sales force or our inability to recruit and train additional qualified members of our sales force would severely impair our ability to implement this strategy. Moreover, even if we successfully implement our business strategy, our operating results may not improve. We may decide to alter or discontinue aspects of our business strategy and may adopt different strategies due to business or competitive factors or factors not currently foreseen, such as the introduction of new products by our competitors or new medical technologies that would make our products obsolete.

We rely heavily on our relationships with healthcare professionals who prescribe and recommend our products, and our failure to maintain these relationships could adversely affect our business.

We have developed and maintain close relationships with a number of leading physicians, physical therapists and other healthcare professionals and we believe that sales of our products depend significantly on their prescription or recommendation of our products. Our failure to maintain these relationships or to develop similar relationships with other leading healthcare professionals could result in a decrease in the prescription and recommendation of our products, which may adversely affect our sales and profitability.

If we are unable to develop and market new products or product enhancements or find new applications for our existing products, we will not remain competitive.

Our future success and our ability to increase revenues and earnings depend, in part, on our ability to develop, license, distribute and acquire new products, enhance our existing products and find new applications for our existing products. However, we may not be able to:

•	successfully develop or introduce new products or enhance existing products;

•	find new applications for our existing products;

•	manufacture, market and distribute products in a cost-effective manner;

•	establish relationships with marketing partners;

•	obtain reimbursement for our future products or product enhancements; or

•	obtain required regulatory clearances and approvals.

Our failure to do any of the foregoing could have a material adverse effect on our business, financial condition and results of operations. In addition, if any of our new or enhanced products contain undetected errors or design defects, especially when first introduced, or if new applications that we develop for existing products do not work as planned, our ability to market these products could be substantially delayed, resulting in lost revenue, potential damage to our reputation and/or delays in obtaining acceptance of the product by physicians, physical therapists and the other professionals that recommend and prescribe our products.

Our results may be adversely affected by changes in third-party coverage of, and reimbursement for, our products.

In the United States, Germany and the other countries in which we operate, third-party payors, chiefly governmental agencies, private insurers and managed care companies, typically reimburse us for our medical products purchased or rented by patients. Changes in the coverage of, and reimbursement for, our products by these third-party payors could have a material adverse affect on our results of operations. For example, in the United States, Medicare and private third-party payors frequently engage in efforts to contain costs, which may result in a reduction of coverage of, and reimbursement for, our products. We believe that physical therapists and physicians will be less likely to use, purchase or prescribe our products if their patients are unable to obtain sufficient reimbursement from third-party payors, which may adversely affect our sales and profitability. In addition, many other third-party payors model their coverage and reimbursement policies on Medicare policies. As a result, third-party payors’ coverage of, and reimbursement for, our products could be negatively impacted by legislative or regulatory measures that reduce Medicare coverage and reimbursement generally. For a more thorough discussion of these legislative and regulatory measures, please see the discussion under the heading “Risk Factors—Risks Related to Government Regulation.”

Our international sales also depend upon the eligibility of our products for reimbursement through third-party payors, the amount of reimbursement and the allocation of payments between the patient and third-party payors. Reimbursement practices vary significantly by country, with certain countries requiring products to undergo a lengthy regulatory review in order to be eligible for third-party reimbursement. In addition, healthcare cost containment efforts similar to those we face in the United States are prevalent in many of the foreign countries in which our products are sold, and these efforts are expected to continue in the future, possibly resulting in the adoption of more stringent reimbursement standards. Any developments in our foreign markets, including those discussed under the heading “Risk Factors—Risks Related to Government Regulation,” that eliminate, reduce or materially modify coverage of, and reimbursement rates for, our products could have an adverse effect on our ability to sell our products or cause our customers to use less expensive products in these markets.

Healthcare reform, managed care and buying groups have put downward pressure on the prices of our products.

Healthcare reform and the healthcare industry’s response to rising healthcare costs has caused a rapid expansion of managed care organizations and buying groups. The expansion of managed care has resulted in downward pressure on the prices of our products and greater attention to balancing the costs and benefits of using a particular product or treatment. One result of this cost-benefit analysis has been, and is expected to continue to be, a shift toward coverage and payments based on more cost-effective treatment alternatives, which could reduce the demand for our products and adversely affect our operating results.

A further result of healthcare reform and the related pressure on costs has been the advent of buying groups in the United States. These buying groups enter into preferred supplier arrangements with one or more manufacturers of medical products in return for price discounts. The extent to which these buying groups are able to obtain compliance by their members with such preferred supplier agreements varies considerably depending on the particular buying group. If we are not able to obtain new preferred supplier commitments for major buying groups or retain those commitments that we currently have, which are generally terminable by either party for any reason with two to six months written notice, our sales and profitability could be adversely affected. However, even if we are able to obtain and retain preferred supplier commitments from buying groups, they may not deliver high levels of compliance by their members, meaning that we may not be able to offset the negative impact of lower per-unit prices or lower margins with increases in unit sales or in market share.

In Germany and other international markets, we have also experienced downward pressure on product pricing and other effects of healthcare reform similar to that which we have experienced in the United States. For example, in Germany, orthopedic professionals have started to re-use certain of our post-operative bracing products on multiple patients in an effort to lower treatment costs, which could adversely impact our sales of these products. We cannot assure you that this practice will not be extended to our other products in Germany or elsewhere. We expect healthcare reform and managed care to continue to develop in these international markets, which we expect will result in further downward pressure on product pricing and may adversely affect our sales and profitability. We cannot predict the timing or impact on us of healthcare reform and the development of managed care in international markets.

Our international operations expose us to economic, regulatory and other risks in the countries in which we operate.

Of our net revenues for the six months ended June 30, 2004, 27% were generated outside of the United States, primarily in Germany and elsewhere in Europe. The nature of our international business involves a number of risks, including:

•	additional regulatory requirements;

•	import restrictions and controls, tariffs and other trade barriers;

•	difficulties in staffing and managing our foreign operations;

•	fluctuations in currency exchange rates;

•	changes in regulatory requirements which may affect, among other things, reimbursement for our products;

•	changes in political and economic conditions;

•	exchange controls; and

•	exposure to additional and potentially adverse tax regimes.

In addition, we frequently depend on foreign distributors and sales agents for compliance and adherence to foreign laws and regulations and we cannot assure you that these distributors and agents will adhere to such laws and regulations. As we continue to expand our international business, our success will depend, in part, on our ability to anticipate and effectively manage these and other risks. Our failure to manage these risks and grow our international operations may have a material adverse effect on our business and results of operations.

Fluctuations in foreign exchange rates may adversely affect our financial position and results of operations.

Our foreign operations expose us to currency fluctuations and exchange rate risks. For example, while our principal foreign subsidiary, Ormed GmbH & Co. KG (“Ormed”), which is incorporated in Germany, records the majority of its revenues and certain of its expenses in euros, its results are reflected in our consolidated financial statements in U.S. dollars. Therefore, our reported results are exposed to fluctuations in the exchange rates between the U.S. dollar and the euro because during a period in which the U.S. dollar strengthens versus the euro, our reported consolidated net revenues will be lower than they might otherwise have been because net revenues earned in euros will translate into fewer U.S. dollars.

In addition, Ormed purchases the majority of its product inventory in U.S. dollars, with the purchase translated into euros at the time of payment, and the inventory expense recognized in euros at the time of sale. However, the assets and liabilities of Ormed that are reflected on our consolidated balance sheet are translated into U.S. dollars at the exchange rate in effect at the balance sheet date, while the net revenues and operating expenses of Ormed that are reflected on our consolidated statement of income are translated into U.S. dollars at the weighted-average exchange rate for the reported period. The resulting translation adjustments are recorded in shareholders’ deficit as accumulated other comprehensive income or loss. Accordingly, changes in currency exchange rates will cause our net income and shareholders’ deficit to fluctuate.

To protect us from the possible negative effects of exchange rate fluctuations on Ormed’s U.S. dollar purchases, we engage in hedging transactions on an ongoing basis and expect to obtain in the future one or more forms of currency protection in the form of forward exchange contracts, options or similar agreements. However, we cannot assure you that any hedging will adequately protect us from the adverse effects of changes in exchange rates or that counterparties under these agreements will honor their obligations thereunder.

Our reported results may be adversely affected by increases in our reserves for sales allowances, product returns, rental credits and uncollectible accounts receivable.

Our net revenues and profitability are affected by changes in our reserves to account for sales allowances, product returns, rental credits and uncollectible accounts receivable. The sales allowance reserve accounts for sales of our products below the invoice price. Such sales generally result from agreements that we have with certain insurance providers that permit them to reimburse us for our products in amounts that are below the invoice price of the product. The product return reserve accounts for patient returns of our products after purchase. Historically, patients have returned 4% to 6% of the total products purchased. These returns are mainly attributable to the third-party payor’s refusal to provide a patient release or reimbursement for the product or the inability of the product to adequately address the patient’s condition. If we increase the percentage of our sales made pursuant to agreements providing for reimbursement below invoice price or if patients return devices at a higher than estimated rate, we may be required to increase our sales allowance and product return reserves beyond their current levels.

Our rental credit reserve accounts for a timing difference between billing of a purchase and processing of a rental credit. Many insurance providers require patients to rent our devices for a period of one to three months prior to purchase. If the patient has a long-term need for the device, these insurance companies may authorize purchase of the device after such time period. When the device is purchased, most providers require that rental payments previously made on the device be credited toward the purchase price. These credits are processed at the time the payment is received for the purchase of the device, which creates a time lag between billing of the purchase and processing of the rental credit. Our rental credit reserve accounts for unprocessed rental credits based on the number of devices converted to purchase. If the frequency of rental to purchase conversion increases, we may be required to increase our rental credit reserve beyond its current level.

We also have a large balance of receivables and have established a reserve for the portion of such receivables that we estimate will not be collected. We may experience changes in our rates of collection of current accounts receivable or past-due receivables recorded for previous fiscal periods. Changes in our collection rates can result from a number of factors, including turnover in personnel, changes in the reimbursement policies or practices of payors or changes in industry rates or pace of reimbursement. Historically, our reserve for uncollectible receivables has fluctuated and may continue to fluctuate in the future. Changes in rates of collection or fluctuations, even if they are small in absolute terms, could require us to increase our reserve for uncollectible receivables beyond its current level.

Any increase in our reserves for sales allowances, product returns, rental credits and uncollectible accounts receivable could adversely affect our reported financial results by reducing our net revenues and/or our profitability for the reporting period.

Our business plan relies on certain assumptions concerning demographic and other trends that impact the market for our products, which, if incorrect, may adversely affect our business plan and results of operations.

We believe that various demographics and industry specific trends will help drive growth in the sale of our products, including increased clinical acceptance of electrotherapy as a treatment regimen and the general increase in participation in exercise and sports, especially by women and older adults. However, these demographics and trends are beyond our control and if our assumptions regarding these factors prove to be incorrect, we may not successfully implement our strategy, which could adversely affect our business plan and results of operations. In addition, the perceived benefits of these trends may be offset by business or competitive factors or factors not currently foreseen, such as the introduction of new products by our competitors or the emergence of other countervailing trends.

We operate in a very competitive business environment.

The physical therapy market is highly competitive and fragmented. Our competitors include several large, diversified general physical therapy products companies with significant market share and numerous smaller niche competitors. Some of our competitors are part of corporate groups that have significantly greater financial, marketing and other resources than we do. Accordingly, we may be at a competitive disadvantage with respect to these competitors. In addition, we believe that competition in our core product markets is primarily based on quality and technical features of the products, pricing, contractual arrangements with third-party payors and national accounts, and relationships with physical therapists and prescribing physicians. Our competitors may compete on these and other bases more effectively than we do or may develop products that render our products uncompetitive, which could have a material adverse effect on our business and results of operations.

Our quarterly operating results are subject to substantial fluctuations and you should not rely on them as an indication of our future results.

Our quarterly operating results may vary significantly due to a combination of factors, including:

•	demand for our products;

•	our ability to meet the demand for our products;

•	changes in pricing policies by us and our competitors and changes in coverage and reimbursement policies by third-party payors, including government healthcare agencies;

•	increased competition;

•	the number, timing and significance of new products and their introduction and enhancements by us and our competitors, including delays in obtaining government review and clearance of medical devices;

•	the impact of acquisitions;

•	the timing of significant orders and shipments;

•	our loss of preferred provider status with managed care programs or buying groups;

•	recalls of our products;

•	work stoppages or strikes in the healthcare industry;

•	changes in the U.S. or international economy; and

•	termination of supply contracts.

Many of these factors are beyond our control. Accordingly, our quarterly operating results may vary significantly in the future and period-to-period comparisons of our results of operations may not be meaningful and should not be relied upon as indicators of our full year performance or future performance. Our share price may be subject to greater volatility due to these fluctuations in our operating results.

Additionally, while we do not believe that our results of operations are materially affected by seasonal changes, our fourth quarter has historically been our strongest. We believe that this strength is primarily due to increased spending during the fourth quarter by patients who desire to use funds remaining in flexible spending accounts prior to the end of the year and who are thus less reluctant to purchase products covered by insurance when their insurance deductibles have been satisfied. We cannot assure you that this strength in our fourth quarter results will continue in the future.

We may not successfully make or integrate acquisitions or enter into strategic alliances.

As part of our growth strategy, we intend to pursue selected acquisitions and strategic alliances. We compete with other medical device companies for these opportunities and we cannot assure you that we will be able to effect strategic alliances or acquisitions on commercially reasonable terms or at all. Even if we enter into these transactions, we may experience:

•	delays in realizing the benefits we anticipate or we may not realize the benefits we anticipate at all;

•	difficulties in integrating any acquired companies and products into our existing business;

•	attrition of key personnel from acquired businesses;

•	costs or charges;

•	higher costs of integration than we anticipated; or

•	unforeseen operating difficulties that require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations.

Consummating these transactions could also result in the incurrence of additional debt and related interest expense, as well as unforeseen contingent liabilities, all of which could have a material adverse effect on our business, financial condition and results of operations. We may also issue additional equity in connection with these transactions, which would dilute our existing shareholders.

Our ability to operate our company effectively could be impaired if we lose key personnel.

We believe that our future success will depend, in part, on the continued services of our senior management team, including H. Philip Vierling, our President and Chief Executive Officer, Patrick D. Spangler, our Chief Financial Officer, Rudiger Hausherr, the President of Ormed, and H. Allen Hughes, Jr., the General Manager of Rehab Med+Equip, Inc., or RME. Our success also depends upon our sales force, including their sales and services expertise and relationships with customers in the marketplace. In order to maintain our success, we need to retain our key employees as well as the current members of our sales force, despite increasing competition for their services, and identify, recruit and train additional members to the sales force. Our failure to do so could have a material adverse effect on our business.

We rely heavily on our direct distribution network, which may result in higher fixed costs and may slow our ability to reduce costs in the face of a sudden decline in demand for our products.

We rely heavily on our direct distribution network to market and sell our products, which differentiates us from our competitors who predominately rely on independent sales agents and third-party distributors. Our direct distribution network may subject us to higher fixed costs than our competitors, due to costs associated with employee benefits, training and managing sales personnel, which could put us at a competitive disadvantage. Additionally, these fixed costs may slow our ability to reduce costs in the face of a sudden decline in demand for our products, which could have a materially adverse affect on our profitability.

We rely on a sole-source supplier for some of our products, which makes us susceptible to supply shortages of these products.

Medireha GmbH, which is 50% owned by us, is our single source supplier for passive motion devices. Our distribution agreement with Medireha grants us exclusive rights to the distribution of products that Medireha manufactures. The distribution agreement, which expires on June 30, 2005, also provides that we are required to purchase, and Medireha is required to produce, a certain amount of product annually. If we encounter a cessation, interruption or delay in the supply of the products that we purchase from Medireha, we may be unable to obtain such products through other sources, on acceptable terms, within a reasonable amount of time or at all. Any such cessation, interruption or delay may impair our ability to meet scheduled product deliveries to our customers, hurt our reputation or cause customers to cancel orders.

If a natural or man-made disaster strikes our manufacturing facilities, we may be unable to manufacture our products for a substantial amount of time and our sales and results of operations may be adversely affected.

Nearly all of our products are manufactured or refurbished at our facilities in Clear Lake, South Dakota and our 50%-owned facility in Umkirch, Germany. If one or both of these facilities were affected by a natural or man-made disaster, we would be forced to rely on third-party manufacturers, shift production to another manufacturing facility or be unable to manufacture our products at all. Any such disaster may have a material adverse effect on our business, results of operations and financial position. In addition, our insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms.

We rely on intellectual property to develop and manufacture our products and our business could be adversely affected if we lose our intellectual property rights.

Our operations involve the use of non-patented proprietary know-how, trade secrets, processes and other proprietary information. We employ various methods to protect our proprietary information, including confidentiality agreements and proprietary information agreements with vendors, employees, consultants and others. Despite these precautions, our proprietary information may become known to, or be independently developed by, competitors, or our proprietary rights in intellectual property may be challenged, any of which could have a material adverse effect on our business, financial condition and results of operations.

We also hold U.S. and foreign patents relating to a number of our components and products and have patent applications pending with respect to other components and products. We also apply for additional patents in the ordinary course of our business as we deem appropriate. We cannot assure you, however, that our existing or future patents, if any, will afford us adequate protection or any competitive advantage, that any future patent applications will result in issued patents or that our patents will not be circumvented or invalidated.

Our operating results and financial condition could be adversely affected if we become involved in litigation regarding our patents or other intellectual property rights.

We or our products may become subject to patent infringement claims or litigation or interference proceedings declared by the U.S. Patent and Trademark Office, or USPTO, or the foreign equivalents thereto to determine the priority of inventions. The defense and prosecution of intellectual property suits, USPTO interference proceedings or the foreign equivalents thereto and related legal and administrative proceedings are both costly and time consuming. An adverse determination in litigation or interference proceedings to which we may become a party could:

•	subject us to significant liabilities to third parties;

•	require disputed rights to be licensed from a third party for royalties that may be substantial; or

•	require us to cease using such technology.

Any of these outcomes could have a material adverse effect on us. We are currently not aware of any material intellectual property infringement claims that may be brought against us.

Product liability claims may harm our business if our insurance proves inadequate or the number of claims increases significantly.

We face an inherent business risk of exposure to product liability claims in the event that the use of our products is alleged to have resulted in adverse effects. If there is a significant increase in the number or amount of product liability claims, our business could be adversely affected. Even if we are successful in defending against any liability claims, such claims could nevertheless distract our management, result in substantial costs, harm our reputation and otherwise harm our business and results of operations.

We maintain product liability insurance with coverage that we believe to be adequate and are not currently aware of any product liability claims that could reasonably be expected to exceed our insurance coverage if we were found to be liable. Our insurance policy is provided on an occurrence basis and is subject to annual renewal. We cannot assure you that liability claims will not exceed the coverage limit of such policy or that such insurance will continue to be available on commercially reasonable terms or at all. If we do not or cannot maintain sufficient liability insurance, our ability to market our products may be significantly impaired.

Risks Related to Government Regulation

Changes in coverage and reimbursement policies for our products by Medicare or reductions in reimbursement rates for our products could adversely affect our business and results of operations.

In the United States, our products are prescribed by physicians whose patients may receive reimbursement for the cost of our products from Medicare, Medicaid and other governmental programs. Congress and state legislatures routinely consider reforms in the healthcare industry that may modify coverage and reimbursement methodologies and practices, including controls on healthcare spending of the Medicare and Medicaid programs. It is not clear at this time what proposals, if any, will be adopted or, if adopted, what effect the proposals would have on our business. Congressional or regulatory measures that restrict coverage of our products or reimbursement rates could have an adverse effect on our ability to sell our products or cause physical therapists and physicians to dispense and prescribe lower-cost products introduced by us or our competitors.

With the passage of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or Medicare Modernization Act, a number of changes have been mandated to the Medicare payment methodology and conditions for coverage of our orthotic devices and durable medical equipment, including our TENS and NMES devices. These changes include a freeze in payments for our durable medical equipment from 2004 through 2008, a payment freeze for our orthotic devices from 2004 through 2006, competitive bidding requirements, new clinical conditions for payment and quality standards. Although these changes affect our products generally, specific products may be affected by some but not all of the Medicare Modernization Act’s provisions.

Off-the-shelf orthotic devices and certain durable medical equipment, including TENS devices, may become subject to competitive bidding. Under competitive bidding, which will be phased in beginning in 2007, Medicare will change its approach to reimbursing certain items and services covered by Medicare from the current fee schedule amount to an amount established through a bidding process between the government and suppliers. Competitive bidding may reduce the number of suppliers providing certain items and services to Medicare beneficiaries and the amounts paid for such items and services. Also, Medicare payments in regions not subject to competitive bidding may be reduced using payment information from regions subject to competitive bidding. Any payment reductions or the inclusion of certain of our products in competitive bidding, in addition to the other changes to Medicare reimbursement and standards contained in the Medicare Modernization Act, could have a material adverse effect on our results of operations.

The Medicare Modernization Act also requires that new clinical conditions for payment of durable medical equipment be established. Our TENS and NMES products could be impacted by this requirement if and when applicable conditions are established. At this time, we cannot predict what standards will be adopted, the timing of such adoption or the impact any standards that are adopted may have on our business.

In addition, in 2003, the Centers for Medicare and Medicaid Services, or CMS, the agency responsible for administering the Medicare program, made effective an interim final regulation implementing “inherent reasonableness” authority, which allows adjustments to payment amounts for certain items and services covered by Medicare when the existing payment amount is determined to be grossly excessive or grossly deficient. The regulation lists factors that may be used to determine whether an existing reimbursement rate is grossly excessive or grossly deficient and to determine what is a realistic and equitable payment amount. Also, under the regulation, a payment amount will not be considered grossly excessive or grossly deficient if an overall payment adjustment of less than 15% would be necessary to produce a realistic and equitable payment amount. The regulation remains in effect after the enactment of the Medicare Modernization Act, although the new legislation precludes the use of inherent reasonableness authority for payment amounts established under competitive bidding. Medicare and Medicaid accounted for 5% of our net revenues in 2002 and 2003 and 4% in 2001. When using the inherent reasonableness authority, CMS may reduce reimbursement levels for certain of our products, which could have a material adverse effect on our results of operations.

Audits or denials of our claims by government agencies could reduce our revenues or profits.

As part of our business operations, we submit claims on behalf of patients directly to and receive payments directly from the Medicare and Medicaid programs. Therefore, we are subject to extensive government regulation, including requirements for maintaining certain documentation to support our claims. Medicare contractors and Medicaid agencies periodically conduct pre- and post-payment reviews and other audits of claims, and are under increasing pressure to more closely scrutinize healthcare claims and supporting documentation. We have been subject to pre-payment and post-payment reviews as well as audits of claims and may experience such reviews and audits of claims in the future. We cannot assure you that such reviews and/or similar audits of our claims will not result in material delays in payment, as well as material recoupments or denials, which could reduce our net revenues and profitability. We have not been subject to any reviews or audits that have resulted in any material delays in payments or material reductions in our net revenues or profitability.

Changes in international regulations regarding coverage and reimbursement for our products could adversely affect our business and results of operations.

Similar to our domestic business, our success in international markets also depends upon the eligibility of our products for reimbursement through government sponsored healthcare payment systems. Reimbursement practices vary significantly by country, with certain countries requiring products to undergo a lengthy regulatory review in order to be eligible for government reimbursement. In addition, healthcare cost containment efforts similar to those we face in the United States are prevalent in many of the foreign countries in which our products are sold, and these efforts are expected to continue in the future, possibly resulting in the adoption of more stringent measures for coverage and reimbursement. Any developments in our foreign markets that eliminate or reduce reimbursement rates for our products could have an adverse effect on our ability to sell our products or cause our customers to use less expensive products in these markets. Additionally, in Germany, our largest foreign market, new regulations generally require adult patients to pay between five and ten euros for each medical technical device prescribed. This may adversely affect our sales and profitability by making it more difficult for patients in Germany to afford our products.

Our failure to comply with regulatory requirements or receive regulatory clearance or approval for our products or operations in the United States or abroad could adversely affect our business.

Our products are subject to extensive regulation in the United States by the Food and Drug Administration, or FDA, and by the foreign equivalents thereto in countries where we do business. The FDA regulates virtually all aspects of a medical device’s testing, manufacture, safety, labeling, storage, record keeping, reporting, promotion and distribution. The FDA also regulates the export of medical devices to foreign countries. In general, unless an exemption applies, a medical device must receive either pre-market approval or pre-market clearance from the FDA before it can be marketed in the United States. Despite the time, effort and expense expended, there can be no assurance that a particular device will be approved or cleared by the FDA through either the pre-market clearance process or the pre-market approval process. For more information about the pre-market clearance and pre-market approval processes, see “Business—Government Regulation.”

Additionally, we may be required to obtain pre-market approvals, pre-market approval supplements or pre-market clearances to market modifications to our existing products or market our existing products for new indications. The FDA requires device manufacturers themselves to make and document a determination of whether or not a modification requires an approval, supplement or clearance; however, the FDA can review a manufacturer’s decision. We have applied for, and received, a number of such approvals in the past. We cannot assure you that we will be successful in receiving approvals in the future or that the FDA will agree with our decisions not to seek approvals, supplements or clearances for particular device modifications. The FDA may require approval or clearances for past or any future modifications or new indications for our existing products. Such submissions may require the submission of additional clinical or preclinical data and may be time consuming and costly, and may not ultimately be cleared or approved by the FDA.

If the FDA requires us to obtain pre-market approvals, pre-market approval supplements or pre-market clearances for any modification to a previously cleared or approved device, we may be required to cease manufacturing and marketing the modified device or to recall such modified device until we obtain FDA clearance or approval and we may be subject to significant regulatory fines or penalties. In addition, there can be no assurance that the FDA will clear or approve such submissions in a timely manner, if at all. Any of the foregoing could adversely affect our business.

The FDA also may change its policies, adopt additional regulations, or revise existing regulations, each of which could prevent or delay pre-market approval or pre-market clearance of our devices, or could impact our ability to market a device that was previously cleared or approved. For instance, on August 22, 2000, the FDA issued a proposed rule that, if finalized, could rescind the pre-market clearances for our iontophoretic devices. We cannot predict the likelihood that the FDA will finalize the proposed rule. However, in order to allow us to continue marketing our iontophoretic devices in the event this rule is finalized, we have filed a new drug application, or NDA, with the FDA for the use of a lidocaine/epinephrine solution with certain of our iontophoretic devices. The NDA is currently pending before the FDA, and the FDA has indicated that we may be required to provide additional data to support approval of the NDA. We cannot predict if or when the FDA will ultimately approve our NDA.

Our failure to comply with the regulatory requirements of the FDA and other applicable U.S. regulatory requirements may subject us to administrative or judicially imposed sanctions, which could have a material adverse effect on our business, financial condition and results of operations. These sanctions include warning letters, civil penalties, criminal penalties, injunctions, product seizure or detention, product recalls and total or partial suspension of production.

In many of the foreign countries in which we market our products, we are subject to extensive regulations that are comparable to those of the FDA, including those in Europe, our largest foreign market. The regulation of our products in Europe falls primarily within the European Economic Area, which consists of the fifteen member states of the European Union, as well as Iceland, Liechtenstein and Norway. Only medical devices that comply with certain conformity requirements are allowed to be marketed within the European Economic Area. Failure to receive, or delays in the receipt of, relevant foreign qualifications in the European Economic Area or other foreign countries could have a material adverse effect on our business.

Our products are subject to recalls even after receiving FDA or foreign clearance or approval, which would harm our reputation and business.

We are subject to medical device reporting regulations that require us to report to the FDA or respective governmental authorities in other countries if our products cause or contribute to a death or serious injury or malfunction in a way that would be reasonably likely to contribute to death or serious injury if the malfunction were to recur. The FDA and similar governmental authorities in other countries have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacturing. A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design defects, including defects in labeling. We have undertaken voluntary recalls of our products in the past. Any recall would divert managerial and financial resources and could harm our reputation with customers. We cannot assure you that we will not have product recalls in the future or that such recalls would not have a material adverse effect on our business. We have not undertaken any voluntary recalls that have had a material adverse effect on our business.

If we fail to comply with the FDA’s Quality System Regulation, our manufacturing could be delayed, and our product sales and profitability could suffer.

Our manufacturing processes are required to comply with the FDA’s Quality System Regulation, which covers the procedures concerning the design, testing, production processes, controls, quality assurance, labeling, packaging, storage and shipping of our devices. We also are subject to state requirements and licenses applicable to manufacturers of medical devices. In addition, we must engage in extensive recordkeeping and reporting and must make available our manufacturing facilities and records for periodic unscheduled inspections by governmental agencies, including the FDA, state authorities and comparable agencies in other countries. Failure to pass a Quality System Regulation inspection or to comply with these and other applicable regulatory requirements could result in disruption of our operations and manufacturing delays. Failure to take adequate corrective action could result in, among other things, significant fines, suspension of approvals, seizures or recalls of products, operating restrictions and criminal prosecutions. We cannot assure you that the FDA or other governmental authorities would agree with our interpretation of applicable regulatory requirements or that we have in all instances fully complied with all applicable requirements. Any failure to comply with applicable requirements could adversely affect our product sales and profitability.

We may need to change our business practices to comply with healthcare fraud and abuse laws and regulations.

We are subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws. Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state healthcare programs. Healthcare fraud and abuse regulations are complex and even minor, inadvertent irregularities in submissions can potentially give rise to claims that a fraud and abuse law or regulation has been violated. Any violations of these laws or regulations could result in a material adverse effect on our business, financial condition and results of operations. If there is a change in law, regulation or administrative or judicial interpretation, we may have to change our business practices or our existing business practices could be challenged as unlawful.

Medicare laws mandating new supplier standards and conditions for coverage could adversely impact our business.

Medicare regulations now require entities or individuals submitting claims and receiving payment for purchase of our products to obtain a supplier number, which in turn is predicated on compliance with a number of supplier standards. We currently have such a supplier number. Under the Medicare Modernization Act, any entity or individual that bills Medicare for our durable medical equipment and orthotics, including our TENS and NMES units, and that has a supplier number for submission of such bills will be subject to new quality standards as a condition of receiving payment from the Medicare program. These new standards required under the Medicare Modernization Act are to be developed by CMS and applied by independent accreditation organizations. The Medicare Modernization Act also authorizes CMS to establish clinical conditions for payment for durable medical equipment. These new supplier standards and clinical conditions for payment could limit or reduce the number of entities or individuals who can sell or provide our products and could restrict coverage for our products. Our failure to meet any new supplier standards could affect our ability to bill, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Indebtedness

Our substantial debt may adversely affect our financial condition and operating activity.

We have, and after the completion of this offering will continue to have, substantial debt and substantial debt service obligations. At June 30, 2004, as adjusted to give effect to this offering and the application of the proceeds therefrom, we would have had $140.1 million of outstanding indebtedness. In addition, we had $25.0 million of available borrowings under our revolving credit facility at June 30, 2004. In the future, we may borrow more money, subject to the limitations imposed on us by our senior secured credit facility.

Our level of indebtedness has important consequences to you, including:

•	requiring us to use a substantial portion of our cash flow from operations to pay interest and principal on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	limiting our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	subjecting us to the risk of interest rate increases on our indebtedness with variable interest rates;

•	subjecting us to the possibility of an event of default under the financial and operating covenants contained in our senior secured credit facility; and

•	limiting our ability to adjust to rapidly changing market conditions, reducing our ability to withstand competitive pressures and making us more vulnerable to a downturn in general economic conditions than our competitors with less debt.

Our inability to generate cash flow may require us to seek additional financing.

If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required to refinance all or a portion of our existing debt, sell assets, borrow more money or raise capital through sales of our equity securities. If these or other kinds of additional financing become necessary, we cannot assure you that we could arrange such financing on terms that are acceptable to us or at all.

We are subject to restrictive debt covenants, which may restrict our operational flexibility.

Our senior secured credit facility contains various financial and operating covenants, including, among other things, restrictions on our ability to incur additional indebtedness, pay dividends on and redeem capital stock, make other restricted payments, make investments, sell our assets or enter into consolidations, mergers and transfers of all or substantially all of our assets. These restrictions could limit our ability to take actions that require funds in excess of those available to us.

Our senior secured credit facility also requires us to maintain specified financial ratios and satisfy financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control and we cannot assure you that we will meet those ratios and tests. A breach of any of these covenants, ratios, tests or restrictions could result in an event of default under our senior secured credit facility. If an event of default exists under our senior secured credit facility, the lenders could elect to declare all amounts outstanding thereunder to be immediately due and payable. If the lenders under our senior secured credit facility accelerate the payment of the indebtedness, we cannot assure you that our assets would be sufficient to repay in full that indebtedness.

Our obligations under our senior secured credit facility are secured by substantially all of our assets.

Our obligations under our senior secured credit facility are secured by liens on substantially all of our and our subsidiaries’ assets. If we become insolvent or are liquidated, or if repayment under our senior secured credit facility is accelerated, the lenders will be entitled to exercise the remedies available to a secured lender under applicable law and the applicable agreements and instruments, including the right to foreclose on all of our assets.

Risks Related to Our Common Stock and this Offering

We cannot assure you that an active trading market will develop for our stock.

Since we became a private company in September 1999, there has not been a public market for our common stock. While we intend to file an application for the listing of our common stock on the New York Stock Exchange, an active public market for our common stock may not develop or be sustained after this offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you or at all.

Future sales of shares of our common stock by existing shareholders in the public market, or the possibility or perception of such future sales, could adversely affect the market price of our stock.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell your shares of common stock at a time and at a price which we deem appropriate.

At July 30, 2004, there were 16,581,837 shares of our common stock outstanding. The 8,400,000 shares of common stock sold in this offering (9,660,000 shares if the underwriters exercise their over-allotment option in full) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act, by persons other than our affiliates within the meaning of Rule 144 under the Securities Act.

Following this offering, Carlyle will beneficially own 9,137,824 shares of our common stock, or 7,982,824 shares if the underwriters exercise their over-allotment option in full, and GE Capital will beneficially own 830,711 shares of our common stock, or 725,711 shares if the underwriters exercise their over-allotment option in full. Carlyle and GE Capital will be able to sell their shares in the public market from time to time, subject to certain limitations on the timing, amount and method of those sales imposed by SEC regulations. Carlyle, GE Capital and the underwriters have agreed to a “lock-up” period, meaning that Carlyle and GE Capital may not sell any of their shares without the prior consent of Lehman Brothers Inc. and J.P. Morgan Securities Inc. for 180 days after the date of this prospectus. Carlyle and GE Capital each have the right to cause us to register the sale of shares of common stock owned by it and to include its shares in future registration statements relating to our securities. If Carlyle or GE Capital were to sell a large number of its shares, the market price of our stock could decline significantly. In addition, the perception in the public markets that sales by Carlyle or GE Capital might occur could also adversely affect the market price of our common stock.

In addition to Carlyle’s and GE Capital’s lock-up period, sales of our common stock are also restricted by lock-up agreements that our directors and executive officers and the selling shareholders have entered into with the underwriters. The lock-up agreements restrict our directors and executive officers and the other selling shareholders, subject to specified exceptions, from selling or otherwise disposing of any shares for a period of 180 days after the date of this prospectus without the prior consent of Lehman Brothers Inc. and J.P. Morgan Securities Inc. Although there is no present intention or arrangement to do so, all or any portion of the shares may be released from the restrictions in the lock-up agreements and those shares would then be available for resale in the market. Any release would be considered on a case-by-case basis.

After this offering, 2,304,503 shares will also be issuable upon the exercise of presently outstanding stock options and 1,045,163 shares have been reserved for future issuance under our existing stock option plans. Pursuant to Rule 701 of the Securities Act as currently in effect, and subject to the lock-up agreements described herein, any of our employees, consultants or advisors who purchases shares of our common stock from us pursuant to options granted prior to the completion of this offering under our existing stock option plans or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. Additionally, following the consummation of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the sale of shares issued or issuable upon the exercise of all these stock options. Subject to the exercise of issued and outstanding options and contractual restrictions, shares of our directors and executive officers to which Rule 701 is applicable or those shares that are registered under the registration statement on Form S-8 will be available for sale into the public market after the expiration of the 180-day lock-up agreements.

In the future, we may issue our securities in connection with acquisitions or other investments. The amount of our common stock issued in connection with any acquisition or other investment could constitute a material portion of our then outstanding common stock. Such issuances could result in dilution of our common shareholders.

You will incur immediate and substantial dilution.

The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our outstanding common stock. Accordingly, if you purchase common stock in this offering, you will suffer immediate and substantial dilution of your investment. Based upon the issuance and sale of 1,666,667 million shares of common stock by us at an assumed initial public offering price of $15.00 per share (the midpoint of the initial public offering price range indicated on the cover of this prospectus), you will incur immediate dilution of $19.41 in the net tangible book value per share. We also have a large number of outstanding stock options to purchase common stock with exercise prices that are below the estimated initial public offering price of our common stock. To the extent that these options are exercised, you will experience further dilution.

The Carlyle Group controls us and may have conflicts of interest with our other shareholders in the future.

Entities controlled by Carlyle hold substantially all of the voting power of MPI Holdings, L.L.C., our largest shareholder. After this offering, Carlyle will beneficially own 49.7% of our common stock, or 43.4% if the underwriters exercise their over-allotment option in full. As a result, Carlyle will continue to be able to control the election and removal of our directors and determine our corporate and management policies, including potential mergers or acquisitions, payment of dividends, asset sales and other significant corporate transactions. In addition, pursuant to agreements with Carlyle, we have agreed to nominate for election as directors each year two individuals designated by Carlyle so long as Carlyle owns at least 10% of our voting stock. Currently two of our five directors are affiliated with Carlyle. This concentration of ownership and agreement to nominate directors may delay or deter possible changes in control of our company, which may reduce the market price of our stock. We cannot assure you that the interests of Carlyle will coincide with the interests of other holders of our common stock. Any conflict of interest, or perceived conflict of interest, between Carlyle and the other holders of our common stock could result in an actual or perceived conflict of interest on the part of our directors affiliated with Carlyle. The existence or perception of such a conflict could materially limit the ability of these directors to participate in consideration of the matter.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our common stock could decrease significantly. You may be unable to resell your shares of our common stock at or above the initial public offering price. The initial public offering price of our common stock will be determined through negotiations between the underwriters, us and the selling shareholders and may not be indicative of the price that will prevail in the open market following this offering.

Because we do not intend to pay dividends, shareholders will benefit from an investment in our common stock only if it appreciates in value.

We currently intend to retain our future earnings, if any, to finance the further expansion and continued growth of our business and do not expect to pay any cash dividends in the foreseeable future even if permitted to do so under our senior secured credit facility. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. There is no guarantee that our common stock will appreciate in value or even maintain the price at which shareholders have purchased their shares.

We have opted out of certain provisions of Minnesota law that might otherwise discourage takeover attempts.

In our articles of incorporation, we have opted out of certain provisions under Minnesota law regarding “control share acquisitions” and “business combinations” that serve to discourage hostile takeover attempts. These statutory provisions are intended to discourage an unsolicited takeover if our board of directors determines that such a takeover is not in the best interests of our shareholders and to cause potential acquirors to negotiate with the board of directors to insure that shareholders receive fair value for their shares. However, these statutory provisions could also have the effect of discouraging certain attempts to acquire us that could deprive our shareholders of opportunities to sell their shares of our stock at higher values. Our decision to opt out of these provisions may encourage an unsolicited purchaser to acquire a substantial ownership position in our voting stock without our consent and allow them to gain control of our company without paying a sufficient market premium. For more information regarding these Minnesota law provisions, please see “Description of Capital Stock—Anti-Takeover Provisions of Minnesota Law.”

Arthur Andersen LLP, the auditor for our audited financial statements for the year ended December 31, 2001 that are included in this prospectus, has been found guilty of federal obstruction of justice charges and you are unlikely to be able to exercise effective remedies against them in any legal action.

On June 15, 2002, a jury in Houston, Texas found our former independent public accountant, Arthur Andersen LLP, guilty of federal obstruction of justice charges arising from the federal government’s investigation of Enron Corp. As a result, Arthur Andersen has ceased practicing before the SEC and substantially all of Arthur Andersen’s personnel have left the firm, including the individuals responsible for auditing our audited financial statements for the year ended December 31, 2001 that are included in this prospectus. Arthur Andersen was our independent auditor for the years ended 2000 through 2001, however, on November 13, 2002 we dismissed Arthur Andersen and appointed Ernst & Young LLP as our independent auditors. Arthur Andersen is currently in the process of liquidating its assets. The ability of Arthur Andersen to satisfy any judgments obtained against them is in great doubt and, therefore, you are unlikely to be able to exercise effective remedies or collect judgments against them.

Moreover, as a public company, we are required to file with the SEC financial statements audited or reviewed by an independent public accountant. The SEC issued a statement that it will continue to accept financial statements audited by Arthur Andersen on an interim basis if Arthur Andersen is able to make certain representations to its clients concerning audit quality controls. Arthur Andersen has made such representations to us in the past. However, for the reasons noted above, Arthur Andersen will be unable to make these representations in the future or to provide other information or documents that would customarily be received by us or the underwriters in connection with this offering, including consents and “comfort letters.” In addition, Arthur Andersen will be unable to perform procedures to assure the continued accuracy of its report on our audited financial statements included in this prospectus. Arthur Andersen will be unable to provide such information and documents and perform such procedures in future financings and other transactions. As a result, we may encounter delays, additional expense and other difficulties in this offering, future financings or other transactions.

In reliance on Rule 437a under the Securities Act, we have not filed a written consent of Arthur Andersen to the inclusion in this prospectus of their reports regarding our financial statements for the year ended December 31, 2001. Because we have not filed the written consent of Arthur Andersen with respect to the inclusion of their reports in this prospectus, you may not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus may contain forward-looking statements which reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as “believe,” “expect,” “potential,” “continue,” “may,” “will,” “should,” “seek,” “predict,” “intend,” “plan,” “estimate,” “anticipate” or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus are based upon our historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to those described under “Risk Factors.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Any forward-looking statements you read in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, financial condition, growth strategy and liquidity. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision.

NOTICE REGARDING ARTHUR ANDERSEN LLP

Section 11(a) of the Securities Act provides that if any part of a registration statement at the time it becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement or as having prepared or certified any report or valuation which is used in connection with the registration statement with respect to the statement in such registration statement, report or valuation which purports to have been prepared or certified by the accountant.

Our financial statements for the year ended December 31, 2001 were audited by Arthur Andersen LLP. Prior to the date of this prospectus, the Arthur Andersen partners who audited those financial statements resigned from Arthur Andersen. As a result, after reasonable efforts, we have been unable to obtain Arthur Andersen’s written consent to the inclusion in this registration statement of its audit reports with respect to our financial statements for the year ended December 31, 2001. Under these circumstances, Rule 437a under the Securities Act permits us to file this registration statement without written consents from Arthur Andersen. Accordingly, Arthur Andersen may not be liable to you under Section 11(a) of the Securities Act because it has not consented to being named as an expert in the registration statement.

USE OF PROCEEDS

Assuming an initial public offering price of $15.00 per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus, we estimate that we will receive net proceeds from this offering of $20.6 million, after deducting underwriting discounts and commissions and other estimated expenses. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

We are required to use 50% of the net proceeds we receive from this offering to repay indebtedness under our term loan facility and are permitted to make additional repayments without penalty. We intend to use the $20.6 million of net proceeds from this offering to repay outstanding indebtedness under that facility. JPMorgan Chase Bank, a lender under our term loan facility, is an affiliate of JP Morgan Securities Inc., who is acting as an underwriter in this offering. At June 30, 2004, we had $159.6 million outstanding under our term loan facility. The interest rates per annum applicable to loans under our term loan facility are, at our option, the Base Rate or Eurodollar Rate plus, in each case, an applicable margin. Our effective interest rate at June 30, 2004 was 4.30%. Our term loan facility requires, beginning March 31, 2004 and ending November 24, 2009, quarterly principal repayments of $412,500 for each of the first 20 installments and quarterly principal repayments of approximately $39.2 million for each of the final four installments.

DIVIDEND POLICY

In connection with our November 2003 recapitalization, we paid a $58.0 million dividend to our shareholders. We do not expect that any dividends will be paid to our shareholders in the foreseeable future. Instead, we currently intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. Any future decision to declare and pay dividends will be at the discretion of our board of directors, after taking into account our financial results, capital requirements and other factors they may deem relevant. Our senior secured credit facility limits our ability to pay dividends or make other distributions in respect of our common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and consolidated capitalization as of June 30, 2004, on an actual basis and on an as adjusted basis to give effect to this offering and our use of proceeds therefrom.

You should read this table in conjunction with our consolidated financial statements and the related notes, “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of June 30, 2004,
	Actual	As Adjusted(1)
	(unaudited)
	(in thousands)
Cash and cash equivalents	$10,417	$11,928

Long-term debt:
Senior secured credit facility, including current portion	$159,588	$139,038
Other	1,059	1,059

Total long-term debt, including current portion	160,647	140,097

Shareholders’ equity (deficit):
Common stock, par value $0.01 per share (26,783,000 shares authorized; 16,581,837 shares issued and outstanding) (100,000,000 shares authorized as adjusted; 18,399,158 shares issued and outstanding as adjusted)	166	184
Additional paid-in capital	(132,532)	(111,474)
Retained earnings	59,686	59,686
Accumulated other comprehensive gain	5,231	5,231
Executive officers’ notes receivable	(985)	—

Total shareholders’ deficit	(68,434)	(46,373)

Total capitalization	$92,213	$93,724

(1)	Adjusted to reflect the sale of 1,666,667 shares of common stock by us at an offering price of $15.00 per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus, as if such sale had occurred on June 30, 2004 and the utilization of the proceeds received by us in this offering to repay debt, the receipt of $0.5 million in proceeds from the exercise of options to purchase 150,654 shares of our common stock immediately prior to the consummation of this offering and the receipt of $1.0 million from the repayment of loans owed to us by certain of our executive officers who are selling shareholders. We have firm commitments for the exercise of such options and for the repayment of such loans.

The table above includes 150,654 shares that we expect will be issued upon exercise of outstanding options by certain of the selling shareholders immediately prior to consummation of this offering and the repayment of loans owed to us by such selling shareholders, but does not reflect:

•	2,153,849 shares of our common stock issuable upon the exercise of options under our 1999 stock option plan with a weighted-average exercise price of $3.65 per share at June 30, 2004, of which 1,274,697 were then exercisable; and

•	348,000 shares of our common stock issuable upon the exercise of options that we expect to issue in connection with this offering under our 2004 equity incentive plan with an exercise price equal to the offering price of the shares offered hereby, none of which will then be exercisable.

•	1,045,163 shares of our common stock available for issuance under our existing stock option plans.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering exceeds the net tangible book value per share of common stock after this offering. The net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets (total assets less intangible assets) and dividing the difference by the number of shares of our common stock outstanding at that date.

Our net tangible book value as of June 30, 2004 was a deficit of $101.0 million, or $6.09 per share. After giving effect to the receipt and our intended use of the $20.6 million of estimated net proceeds from our sale of 1,666,667 shares of common stock in this offering at an assumed offering price of $15.00 per share (the midpoint of the initial public offering price range indicated on the cover of this prospectus), our as adjusted net tangible book value as of June 30, 2004 would have been a deficit of approximately $80.4 million, or $4.41 per share. This represents an immediate increase in net tangible book value of $1.68 per share to existing shareholders and an immediate dilution of $19.41 per share to new investors purchasing shares of our common stock in this offering. The following table illustrates this substantial and immediate per share dilution to new investors:

	Per Share
Assumed initial public offering price		$15.00
Net tangible book value before this offering	$(6.09)
Increase attributable to investors in this offering	1.68

As adjusted net tangible book value after this offering		$(4.41)

Dilution to new investors		$19.41

The following table gives effect to a 2.6783 for one stock split which will occur prior to the completion of this offering and summarizes on an as adjusted basis as of June 30, 2004:

•	the total number of shares of common stock purchased from us;

•	the total consideration paid to us, assuming an initial public offering price of $15.00 per share (the midpoint of the initial public offering price range indicated on the cover of this prospectus); and

•	the average price per share paid by existing shareholders and by new investors purchasing shares in this offering:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	16,581,837	91%	$60,000,000	71%	$3.62
New investors	1,666,667	9%	25,000,005	29%	15.00

Total	18,248,504	100%	$85,000,005	100%	$4.66

The table and discussion above assumes no exercise of any stock options after June 30, 2004. As of June 30, 2004, there were outstanding options to purchase a total of 2,304,503 shares of our common stock at a weighted average exercise price of $3.64 per share. To the extent that all of these options are exercised, there will be dilution of $18.50 per share.

Sales by the selling shareholders in this offering will reduce the number of shares held by existing shareholders to 9,848,504 or 54% of the total number of shares of our common stock to be outstanding after the offering, and will increase the number of shares held by new investors to 8,400,000 or 46% of the total number of shares of our common stock to be outstanding after the offering. If the underwriters exercise their over-allotment option in full, the percentage of shares of common stock held by existing shareholders will decrease to 51% of the total number of as adjusted shares of our common stock outstanding after the offering, and the number of shares of our common stock held by new public investors will increase to 9,660,000 or 49% of the total shares of our common stock outstanding after this offering assuming full exercise of the over-allotment option by the underwriters; and the immediate dilution to new investors will be $18.22 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated statement of income and balance sheet data for the periods indicated. We derived our consolidated statement of income data for the years ended December 31, 2003, 2002 and 1999, and our balance sheet data as of December 31, 2003, 2002 and 1999, from our consolidated financial statements, which were audited by Ernst & Young LLP, our independent auditors. We derived our consolidated statement of income data for the years ended December 31, 2001 and 2000, and our balance sheet data as of December 31, 2001 and 2000, from our consolidated financial statements, which were audited by Arthur Andersen LLP, our independent auditors during those years. We derived the selected financial data as of and for the six months ended June 30, 2004 and 2003 from our unaudited consolidated interim financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated interim financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial information shown in these statements.

The as adjusted balance sheet data as of June 30, 2004 presented below give effect to the completion of this offering and the application of the $20.6 million of net proceeds from this offering to repay indebtedness under our senior secured credit facility as if each had occurred as of June 30, 2004. The as adjusted summary financial data are not necessarily indicative of what our financial position would have been if this offering had been completed as of the date indicated, nor are such data necessarily indicative of our financial position or results of operations for any future date or period.

Our historical results are not necessarily indicative of future operating results. You should read the information set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(in thousands, except share and per share data)
Statement of Income Data:
Net revenues	$79,729	$73,197	$150,525	$135,586	$121,555	$96,533	$76,319
Cost of goods sold	28,656	24,704	51,946	42,024	36,180	26,547	18,712

Gross profit	51,073	48,493	98,579	93,562	85,375	69,986	57,607
Operating expenses:
Selling, general, and administrative	32,070	29,506	58,831	53,071	56,491	44,104	33,658
Research and development	1,262	1,330	2,409	2,131	2,874	2,770	3,197
Recapitalization expense (1)	—	—	5,408	—	—	—	—

Total operating expenses	33,332	30,836	66,648	55,202	59,365	46,874	36,855

Earnings from operations	17,741	17,657	31,931	38,360	26,010	23,112	20,752
Interest income	17	—	164	195	305	871	502
Interest expense	(4,048)	(3,999)	(7,994)	(8,781)	(11,040)	(13,034)	(4,117)
Other expense (2)	(243)	(114)	(2,511)	(1,176)	(646)	(666)	(7,597)

Earnings before income taxes and minority interest	13,467	13,544	21,590	28,598	14,629	10,283	9,540
Income tax expense	(5,032)	(4,576)	(8,180)	(9,605)	(7,896)	(4,358)	(6,288)
Minority interest	(85)	(49)	(127)	(66)	805	—	—

Net earnings	$8,350	$8,919	$13,283	$18,927	$7,538	$5,925	$3,252

Net earnings per share:
Basic	$0.50	$0.54	$0.80	$1.14	$0.45	$0.36	$0.20

Diluted	$0.47	$0.50	$0.75	$1.14	$0.45	$0.36	$0.20

Weighted-average shares outstanding:
Basic	16,581,837	16,581,837	16,581,837	16,581,837	16,581,837	16,556,972	16,314,007

Diluted	17,939,867	17,840,893	17,818,976	16,660,352	16,659,690	16,628,989	16,390,944

	At June 30,	As Adjusted At June 30,	At December 31,
	2004	2004(3)	2003	2002	2001	2000	1999
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$10,417	$11,928	$3,115	$6,732	$6,069	$1,903	$1,816
Total assets	113,686	115,197	107,652	104,354	89,220	86,748	47,975
Long-term debt, including current position (4)	160,647	140,097	166,099	121,357	120,963	125,615	110,500
Shareholders’ deficit	(68,434)	(46,373)	(75,963)	(35,250)	(57,305)	(63,703)	(69,457)

(1)	Represents $5.1 million in bonuses paid to management and $0.3 million in other expenses incurred in connection with the November 2003 recapitalization.
(2)	In 2003, other expenses included a $1.0 million write-off of deferred financing costs related to our previous credit facility, $1.2 million of fees paid to our shareholders in connection with the recapitalization and $0.6 million of management fees. These expenses were offset by $0.6 million of other income from Empi Europe. In 2002, other expenses consisted primarily of a $0.6 million management fee and $0.2 million of bank charges.
(3)	Adjusted to reflect the sale of 1,666,667 shares of common stock by us at an offering price of $15.00 per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus, as if such sale had occurred on June 30, 2004 and the utilization of the proceeds received by us in this offering to repay debt, the receipt of $0.5 million in proceeds from the exercise of options to purchase 150,654 shares of our common stock immediately prior to the consummation of this offering and the receipt of $1.0 million from the repayment of loans owed to us by certain of our executive officers who are selling shareholders. We have firm commitments for the exercise of such options and for the repayment of such loans.
(4)	Long-term debt excludes minority interest.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as applying to all related forward-looking statements wherever they appear in this prospectus. Our actual results could differ materially from those discussed here. Factors that could cause or contribute to these differences include those discussed in “Risk Factors,” as well as those discussed elsewhere. You should read “Risk Factors” and “Cautionary Notice Regarding Forward-Looking Statements.”

Overview

We are a leading medical device company focused on products used for pain management, orthopedic rehabilitation and physical therapy. We develop, manufacture, market and distribute a diverse range of non-invasive medical devices and accessories that are primarily used by patients for at-home therapy. We also provide physical therapy equipment and supplies to physicians, physical therapists and other healthcare professionals for use in their clinics.

Our net revenues, which we record in one reportable segment, are derived primarily from sales of our electrotherapy devices and accessories, orthotics and CPM devices, and iontophoretic devices and accessories, which comprised 48.7%, 26.3% and 13.3% of our net revenues, respectively, in 2003. The remainder of our net revenues is primarily derived from RME, our catalog distribution company that sells and distributes medical supplies used in physical therapy clinics. The mix of our net revenues has changed over the past three years primarily as a result of the addition of RME’s catalog sales, which accounted for 6.8% of our net revenues in 2003 as compared to none in 2001, along with slight increases in the percentage contribution of orthotics and continuous passive motion devices. U.S. and European sales accounted for 75.8% and 24.2% of our net revenues in 2003, respectively. The majority of our European sales are made by our German subsidiary, Ormed, which manufactures and markets our continuous passive motion devices and markets and sells our electrotherapy and orthotics products in Europe. Less than 1% of our net revenues in 2003 were from sales in Canada and Asia. The geographic distribution of our net revenues has remained relatively stable during the past three fiscal years, with slight increases in the percentage of our net revenues derived from our international operations, which has been driven by increased sales in Europe by Ormed and the strengthening of the euro. Over the last three years, we have become more sensitive to the risks associated with our international operations, as their contribution to our net revenues has increased. These risks include adverse fluctuations in exchange rates and additional regulatory requirements, each of which could affect our business and results of operations in the future.

We derive revenues from wholesale and retail businesses. Our wholesale business involves the sale of iontophoretic devices and accessories and medical supplies to clinics, hospitals, large buying groups and distributors. Our retail business involves providing our products to patients for rent or purchase, the sale of accessories to patients for the ongoing use of such products, and billing the patient’s third-party payor for the products or accessories. Due to contracted price concessions or negotiated rate adjustments with certain insurance providers, we often will receive reimbursement at less than invoice price and record the difference as a sales allowance. These sales allowances, allowances for products returned by patients and reserves for rental credits are provided for by reducing gross revenues by a portion of the invoice amount resulting in our reported net revenues.

We have achieved average annual net revenue growth of 11.3% since 2001, and our earnings from operations grew at an average annual rate of 10.8% over that period. Excluding $5.4 million in expenses related to our November 2003 recapitalization, our earnings from operations from 2001 through 2003 would have grown by an average annual rate of 19.8%. Our net revenue growth during the past three years was primarily driven by:

•	a 17.9% average annual increase in our international net revenues;

•	our acquisition of RME in July 2002 and the inclusion thereafter of its catalog sales in our net revenues; and

•	an 8.5% average annual increase in net revenues generated by sales of our electrotherapy devices and accessories and orthotics.

Increases in our international net revenues over the last three years have been driven in part by the strengthening of the euro against the U.S. dollar. In periods in which the euro strengthens against the U.S. dollar, our international net revenues increase because our euro denominated net revenues will translate into a greater number of U.S. dollars. Conversely, in periods in which the euro weakens against the U.S. dollar, our international revenues decrease because our euro denominated net revenues will translate into fewer U.S. dollars.

During the past three years, the growth of our profitability has been tempered by an increase in our cost of goods sold as a percentage of our net revenues, driven by an increase, particularly during 2003, in sales of lower margin CPM and catalog products. Our net revenues and profitability have also been affected by declines in certain reimbursement rates and increases in expenses associated with our direct sales force, which has historically been our largest operating expense. While we expect to increase the size of our sales force and continue to introduce new products in 2004, we do not anticipate that this will have a material impact on our SG&A or research and development expenses as a percentage of net revenues in 2004.

We believe that our net revenues and profitability may be particularly sensitive to changes in reimbursement policies of government entities and private healthcare companies, changes in government regulations and changes in certain key demographic trends such as the growth of an aging population. In particular we believe that our business could be adversely impacted by a trend in our third-party payors toward adopting lower reimbursement levels based on the reimbursement levels provided by Medicare.

Our management reviews and analyzes several key performance indicators in order to manage our business and assess the quality of and potential variability of our earnings and cash flows. These key performance indicators include:

•	net revenues, which are an indicator of our overall business growth;

•	gross profit, which is an indicator of both our product mix, general pricing and competitive pressures and our cost of our products;

•	operating expenses as a percentage of revenue, which is an indicator of the efficiency of our business and our ability to manage our business to budget; and

•	collection of receivables, which is an indicator of our success in collecting the revenue from our sales and is used by management to plan for cash needs and establish proper reserves.

Recapitalization

On November 24, 2003, we consummated a $169.4 million recapitalization. As a result of the recapitalization, we entered into a senior secured credit facility consisting of a $165.0 million six-year term loan facility and a $25.0 million five-year revolving credit facility. The proceeds from the term loan facility and $4.4 million of cash on hand were used as follows: (1) $75.0 million for the repayment of our previous credit facility; (2) $27.3 million for repayment of our then outstanding senior subordinated debt; (3) $58.0 million in dividends to shareholders; (4) $5.4 million in recapitalization expenses, consisting of a $5.1 million in special management bonuses and $0.3 million of other expenses; and (5) $4.3 million in fees related to the recapitalization which have been capitalized as deferred financing costs. At December 31, 2003, $0.6 million of the recapitalization expenses were accrued.

Acquisitions

On July 31, 2002, we acquired 100% of the net assets of RME for an aggregate purchase price of $2.4 million consisting of a $1.5 million cash payment and a $0.9 million promissory note. The note is payable in two payments of $469,000 each in August 2005 and August 2008. The results of operations of the acquired entity have been included in our consolidated financial statements since the date of acquisition.

In 2000, we acquired a 77% interest in Ormed through a stock acquisition for $18.8 million. In January 2002, we acquired the remaining 23% of the outstanding capital stock of Ormed for $4.4 million in cash plus additional consideration of $8.6 million based on Ormed’s earnings performance for the year ended December 31, 2000. We paid $31.8 million in total consideration for Ormed. Ormed’s assets include a 50% interest in Medireha GmbH, which manufactures the CPM devices that we distribute in the United States and in Germany. The results of operations of the acquired entity have been included in our consolidated results since June 2000. We reflect our partial ownership of Medireha on our consolidated balance sheet in minority interest, and on our consolidated statements of income by reducing our net earnings to account for the portion of Medireha’s earnings allocable to its other equity holders.

Enterprise Resource Program

In 2002, we began a phased implementation of a new enterprise resource program, or ERP, to standardize on an integrated computer platform all of the critical systems of our U.S. operations including financial reporting, accounts payable, accounts receivable, manufacturing, inventory management, order entry and shipping. In each phase of the implementation, we have expanded the ERP’s functionality to fulfill the unique requirements of our business. We accomplish this through a combination of adding new hardware and generally available software modules that are designed to provide a specific functionality and customized programming of the ERP software and related modules to meet the particular needs of our operations. The first phase included purchase of the ERP software and related hardware and implementation of the finance and manufacturing modules. This phase was completed in November 2002 at a cost of $4.3 million. The second phase, completed in July 2003, added the RME acquisition and Ormed’s U.S. CPM business onto the system at a cost of $0.6 million. The next phase of the implementation will add wholesale order entry functions and invoice processing and has a targeted completion date of October 2004. Retail order entry and invoice processing will be the final phase with completion expected by third quarter of 2006. We expect that the cost of implementing these remaining phases will be between $4.0 and $5.0 million in the aggregate. We capitalize the costs associated with the implementation of the ERP during the period in which such costs are incurred. Costs associated with the hardware necessary to support the ERP are capitalized or depreciated over their expected useful life. Costs associated with software and software modules, consultant expenses for project management and software development, and compensation of our employees directly involved in the implementation of the ERP are capitalized and depreciated over their expected useful life pursuant to the Association of Independent Certified Public Accountants’ Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. As of June 30, 2004, we have capitalized an aggregate of $6.8 million in connection with the implementation of the ERP.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principals generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates including those related to contractual allowances, bad debts, inventories, income taxes, long-lived assets and intangibles. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The accounting policies we believe to be most critical to understanding our financial results and condition and that require complex and subjective management judgments are discussed below.

Revenue Recognition

We recognize wholesale revenue when we ship our products to our wholesale customers. We recognize retail revenue, both rental and purchase, when our product has been dispensed to the patient and the patient’s insurance has been verified. For retail products that are sold from our inventories consigned at clinic locations, we recognize revenue when we receive notice that the device has been prescribed and dispensed to the patient and the insurance has been verified or preauthorization from the insurance company has been obtained when required.

Reserves for Sales Allowances, Product Returns and Rental Credits

We have established reserves to account for sales allowances, product returns and rental credits. Sales allowances generally result from agreements that we have with certain insurance providers that permit them to reimburse us for our products in amounts that are below the invoice price of the product. This reserve is provided for by reducing our gross revenue by a portion of the amount invoiced during the relevant period. We estimate the amount of the reduction based on historical experience and invoices generated in the period in question, and consider the impact of new contract terms or modifications of existing arrangements with insurance providers. As we have refined our accounting information systems, we have become able to provide for sales allowances for invoices based on individual payors’ payment characteristics.

The product return reserve accounts for patient returns of our products after purchase. This reserve is provided for by reducing gross revenue by an amount based on our historical rate of returns.

Rental credits result when patients purchase products that they previously rented. Many insurance providers require patients to rent our devices for a period of one to three months prior to purchase. If the patient has a long-term need for the device, these insurance companies may authorize purchase of the device by these patients. When the device is purchased, most insurance providers require that rental payments previously made on the device be credited toward the purchase price. These credits are processed at the time the payment is received for the purchase of the device, which creates a time lag between billing of the purchase and processing of the rent credit. This reserve is provided for by reducing our gross revenue by assessing the number of our products being rented during the relevant period and our historical conversion rate of rentals to sales. The cost to refurbish rented products is expensed as incurred as part of cost of goods sold.

During 2003, 2002 and 2001, gross revenue was reduced by 17.5%, 17.2% and 14.5%, respectively, as a result of our sales allowances, product returns and rental credits. We believe that these increases have resulted primarily from the greater percentage of our sales that are made pursuant to contracts with insurance providers that provide for sales below invoice. A change in the percentage of sales made pursuant to such contracts, a change in the percentage of rentals converted to sales or a change in the number or type of our products that are returned could cause the level of these reserves to vary in the future.

Reserve for Uncollectible Accounts Receivable

In addition to the reserves for sales allowances, returns and rental credits, we have also established a reserve for uncollectible accounts receivable. These uncollectible accounts are a result of nonpayment from patients who have been direct billed for co-payments or deductibles or lack of appropriate insurance coverage and disallowances of charges by third-party providers. The reserve is based on historical trends and current relationships with providers and internal process improvements. During 2003, 2002 and 2001, our provision for uncollectible accounts receivable was 2.9%, 2.1% and 3.7%, respectively, of net revenues. If there is a change to a material insurance provider contract, a decline in the economic condition of patients or significant turnover of company personnel, the current level of the reserve for uncollectible accounts receivable may not be adequate and result in our increasing these levels in the future.

Reserve for Inventory

We consign a large amount of inventory to clinics and other healthcare provider locations to allow our products to be immediately dispensed to patients. Since this inventory is not in our possession, we reserve for those devices that are not accounted for during periodic inventory counts conducted by our sales representatives. The reserve is based on historical trends. We also reserve for raw material and finished goods inventory in the warehouse based on analysis of slow or obsolete inventory. Although this reserve has historically been very small, a significant turnover of sales personnel, new product launches, increased competition or increased consigned inventory in clinics could adversely affect the adequacy of the current level of the inventory reserve and materially affect our profitability.

Goodwill and Other Intangibles

Effective January 1, 2002, we adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), which addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets at acquisition. Under Statement 142, goodwill is no longer amortized, but is subject to annual impairment tests. Statement 142 requires that goodwill for each reporting unit be reviewed for impairment at least annually. In addition, upon adoption of Statement 142, we had to complete a transitional impairment test. This transitional impairment test completed in the first quarter of 2002, indicated no goodwill impairment. At December 31, 2003, we had two reporting units, consisting of our U.S. and European operations. We test goodwill for impairment using the two-step process prescribed in Statement 142. In the first step, we compare the fair value of each reporting unit, as computed primarily by present value cash flow calculations, to its book carrying value, including goodwill. If the fair value exceeds the carrying value, no further work is required and no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and we would then complete step two in order to measure the impairment loss. In step two, we would calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in step 1). If the implied fair value of goodwill is less than the carrying value of goodwill, we would recognize an impairment loss equal to the difference. Goodwill was tested for impairment during the fourth quarters of 2003 and 2002. We concluded that there was no impairment of goodwill. Had SFAS No. 142 been in effect as of January 1, 2001, our earnings per share of our common stock for that year would have been higher by $0.32 on a basic basis and $0.31 on a diluted basis.

Impairment of Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount and fair market value less costs to sell. As of December 31, 2003, we concluded there was no impairment of long-lived assets.

Net Revenues Data

The following table sets forth the amount of net revenues and the percentage of net revenues derived from the United States and international sources, primarily Europe, for the six months ended June 30, 2004 and 2003, and for the years ended December 31, 2003, 2002 and 2001.

	Six Months Ended June 30,				Year Ended December 31,
	2004		2003		2003		2002		2001
	(dollars in thousands)
United States	$58,425	73.3%	$54,901	75.0%	$114,165	75.8%	$104,420	77.0%	$95,385	78.5%
International	21,304	26.7%	18,296	25.0%	36,360	24.2%	31,166	23.0%	26,170	21.5%

The following table sets forth the amount of net revenues and the percentage of net revenues derived from each of our product categories for the six months ended June 30, 2004 and 2003 and for the the years ended December 31, 2003, 2002 and 2001.

	Six Months Ended June 30,				Year Ended December 31,
	2004		2003		2003		2002		2001
	(dollars in thousands)
Electrotherapy (TENS, NMES and accessories)	$38,026	47.7%	$34,986	47.8%	$73,211	48.7%	$69,707	51.4%	$64,696	53.2%
Orthotics and continuous passive motion	21,769	27.3%	19,936	27.2%	39,635	26.3%	35,371	26.1%	31,165	25.6%
Iontophoresis	9,652	12.1%	10,013	13.7%	20,030	13.3%	20,996	15.5%	20,399	16.8%
RME catalog and other products	10,282	12.9%	8,262	11.3%	17,649	11.7%	9,512	7.0%	5,295	4.4%

Total	$79,729	100%	$73,197	100%	$150,525	100%	$135,586	100%	$121,555	100%

Results of Operations

Comparison of Six Months Ended June 30, 2004 to Six Months Ended June 30, 2003

The following summary table presents a comparison of our results of operations for the six months ended June 30, 2004 and 2003 with respect to certain key financial measures. The comparisons illustrated in the table are discussed in greater detail below.

	Six Months Ended June 30,		Percent Change
	2004	2003
	(In Thousands)
Net revenues	$79,729	$73,197	8.9%
Gross profit	51,073	48,493	5.3%
Selling, general, and administrative expenses	32,070	29,506	8.7%
Research and development	1,262	1,330	(5.1)%
Interest expense	4,048	3,999	1.2%
Income tax expense	5,032	4,576	10.0%
Net earnings	8,350	8,919	(6.4)%

Net revenues.    Net revenues increased 8.9% to $79.7 million for the six months ended June 30, 2004 compared to net revenues of $73.2 million for the six months ended June 30, 2003. This increase was due to a net revenue increase of 8.7% in our electrotherapy product line, 9.2% in orthotics and CPM product line and 24.4% in catalog and other product lines. The growth in these product lines was primarily from increased volume offset in part by pricing concessions. Our iontophoresis product line declined 3.6% due to increased competition.

International sales, primarily by Ormed, accounted for approximately 26.7% and 25% for the six months ended June 30, 2004 and June 30, 2003, respectively. Foreign currency translation rates accounted for $2.2 million of the increase in net revenues for our product revenues distributed by our European operations.

Gross profit.    For the six months ended June 30, 2004, gross profit as a percentage of net revenues decreased to 64.1% from 66.2% for the six-month period ended June 30, 2003. There was a decline in gross profit across all product lines. The decline in electrotherapy gross profit was primarily due to a shift in payor mix from workers compensation to lower margin managed care. The gross profit of our iontophoresis, orthotics, CPM and catalog product lines declined due to competitive pricing pressures. Our gross profit was positively impacted by $1.2 million due to foreign currency translation fluctuations.

Selling, general and administration expense.    For the six-month period ended June 30, 2004, selling, general and administrative expenses were $32.1 million compared to $29.5 million for the six months ended June 30, 2003. The $2.6 million increase was primarily associated with personnel related expenses of $1.4 million due to efforts to build the external sales force, an increase in utilities of $0.3 million due to a telephone rebate received during the second quarter of 2003, additional depreciation of $0.2 million associated with our ERP implementation and $0.8 million from fluctuations in foreign currency rates.

Research and development expense.    Research and development expense was consistent at $1.3 million for the six-month periods ended June 30, 2004 and June 30, 2003. As a percent of net revenue, research and development expenses were 1.6% and 1.8% for the six months ended June 30, 2004 and June 30, 2003, respectively.

Interest expense.    Interest expense was $4.0 million for the six months ended June 30, 2004 compared to $4.0 million for the six-month period ended June 30, 2003. Interest expense was impacted by a higher amount of outstanding debt but offset by a lower effective interest rate.

Provision for Income Taxes.    As a percent of earnings before income taxes and minority interest, the effective tax rate was 37.4% for the six months ended June 30, 2004 compared to 33.8% for the six months ended June 30, 2003. The lower effective tax rate for the six-month period ended June 30, 2003 was a result of a lower effective tax rate in 2003 from our European operations.

Net earnings.    Net earnings decreased $0.5 million to $8.4 million for the six-month period ended June 30, 2004 compared to $8.9 million for the six-month period ended June 30, 2003. The decrease was a result of a higher effective tax rate in 2004 from our European operations.

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002

The following summary table sets forth a comparison of our results of operations for the years ended December 31, 2003 and 2002 with respect to certain key financial measures. The comparisons illustrated in the table are discussed in greater detail below.

	Year Ended December 31,		Percent Change
	2003	2002
	(dollars in thousands)
Net revenues	$150,525	$135,586	11.0%
Gross profit	98,579	93,562	5.4%
Selling, general and administrative expenses	58,831	53,071	10.9%
Research and development	2,409	2,131	13.0%
Recapitalization expense	5,408	—	—
Interest expense	7,994	8,781	(9.0)%
Income tax expense	8,180	9,605	(14.8)%
Net earnings	13,283	18,927	(29.8)%

Net Revenues.    Our net revenues increased 11.0% to $150.5 million for the year ended December 31, 2003, compared to net revenues of $135.6 million for the year ended December 31, 2002. This increase was primarily attributable to a $6.4 million increase in net revenues generated by sales of RME catalog products in part as a result of owning it for the full year, an increase of $3.5 million in electrotherapy sales due to volume increases partially offset by a decrease in the proportion of reimbursement resulting from workers compensation claims and an increase in the proportion of reimbursement from Medicare, and a $4.2 million increase in orthotics and CPM product sales, which was primarily driven by increased volume of our U.S. CPM sales and new products launched during 2003. These increases were partially offset by a $1.0 million decrease in net revenues derived from sales of our iontophoretic devices due to a decrease in sales volume and competitive pricing pressures. International sales, primarily by Ormed, accounted for approximately 24.2% and 23.0% of net revenues in 2003 and 2002, respectively. The strengthening of the euro against the dollar during 2003 resulted in $5.7 million increase in net revenues over 2002 on the product lines sold by our European operations.

Gross Profit.    Gross profit as a percentage of net revenues declined to 65.5% in 2003 from 69.0% in 2002. Despite an overall decline in gross profit as a percentage of net revenue, the gross profit margin for electrotherapy products increased due to manufacturing efficiencies resulting in lower cost of sales for those products. Orthotic and CPM product gross profit margin decreased due to higher material costs for orthotic products and competitive pricing pressures on U.S. CPM products. The decline in gross profit as a percentage of net revenue for the iontophoresis product line and RME catalog was due primarily to competitive pricing pressures. Foreign currency translation fluctuations had a positive effect on gross profit of $3.1 million.

Selling, General and Administrative Expenses.    Our SG&A expenses for the year ended December 31, 2003 were $58.8 million, or 39.1% of net revenue, compared to $53.1 million, or 39.1% of net revenue, for the year ended December 31, 2002. Of the $5.7 million increase, $2.1 million was the result of the strengthening euro over the dollar, $1.2 million was due to the inclusion of a full year of RME’s SG&A expenses in our results, $1.2 million resulted from the addition of sales representatives worldwide and $1.1 million was due to depreciation expense from the continued ERP system implementation.

Research and Development Expenses.    Our research and development expenses increased to $2.4 million in 2003 from $2.1 million in 2002. As a percentage of net revenues, research and development expenses were 1.6% in both 2003 and 2002. The $0.3 million increase in 2003 was attributable to our increased focus on development of our new products, such as ActionPatch, and the development of new applications for existing technologies.

Recapitalization Expense.    We recorded a recapitalization expense of $5.4 million for the year ended December 31, 2003 in connection with our November 2003 recapitalization. This recapitalization expense consists primarily of $5.1 million of special bonuses distributed to certain directors and members of our management and $0.3 million for other expenses incurred in connection with the recapitalization.

Interest Expense.    Our interest expense decreased to $8.0 million for the year ended December 31, 2003 compared to $8.8 million for the year ended December 31, 2002. The decrease in interest expense resulted from lower interest rates during 2003 and the approximately $20.0 million decrease in our indebtedness due to principal repayments on our previous credit facility.

Provision for Income Taxes.    Our effective worldwide income tax rate for the year ended December 31, 2003 was 37.9% compared to 33.6% for the year ended December 31, 2002. The lower effective rate in 2002 was primarily due to our use in that year of a reversal in the valuation allowance for foreign net operating losses.

Net Earnings.    Our net earnings decreased 29.8% to $13.3 million for the year ended December 31, 2003 compared to $18.9 million for the year ended December 31, 2002. The $5.6 million decrease resulted primarily from $5.4 million in recapitalization expenses and management fees associated with our November 2003 recapitalization, and a $5.8 million increase in SG&A expenses. These fees and expenses were partially offset by a $5.0 million increase in gross profits, a $1.4 million decrease in income tax expense due to lower pretax earnings and a $0.8 million reduction in interest expense due to lower interest rates and outstanding debt.

Comparison of Year Ended December 31, 2002 to Year Ended December 31, 2001

The following summary table sets forth a comparison of our results of operations for the years ended December 31, 2002 and 2001 with respect to certain of our key financial measures. The comparisons illustrated in the table are discussed in greater detail below.

	Year Ended December 31,		Percent Change
	2002	2001
	(dollars in thousands)
Net revenues	$135,586	$121,555	11.5%
Gross profit	93,562	85,375	9.6%
Selling, general and administrative expenses	53,071	56,491	(6.1)%
Research and development	2,131	2,874	(25.9)%
Interest expense	8,781	11,040	(20.5)%
Income tax expense	9,605	7,896	21.6%
Net earnings	18,927	7,538	151.1%

Net Revenues.    Our net revenues increased 11.5% to $135.6 million for the year ended December 31, 2002 compared to net revenues of $121.6 million for the year ended December 31, 2001. Of the $14.0 million increase, $3.9 million was due to net revenues generated by sales of RME catalog products after we acquired it in July 2002, $5.0 million was due to an increase in electrotherapy sales due to increased penetration of the German market, $4.2 million was due to an increase in orthotics and CPM product sales resulting primarily from increased penetration of the U.S. CPM market and German orthotics market as well as slight price increases, and $0.6 million was due to an increase in iontophoresis product sales from increased market share and stabilized pricing. International sales, primarily by Ormed, accounted for approximately 23% and 21.5% of net revenues in 2002 and 2001, respectively. The strengthening of the euro against the dollar in 2002 resulted in a $1.6 million increase in net revenues over 2001 for all product lines sold by our European operations.

Gross Profit.    Gross profit as a percentage of revenue declined to 69.0% in 2002 compared to 70.2% in 2001. The decline was primarily due to growth in the orthotic and CPM product line and RME catalog which have lower gross margins than our higher margin electrotherapy devices and accessories. Our electrotherapy and iontophoresis product lines experienced gross margin increases due to an increase in the proportion of reimbursement resulting from workers compensation claims, and a decrease in the proportion of reimbursement from Medicare, as well as a reduction in costs of sales resulting from manufacturing efficiencies.

Selling, General and Administrative Expenses.    SG&A expenses for the year ended December 31, 2002 decreased to $53.1 million, or 39.1% of net revenue, from $56.5 million, or 46.5% of net revenue, for the year ended December 31, 2001. The decrease in SG&A expense was primarily due to the adoption of SFAS No. 142 and the resulting elimination of goodwill amortization, partially offset by expenses associated with an increase in the size of our direct sales force, five months of SG&A expenses associated with the RME catalog acquisition and SG&A expenses for marketing sponsorships and trade shows.

Research and Development Expenses.    Our research and development expenses decreased to $2.1 million, or 1.6% of net revenues, for the year ended December 31, 2002 compared to $2.9 million, or 2.4% of net revenues, for the year ended December 31, 2001. The higher research and development expenses in 2001 were mainly a result of costs associated with the development of our new NMES product, 300PV, which was launched in late 2002 and consulting expenses incurred in 2001 in connection with regulatory filings for a new drug application on our iontophoretic product line.

Interest Expense.    Our interest expense decreased to $8.8 million for the year ended December 31, 2002, compared to $11.0 million for the year ended December 31, 2001. Our interest expense during these periods was primarily related to our then-outstanding bank debt and senior subordinated debt. The interest expense decrease in 2002 was due primarily to our retirement of $13.4 million of our then-outstanding bank debt and a general decrease in interest rates.

Provision for Income Taxes.    Our effective worldwide income tax rate for the year ended December 31, 2002 was 33.6% compared to 54.0% for the year ended December 31, 2001. The higher rate in 2001 was the result of the non-deductibility of goodwill for Ormed. In addition, the 2002 rate was lower due to a reversal in the valuation allowance for foreign net operating losses.

Net Earnings.    Our net earnings increased 151.1% to $18.9 million for the year ended December 31, 2002 compared to $7.5 million for the year ended December 31, 2001. This increase resulted primarily from an increase in gross profit of $8.2 million and a reduction in operating expenses of $3.6 million primarily due to the elimination of goodwill amortization.

Liquidity and Capital Resources

Our principal sources of liquidity are our existing cash, including cash generated in this offering to the extent it is not used to repay our indebtedness under our term loan facility, internally generated cash flow and borrowings under our senior secured credit facility. We believe that these sources will provide sufficient liquidity for us to meet our working capital, capital expenditure and other cash requirements for the foreseeable future. We expect that the costs associated with implementing our business strategy, including, for example, the costs associated with increasing the size of our sales force and the continued introduction of new products, will not materially impact our liquidity and we anticipate that we will fund such costs from our internally generated cash flow. However, we may require additional liquidity to execute our acquisition strategy. Additionally, our liquidity and our ability to fund our capital requirements is also dependent on our future financial performance, which is subject to general economic, financial and other factors that are beyond our control, including trends in coverage and reimbursement policies discussed elsewhere in this prospectus. If those factors significantly change, we cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available under our revolving credit facility to meet our liquidity needs. We anticipate that to the extent additional liquidity is necessary as a result of these factors or in order to execute our acquisition strategy, it would be funded through borrowings under our revolving credit facility, the incurrence of other indebtedness, additional equity financings or a combination of these potential sources of liquidity. We cannot assure you that we will be able to obtain this additional liquidity on reasonable terms or at all.

In assessing our liquidity, our management reviews and analyzes our current cash on-hand, the number of days our sales are outstanding, the contractual rates that we have established with our payors, inventory turns, the interest rates on our floating-rate indebtedness, foreign exchange rates, capital expenditure commitments, income tax rates and payments and our required debt payments. Our principal liquidity requirements are to service our debt and meet our working capital and capital expenditure needs.

Cash Flows

The following table sets forth our consolidated cash flows for the years ended December 31, 2003, 2002 and 2001 and for the six-month periods ended June 30, 2004 and 2003.

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(in thousands)
Cash flows provided from operating activities	$16,350	$15,082	$17,570	$21,070	$11,521
Cash flows provided from (used in) investing activities	(2,658)	(2,885)	(4,251)	(21,205)	(1,615)
Cash flows provided from (used in) financing activities	(5,446)	(9,206)	(17,579)	319	(4,869)
Effect of currency exchange rates on cash	(945)	105	643	479	(871)

Net increase (decrease) in cash and cash equivalents during the period	$7,301	$3,126	$(3,617)	$663	$4,166

Cash Flows Provided From (Used In) Operating Activities

Net cash provided from operating activities for the six-month period ended June 30, 2004 increased to $16.4 million from $15.1 million for the six-month period ended June 30, 2003. The $1.3 million increase was attributable to a $0.4 million increase in depreciation expense, a $2.3 million increase in deferred income tax and income tax payable, offset by a $0.5 million decrease in net earnings, and a $1.6 million increase in accounts payable, minority interest and other operating assets and liabilities.

Net cash provided from operating activities in 2003 decreased to $17.6 million from $21.1 million in 2002. The decrease was mainly attributable to a $5.6 million reduction in net earnings, offset by increased depreciation of $1.3 million and a $1.0 million write-off of deferred financing costs related to the recapitalization.

Net cash provided from operating activities in 2002 increased to $21.1 million from $11.5 million in 2001. The increase was attributable to a $10.4 million increase in gross margin and improved collection of accounts receivable offset by expenses for RME from the date of its acquisition.

Cash Flows Provided From (Used In) Investing Activities

Cash flows used in investing activities increased to $2.7 million for the six months ended June 30, 2004 compared to $2.9 million for the six months ended June 30, 2003. The $0.2 million decrease was primarily the result of a reduction in purchases of the rental pool equipment for our European operations.

Net cash used in investing activities during 2003 decreased to $4.3 million from $21.2 million in 2002. The primary uses of cash were $1.7 million for the purchase of rental equipment for the European market, $2.0 million on the continued development of our ERP system and related computers and software, and $0.2 million on a telephone system upgrade, which will be completed in 2004.

Net cash used in investing activities during 2002 increased to $21.2 million from $1.6 million in 2001. This increase was primarily the result of the use of $1.5 million for our purchase of RME, $13.0 million to complete our acquisition of Ormed, and capital expenditures of $6.5 million, including $2.0 million for rental equipment for the European market and $4.6 million for development and implementation of our ERP system. Net cash used in 2001 included $2.4 million for rental equipment for the European market, $0.6 million for development and implementation of our ERP system and $0.6 million for equipment and furniture for our European headquarters in Freiburg, Germany.

Cash Flows Provided From (Used In) Financing Activities

Net cash used in financing activities decreased $3.8 million to $5.4 million for the six months ended June 30, 2004 compared to $9.2 million for the six months ended June 30, 2003. The reduction was the result of lower mandatory principal payments on debt due pursuant to our November 2003 recapitalization.

Net cash used in financing activities during 2003 was $17.6 million, compared to net cash provided from financing activities of $0.3 million during 2002. Cash flows used in financing activities in 2003 primarily consisted of costs related to our November 2003 recapitalization and $20.0 million in mandatory payments on our previous credit facility and $0.4 million in payments on European borrowings. These recapitalization costs included: (1) $74.5 million for repayment of the outstanding principal amount on our previous credit facility, (2) $25.5 million for the outstanding principal amount on our senior subordinated debt, (3) $58.0 million in dividends to shareholders, and (4) $4.3 million in fees related to the recapitalization transaction. To fund these payments, we entered into the $165.0 million term loan facility described elsewhere in this prospectus.

We are currently seeking an amendment to our senior secured credit facility to provide for the following changes:

•	a reduction of the “applicable margin” for Base Rate and Eurodollar Rate loans under our term loan facility to 1.25% and 2.25%, respectively;

•	the elimination of the current pricing grid in place for our term loan facility to provide for a single stepdown in pricing under our term loan facility by 0.25% in the event we are able to meet certain leverage ratio or senior secured credit ratings requirements; and

•	the extension of the maturity date under our term loan facility to September 30, 2010.

This amendment will become effective when we have received consent from each lender under our term loan facility as well as lenders holding a majority of all loans and commitments under our senior secured credit facility.

Net cash provided from financing activities during 2002 increased to $0.3 million from $4.9 million cash used in 2001. In 2002, cash flows used in financing activities were $5.9 million of mandatory debt repayments under our previous term loan facility, $7.5 million of repayments under our previous revolving credit facility, and $0.3 million of other short-term debt repayments for foreign operations. In 2002 cash flow provided from financing activities was generated by $14.0 million in borrowings under our previous revolving credit facility. Cash flows used in financing activities for 2001 were $2.2 million of mandatory debt repayment under our previous term loan facility, $5.0 million of repayments under our previous revolving credit facility, and $0.2 million of dividends to the 50% shareholders of Medireha, partially offset by $2.5 million in borrowings under our previous revolving credit facility to fund short-term operating needs.

Cash Position and Indebtedness

As of June 30, 2004, our total cash and cash equivalents were $10.4 million and we had total indebtedness of approximately $160.6 million, compared to long-term debt at June 30, 2003 of $101.4 million.

On November 24, 2003, we consummated a $169.4 million recapitalization. As a result of the recapitalization, we entered into a new senior secured credit facility consisting of a $165.0 million term loan facility and a $25.0 million revolving credit facility, each of which require periodic principal and interest payments. The term loan facility has a maturity of six years with principal payments due quarterly. Principal payments during the first five years are approximately $0.4 million per quarter, and increase in the final year to approximately $39.2 million per quarter. The term loan facility bears interest, at our option, at either the Eurodollar rate plus 3.0% or the greater of prime or the federal funds effective rate plus 2.0%. The effective interest rate as of June 30, 2004 was 4.30%. Interest is generally payable on a quarterly basis. As of June 30, 2004, the outstanding balance on the term loan facility was approximately $159.6 million.

We also have a $25.0 million revolving credit facility that expires November 28, 2008 and is available to fund working capital and general corporate purposes, including financing of acquisitions, investments and strategic alliances. Outstanding borrowings bear interest, at our option, at either the Eurodollar rate plus 2.5% or the greater of prime or the federal funds effective rate plus 1.5%. Interest is generally payable on a quarterly basis. There is a commitment fee equal to 0.5% of the average daily amount of the available revolving commitment payable quarterly. As of June 30, 2004, there were no outstanding borrowings under our revolving credit facility.

The following table sets forth the amounts owing under the term loan facility and the revolving credit facility, the effective interest rates on such outstanding amounts, and amounts available for additional borrowing thereunder, as of June 30, 2004:

Senior Secured Credit Facility	Effective Interest Rate	Amount Outstanding	Amount Available for Additional Borrowing
		(dollars in thousands)
Revolving credit facility	—	—	$25,000
Term loan facility	4.30%	$159,588	—

Total		$159,588	$25,000

Our senior secured credit facility requires us to use 50% of the net proceeds we receive from this offering to repay outstanding indebtedness under our term loan facility. We intend to use the $20.6 million of net proceeds from this offering to repay borrowings under our term loan facility. Starting at the end of this year, our term loan facility requires us to make an annual prepayment of the term loan facility equal to 50% of any excess cash flow. For the purposes of this prepayment, excess cash flow is defined for each fiscal year as the difference between (1) the sum of our consolidated net income, with certain permitted adjustments, the amount of any decrease in the amount of our consolidated current assets less our consolidated current liabilities, and the net amount of any non-cash losses in any disposition of our assets, minus (2) the sum of the amount of actual capital expenditures and asset sales that are permitted under our senior secured credit facility, any prepayments of our revolving loans under our senior secured credit facility, but only if that prepayment is accompanied by a decrease in the revolving loan commitment amount, the amount of any scheduled payments of indebtedness permitted under our senior secured credit facility, and the net amount of any non-cash gain in the disposition of property. The excess cash flow payment must be made no later than 95 days after year end or 125 days after year end if there is a permitted acquisition within the year. Our senior secured credit facility also places certain restrictions on us, including restrictions on our ability to incur indebtedness, grant liens, pay dividends, sell all of our assets or any subsidiary, use funds for capital expenditures other than ERP or rental pool expenditures, make investments, make optional payments or modify debt instruments, or enter into sales and leaseback transactions. In addition, our senior secured credit facility requires us to maintain compliance with financial covenants. While we do not anticipate the need to raise additional debt financing at this time, certain of these restrictions could limit our ability to undertake certain types of debt financing in the future. These restrictions place a limit on the total amount of indebtedness we may incur and, subject to certain exceptions, these restrictions would prevent us from incurring any indebtedness that is senior to, or pari passu with, our indebtedness under the senior secured credit facility. We do not anticipate that this limitation will materially affect our financial condition of operating performance. As of June 30, 2004, we were in compliance with all such covenants. The indebtedness under our senior secured credit facility is secured by substantially all of our assets, including our real and personal property, inventory, accounts receivable, intellectual property and other intangibles.

In connection with the recapitalization and entering into our senior secured credit facility, we incurred fees and costs of $5.3 million including a $1.0 million write-off of financing costs capitalized in connection with our previous credit facility. Approximately $4.3 million of these expenses have been capitalized as deferred financing costs and are being amortized over the term of the related debt instruments.

Contractual Obligations and Commitments

The following table summarizes our contractual cash obligations and other commercial commitments as of December 31, 2003:

	Payments due by period
Contractual Obligations:	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
	(in thousands)
Long-term debt obligations(1)	$166,099	$1,718	$3,864	$3,767	$156,750
Capital lease obligations	—	—	—	—	—
Operating lease obligations	8,636	1,558	2,857	2,048	2,173
Purchase obligations	—	—	—	—	—
Other long-term liabilities	—	—	—	—	—

Total	$174,735	$3,276	$6,721	$5,815	$158,923

(1)	We have not included interest payable on our term loan facility in these amounts because it is calculated based on a variable rate.

As described in “Certain Relationships and Related Transactions,” we are party to a management agreement with TC Group Management, L.L.C., a Carlyle affiliate, and GE Capital Equity Investments, Inc., or GE Capital, pursuant to which we paid an aggregate annual management fee of $0.6 million for each of 2003, 2002 and 2001. This management agreement was amended and the management fee reduced to $0.3 million after the date of our recapitalization. In addition, in connection with the November 2003 recapitalization, we paid a fee of $1.2 million to Carlyle and GE Capital for their investment banking and consulting services.

Off-Balance Sheet Arrangements

We do not currently have, nor have we ever had, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Seasonality

Our results of operations are not materially affected by seasonal changes. However, our fourth quarter has historically been our strongest. We believe that this strength in our fourth quarter has been due, at least in part, to increased spending during the fourth quarter by patients who desire to use funds remaining in flexible spending accounts prior to the end of the year and who are less reluctant to spend on products covered by insurance because their insurance deductibles have been satisfied.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, or FIN 46, Consolidation of Variable Interest Entities. FIN 46 requires companies to determine whether a financing or other arrangement constitutes a “variable interest entity.” If a company concludes that such an arrangement is a variable interest entity, the company must then evaluate whether it is the primary beneficiary. The primary beneficiary of a variable interest entity is required to consolidate the entity for financial statement purposes. Variable interest entities are those that have insufficient equity investment at risk to finance their activities without additional subordinated support or lack essential characteristics of a controlling financial interest including, among others, the obligation to absorb expected losses, or the right to receive expected residual returns, of the entity. The primary beneficiary is the enterprise that is obligated to absorb the expected losses or has a right to receive the expected residual returns. FIN 46 was effective immediately for variable interest entities created, or in which we obtain an interest, after January 31, 2003. For all variable interest entities created on or before January 31, 2003, the FASB delayed the initial effective date of the provisions until the quarter ending December 31, 2003. We have determined that Medireha qualifies as a variable interest entity and that our Ormed subsidiary is its primary beneficiary. The adoption of FIN 46 will not have an effect on us since we already consolidate Medireha.

In May 2003, FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for issuer classification and measurement of certain financial instruments with characteristics of both liabilities and equity. Instruments that fall within the scope of SFAS 150 must be classified as a liability, and the statement is effective for financial instruments entered into or modified after May 31, 2003. For financial instruments issued prior to June 1, 2003, SFAS 150 is effective for us in the second quarter of fiscal year 2004. Adoption is not expected to have an impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to interest rate risk in connection with our term loan facility and any borrowings under the revolving credit facility, which bear interest at floating rates based on eurodollar or the greater of prime rate or the federal funds rate plus an applicable borrowing margin. For variable rate debt, interest rate changes generally do not affect the fair value of the debt instrument, but do impact future earnings and cash flows, assuming other factors are held constant.

We entered into a senior secured credit agreement in November 2003 and repaid our prior bank debt. Our senior secured credit facility provides a term loan, under which $159.6 million was outstanding as of June 30, 2004. We also have available up to $25.0 million under a revolving credit facility. As of June 30, 2004, we did not have any amount outstanding under the revolving bank credit facility. Based on the balance outstanding under our term loan as of June 30, 2004, an immediate change of one percentage point in the applicable interest rate would cause an increase or decrease in interest expense of $1.6 million on an annual basis. Our term loan facility requires us to use derivative financial instruments to hedge our interest rate risk on at least 40% of the outstanding indebtedness under the term loan facility until March 2006. However, as a matter of policy, we do not enter into other derivative or other financial investments for trading or speculative purposes. Prior to entering into our senior secured credit agreement, we had interest rate cap agreements in place, which limited the LIBOR interest rate on a portion of the term loan facility B to 3.5%. As of June 30, 2004, those interest rate cap agreements remained in place. The unrealized gain on the interest rate cap contracts at the time of the refinancing will be recognized in earnings over the interest period of the new debt. As of June 30, 2004, we had derivative-related balances totaling $0.1 million representing the fair value of the interest rate cap contract recorded in long-term assets, and $0.1 million recorded in accumulated other comprehensive loss. The interest rate cap contracts were designated as a cash flow hedge in relation to the new debt on the recapitalization date. Any ineffectiveness subsequent to the recapitalization transaction will be recognized in each subsequent reporting period over the life of the new debt.

Foreign Exchange Risk Management

A part of our risk management strategy is our currency hedging program, under which we enter into forward foreign exchange and currency option contracts to hedge a portion of our forecasted cash receipts and payments denominated in currencies other than the U.S. dollar. We categorize these instruments as entered into for purposes other than trading. We do not utilize derivative instruments for trading or speculative purposes. These contracts are entered into to reduce the risk that our earnings and cash flows, resulting from certain forecasted transactions, will be affected by changes in foreign currency exchange rates. However, we may be impacted by changes in foreign exchange rates related to the unhedged portion of the forecasted transactions. The success of the hedging program depends, in part, on forecasts of our transactions in the euro. Hedges are placed for periods consistent with identified exposures, but generally no longer than the end of the year for which we have substantially completed our annual business plan. We may experience unanticipated foreign currency exchange gains or losses to the extent that there are timing differences between forecasted and actual activity during periods of currency volatility. However, since the critical terms of contracts designated as cash flow hedges are the same as the underlying forecasted transaction, changes in fair value of contracts should be highly effective in offsetting the present value of changes in the expected cash flows from the forecasted transaction. The ineffective portion of any changes in the fair value of option contracts designated as hedges, if any, is recognized immediately in earnings. We did not recognize material gains or losses resulting from either hedge ineffectiveness or changes in forecasted transactions during the six months ended June 30, 2004.

As a matter of policy, we will only enter into currency contracts with counterparties that have at least an investment grade or equivalent credit rating from a major rating agency. We do not have significant exposure to any one counterparty. We believe the risk of loss related to counterparty default is remote and would only consist of the net market value gain, if any, of the underlying instrument. The contracts have varying maturities with none exceeding eighteen months. Costs associated with entering into contracts are not expected to be material to our financial results.

BUSINESS

Overview

We are a leading medical device company focused on products used for pain management, orthopedic rehabilitation and physical therapy. We develop, manufacture, market and distribute a diverse range of non-invasive medical devices and related accessories that are primarily used by patients for at-home therapy. We also provide physical therapy equipment and supplies to physicians, therapists and other healthcare professionals for use in their clinics. We have a leading market share in our core product markets with approximately 75% of our 2003 net revenues derived from products that we believe hold the first, second or third position in their respective markets.

Our products are designed to provide non-invasive, lower-cost treatment alternatives to surgery and traditional methods of physical therapy and pain management. We are a leading provider of electrotherapy devices and accessories, including transcutaneous electrical nerve stimulation, or TENS, devices, which are used to treat chronic and post-surgical acute pain, and neuromuscular electrical stimulation, or NMES, devices, which are used to restore and maintain muscle function. We are also a leading provider of iontophoretic devices and accessories. Iontophoretic devices are non-invasive, needle-free, transdermal drug delivery systems that deliver anti-inflammatory medication and anesthesia. We are also a provider of continuous passive motion, or CPM, devices, which are used to reduce swelling, increase joint range-of-motion and reduce the incidence of complications after surgery or trauma. Our orthotic devices support, protect and rehabilitate joints with impaired range-of-motion and provide relief for certain spine conditions.

For the six months ended June 30, 2004, our net revenues were $79.7 million, an 8.9% increase over the six months ended June 30, 2003. In 2003 our net revenues were $150.5 million, an 11.0% increase over the prior year. The following table sets forth the percentage of our net revenues in 2003 and for the six months ended June 30, 2004 provided by each of our core product categories.

Core Product Categories	Percentage of Six Months Ended June 30, 2004 Net Revenues	Percentage of 2003 Net Revenues
Electrotherapy (TENS, NMES and accessories)	47.7%	48.6%
Orthotic and continuous passive motion devices	27.3%	26.3%
Iontophoresis	12.1%	13.3%
RME catalog and other products	12.9%	11.7%

We market, sell and distribute our products in the United States and Germany through our approximately 150-person direct sales force. In the United States, our approximately 125-person direct sales force calls primarily on physical therapists as well as physicians, clinics and hospitals. Our U.S. sales force has relationships with approximately 12,000 physical therapy clinics nationwide. In addition, we maintain a five-person dedicated national accounts group in the United States that focuses on developing relationships with managed care and national rehabilitation providers. We believe that our U.S. sales force represents the largest direct distribution network for physical rehabilitation products in the country. In Germany, our approximately 25-person direct sales force focuses primarily on educating physicians regarding the benefits of our products.

In addition to our direct sales force, we have approximately 130 internal sales representatives that support our direct sales force in both the United States and Germany. Our internal sales representatives assist patients in filing insurance claims, following prescribed therapies and purchasing supplies and accessories for our products. We believe that providing this extensive follow-on patient support, helps to develop strong relationships with our patients and their treatment providers thus leading to increased use of our products.

Competitive Strengths

We attribute our historic success to the following competitive strengths:

Leading provider of physical rehabilitation products with a broad product offering.    We are a leading provider of TENS, NMES, iontophoretic devices, CPM and orthotic devices dispensed or purchased by physical therapy clinics. We also offer a broad variety of complementary products to satisfy the various needs of our physical therapy clinic customers. We believe these characteristics make us an attractive provider of non-invasive medical devices and physical therapy products and accessories for physical therapy clinics and will help us to continue to expand our penetration into a greater number of these clinics domestically and internationally.

The following table outlines our estimated U.S. market share and position for our core product lines. These estimates are based on management’s assessments of each of the markets for our product lines as derived from available third-party industry analyses, the reported results of our publicly traded competitors and management’s estimates based on industry experience.

Product Lines	Our Estimated U.S. Market Share	Our Estimated U.S. Market Position
Iontophoresis	62%	1
Electrotherapy—TENS	32%	1
Orthotics	20%	2
Electrotherapy—NMES	13%	3

Strong brand recognition and reputation for quality.    We have been marketing physical therapy products for over 27 years. Our products are marketed under what we believe to be some of the most well-established and widely recognized brand names in the physical rehabilitation products industry. We believe that our products enjoy a reputation for quality, durability and reliability among healthcare professionals.

Successful track record of new product introductions.    We have a history of new product development and innovation. Since 1997, we have introduced 15 new products and expect to introduce several new products in 2004 and 2005. Most recently, in early 2004, we launched our ActionPatch self-contained, portable iontophoretic device. We believe that new product introductions have helped us to maintain our reputation for innovation and our leading market share.

Leading direct distribution network.    We believe that our direct distribution network is the largest in our industry and provides us with a significant competitive advantage with respect to sales of our existing products and the introduction of new products to the market. Our sales force is highly trained in the use and benefits of our products and is focused on educating physical therapists and physicians to use our products to improve patient outcomes. By using a direct sales force rather than third-party distributors and sales agents, as most of our competitors do, we are able to establish direct relationships with healthcare providers. We believe that this allows us to control our sales channels and use the relationships developed by our sales force to effectively cross-sell and increase the visibility of our products.

Strong relationships with managed care organizations and national rehabilitation providers.    Our leading market position in our core product lines and the breadth of our product offering have enabled us to secure important preferred provider and managed care contracts. We currently have approximately 600 contracts with leading managed care providers, including over 40 preferred provider arrangements with regional and national operators of physical therapy clinics. Due to the importance of our relationships with national and regional payor groups, we have a national accounts group dedicated to managing these accounts and negotiating favorable reimbursement levels. We seek out preferred provider status to increase the likelihood that our products will be dispensed to members of these various networks.

Proprietary third-party billing system.    We have developed a proprietary third-party billing system that automatically tracks patients, manages more than 80,000 payor profiles and tracks inventory. This system has enabled us to bill payors more quickly and, as a result, we have improved our reimbursement collection cycles.

Business Strategy

Our strategy is to continuously improve rehabilitative outcomes for physical therapy patients by developing, manufacturing and marketing innovative, cost-effective products for the physical therapy market. We intend to fulfill our strategy and increase our net revenues and profitability by:

Expanding our existing relationships.    We seek to use our existing relationships with physical therapists to increase the use of our products. We anticipate that we will continue to see increased acceptance and use of our products by managed care organizations and national rehabilitation providers. We also anticipate that as third-party payors continue to seek lower-cost alternatives to expensive rehabilitation programs and our direct sales force continues to educate healthcare providers and payors about the benefits of our products, use of our products will increase. We believe that our leading direct distribution network and broad product portfolio will allow us to increase penetration into our existing markets and benefit disproportionately from the growing shift to at-home physical rehabilitation.

Continuing to introduce new products and product enhancements.     We have a history of successfully introducing new products and product enhancements into the marketplace. We intend to continue to introduce innovative and cost-effective products that meet the latest rehabilitative needs through focused internal research and development, by forming new strategic partnerships and by working closely with healthcare professionals to meet patient and clinic needs. For example, we are currently working to develop enhancements to our NMES and iontophoretic devices that we believe will expand the application of, and market for, these product lines.

Expanding the size of our sales force.    Our sales force currently works with approximately 12,000 physical therapy clinics. We intend to increase the size of our direct sales force in an effort to broaden our coverage of the physical rehabilitation products market. We believe that additional sales representatives will allow us to improve penetration with referring physicians and physical therapists through a larger and more focused calling and product education effort and provide more effective customer service and after-market support. By expanding our sales force, we believe that we can service a larger percentage of the physical rehabilitation market and allow our sales representatives to spend more time with existing customers to educate them on the benefits of our products.

Increasing penetration of national and regional provider networks.    Our success in establishing relationships with managed care networks and large physical rehabilitation providers has been due in part to the outreach efforts of our national accounts team. We intend to capitalize on our leading market position in our core product categories, the breadth of our product offering and our reputation for quality by continuing to employ our national accounts team to negotiate preferred supplier arrangements with national and regional managed care networks. We believe that this will support favorable reimbursement rates and increase the likelihood of our products being the first choice of national and regional provider networks.

Increasing product awareness among referring physicians.    Our relationship with physicians, in particular pain specialists, orthopedic surgeons and occupational health specialists, is of increasing importance to us as we continue to develop and introduce new and innovative products. We intend to continue to use our direct sales force to establish relationships with physicians and to educate them about the clinical and cost benefits of our products. We believe that this approach will increase physicians’ awareness of our products and their advantages and encourage physicians to prescribe our current and future products more frequently.

Pursuing strategic acquisitions.    We expect to benefit and derive growth from consolidation in the fragmented physical therapy market. In recent years, we have successfully acquired and integrated several complementary businesses into our operations. For example, in June 2000 we acquired Ormed, the largest provider of continuous passive motion devices in Europe. In 2000, Ormed had annual net revenues of $23.3 million. Through successful cross-selling efforts, Ormed’s net revenues grew to $34.8 million in 2003. We believe acquisitions will be an important part of our future growth. We intend to pursue strategic acquisitions of both product lines and companies that will provide us with additional products and distribution channels that will complement our product portfolio, enhance our revenue growth and help us to diversify geographically.

Expanding our international presence.    In 2003, international sales accounted for 24% of our consolidated net revenues. The majority of these sales were made in Germany by Ormed. We believe that there is a significant opportunity to increase sales throughout Europe. With Ormed as a platform, we intend to grow our European net revenues both organically and through strategic alliances and acquisitions.

Corporate History

We were incorporated in Minnesota in October 1977. We became a public company in 1980 and shares of our common stock were publicly traded on the Nasdaq National Market System until August 1999.

At that time, MPI Holdings, L.L.C. and GE Capital Equity Investments, Inc. acquired us pursuant to a tender offer in which shareholders received cash for their shares and we issued a combination of debt and equity to MPI Holdings and GE Capital Equity Investments. As a result of the acquisition, MPI Holdings and GE Capital Equity Investments owned 91.67% and 8.33% of us, respectively.

We have decided to become a public company again in light of several changes in both our business and the larger business and regulatory environment in which we operate. Since we became a private company in August 1999, we have grown dramatically in size and have increased our revenues and profitability. Additionally, we believe that there has been an improvement in the reimbursement and regulatory environment as it relates to our business since 1999.

U.S. Physical Therapy Products Market

According to management estimates based on available industry data, the U.S. physical therapy products market generated sales of approximately $1.6 billion in 2002 and is expected to grow at approximately 7% per year through 2007. This market is comprised of orthopedic soft goods, pain management and electrotherapy devices, rehabilitation equipment and clinical products and supplies. This market is highly fragmented and characterized by competition among several multi-product companies with significant market share and numerous smaller niche competitors. We believe that we are the only company in the U.S. physical therapy products market that competes in each of the electrotherapy, iontophoresis, orthotics and continuous passive motion product categories.

We believe that the growth of our targeted markets is being driven by the following factors:

Shift toward at-home therapy.    The physical rehabilitation market is shifting toward home treatment alternatives. This shift has been driven by several factors, including payor cost containment efforts that seek to reduce clinic visits and patients’ preference for therapies that can be conveniently administered at home. We believe that because our products are designed for home use with an emphasis on quality, cost-effectiveness and convenience, they will allow us to capitalize on this shift toward home therapy. We believe that currently only a small portion of physical therapy products are prescribed for home-care and that there remains significant growth potential for the home-care market.

Increasing awareness and use of non-invasive devices for treatment and rehabilitation.    The growing awareness and clinical acceptance by patients and healthcare professionals of the benefits of non-invasive solutions continues to drive demand for our products. While some therapists prefer to focus on traditional muscle stretching and strengthening regimes and view the TENS device as a last resort that should only be used if all other therapy fails to achieve pain control, we believe that growth in the TENS and NMES markets will be driven by increasing awareness among referring physicians about the benefits of electrotherapy and the acceptance of new applications for electrotherapy devices and accessories. Similarly, we believe that growth in sales of iontophoretic devices will be driven by increased awareness of the benefits of this drug delivery system over invasive delivery systems for certain joint inflammation and anesthesia delivery applications. However, clinicians may decide to use other devices or methods that have a higher reimbursement value or that are inexpensive to administer such as ultrasound, friction massage, ice or conventional pain medications.

Cost containment initiatives by third-party payors.    With the rising cost of healthcare in the United States and internationally, third-party payors are challenged to seek more cost-effective therapies without reducing the quality of care. We believe that our products offer lower-cost alternatives to surgery and traditional forms of physical therapy and pain management while providing positive clinical outcomes for patients.

Growing emphasis on physical fitness and leisure sports has led to an increase in injuries.    A U.S. Consumer Product Safety Commission survey determined that from 1990 to 1996 there was an 18% increase in the number of sports-related injuries among people aged 25 to 64. From 1991 to 1998, baby boomers likewise experienced significant increases in sports-related injuries: 64% for those who lift weights, 140% for golfers and more than four times for those that engage in general exercise and running. Increases in sports-related injuries have led to a steady rise in physical therapy.

Growing elderly populations with broad medical coverage and longer life expectancy.    People 65 years of age and older currently represent approximately 13% of the U.S. population, yet are estimated to account for nearly 40% of healthcare expenditures. This population segment is entitled to reimbursement for physical rehabilitation either through private third-party payors and/or the federal Medicare program and is the fastest growing segment of the U.S. population.

Products

Since our founding in 1977, we have introduced and commercialized many products with features that have improved physical rehabilitation outcomes for patients. Innovation in transcutaneous electrical nerve stimulation, neuromuscular electrical stimulation, iontophoretic transdermal drug delivery, dynamic range-of-motion splinting, and further enhancements to our company’s physical therapy and pain management systems, have driven our market leadership.

Electrotherapy

We are a leading manufacturer and supplier of electrotherapy devices, supplies and accessories. Electrotherapy devices and accessories accounted for 47.7% of our net revenues for the first six months of 2004.

Transcutaneous Electrical Nerve Stimulation.    Our TENS devices are battery-powered units about the size of a pager that send low-voltage electrical impulses through electrodes placed on or near the patient’s site of pain. The electrical impulses travel through the skin to the underlying peripheral nerves to relieve both chronic and post-surgical acute pain. TENS devices are most frequently used to treat persistent orthopedic conditions such as lower back pain, joint stiffness, carpal tunnel syndrome, shoulder and neck pain and muscle spasms. Physicians also prescribe TENS devices for pain arising from a variety of conditions resulting from abdominal surgery, post-operative pain, arthritis, tendonitis, phantom limb pain and childbirth. The conditions that are treated using these products have expanded over the last two decades. We believe we are the leading provider of TENS devices in the United States with an estimated market share of 32%.

Since our founding in 1977, we have marketed TENS devices for the treatment of pain. We currently market our TENS devices under our Epix XL and Epix VT brands. These products feature Empi waveform and pre-programmed therapy regimens. Epix VT, an advanced digital TENS unit, has become one of the leading TENS devices in the United States. It features pushbutton control of all functions, 12 pre-programmed therapy regimens, an integrated pain scale, digital output and patient usage measurement and outcomes reporting.

Neuromuscular Electrical Stimulation.    Our NMES devices are battery-powered units about the size of a pager that send low-voltage electrical impulses through electrodes that stimulate a patient’s muscle nerves to produce an involuntary muscle contraction in order to re-educate muscles. This type of stimulation has proven effective in, and is prescribed for, maintaining strength and mobility of a limb or preventing deterioration of muscle tissues in patients who are unable to perform voluntary muscle contraction. NMES devices are also prescribed for muscle re-education, relaxation of muscle spasm, maintaining or increasing range-of-motion and increasing local blood circulation. We believe that we are the third leading provider of NMES devices in the United States with an estimated market share of 13%.

We market our NMES devices under our Focus and 300PV brands. Focus is a portable NMES device that has customized pre-programmed therapy regimens that have been clinically devised for specific applications and can be readily selected and implemented. 300PV is a multi-functional electrotherapy system that offers all the flexibility and power of larger, more expensive clinical devices in a portable package. 300PV has the ability to function as a NMES or a TENS device.

Electrotherapy Supplies and Accessories.    Our electrotherapy devices use certain consumable components such as electrodes, lead wires and batteries. We sell a full line of replacement components which provides us with a strong recurring revenue stream. We carefully manage our relationships with our electrotherapy customers using our proprietary third-party billing system that allows our sales representatives to anticipate customers’ supply and accessory needs and assist with the reimbursement process. We continue to introduce new accessories and supplies to address our customer needs.

Iontophoresis

We are a leading manufacturer and distributor of iontophoretic drug delivery systems and accessories. These products accounted for 12.1% of our net revenues for the first six months of 2004.

Iontophoresis is a non-invasive, needle-free, transdermal drug delivery system. By applying a low-level electrical current to a similarly charged solution, iontophoresis propels drug ions through the skin to the underlying tissue. In contrast to passive transdermal patch drug delivery, iontophoresis is an active, electrically driven method that allows for the delivery of water-soluble ionic drugs that would not otherwise be effectively absorbed through the skin. For many applications, iontophoresis has an advantage over drug delivery via syringe as it allows medications to be delivered without invading the joint space. In addition, while regulations require physical therapists to send patients to a licensed physician to administer invasive joint injections, physical therapists may administer iontophoresis to patients at the time of their visit to the physical therapy clinic. Iontophoresis also avoids many of the systemic and other side effects frequently associated with oral medications or injections. We believe that we are the leading provider of iontophoretic products in the United States with an estimated market share of 62%.

We currently market our iontophoretic products under the Dupel and Dupel B.L.U.E. brands. Dupel offers two independent delivery channels that allow the treatment of two sites simultaneously. Dosage on each channel is variable and a microprocessor provides clinicians with automatic calculation of treatment time to ensure delivery of the proper dosage. Dupel B.L.U.E. electrodes feature sophisticated ion-exchange buffering technology that is only available from Empi. This technology controls the pH changes that can occur during iontophoresis, minimizing the risk of skin problems. Dupel B.L.U.E. electrodes are available in a variety of sizes to meet each patient’s needs and feature an adhesive border that secures the electrode on the skin and prevents the leakage of medication. We recently introduced the ActionPatch, which is a self-contained iontophoretic device with an integrated power supply. The self-contained design allows patients to leave the physical therapy clinic immediately after its application allowing patients to spend less time at the physical therapy clinic and allowing physical therapists to see more patients. We believe the portability, convenience and time-saving attributes of the ActionPatch give it significant advantages over other patch technologies.

Orthotic and Continuous Passive Motion Devices

Orthotic and CPM devices accounted for 27.3% of our net revenues for the first six months of 2004.

An orthotic device, or orthosis, is an orthopedic device that is applied externally to the limb or body to support, protect and rehabilitate joints with impaired range-of-motion and provide pain relief for certain spine conditions. We provide two types of orthotic devices to the physical therapy market: dynamic splinting and cervical and lumbar traction devices. We believe we are the second leading provider of orthotic devices in the United States with an estimated market share of 20%.

Orthotics—Dynamic Splinting.    Our dynamic range-of-motion, or ROM, products compete primarily in a subset of the orthotics category comprised of therapeutic orthoses that use active components to increase patients’ range-of-motion. A common cause for range-of-motion limitation is a shortening of soft tissue, known as “contracture,” that prevents normal joint motion. The most common causes of contracture are scarring and lack of use resulting from surgery or trauma. For a variety of reasons, some patients do not adequately respond to the traditional exercise and stretching regimens utilized in physical therapy clinics. For these patients, dynamic ROM orthotic devices using an adjustable tension spring integrated into a brace apply a low load, prolonged stretch on the restricted joint to effect tissue remodeling to extend range-of-motion.

We market our dynamic splinting devices under our Advance Dynamic ROM brand. The Advance Dynamic ROM product line is used to correct range-of-motion or contractures and is available in both extension and flexion models for the wrist, elbow, knee and ankle.

Orthotics—Traction Devices.    Traction is the application of a mild stretch to the muscles, ligaments and tissue components of the spine to provide pain relief. Traction promotes separation of the invertebral joint space that contains spinal discs and may reduce “bulge” or impingement of the structures within this area. Traction devices may be used to treat various segments of the spine and are widely accepted as part of the physical therapy program for spine injuries.

We offer two cervical traction devices under the Pronex and Saunders brands. Pronex and Saunders Cervical HomeTrac are lightweight, portable cervical traction devices designed to provide separation of the intervertebral joint space in the neck region of the spine. These devices promote patient mobility and allow the chronic cervical pain patient to resume normal lifestyle activities while maintaining ongoing treatment as prescribed. We also distribute a lumbar traction device called the Saunders Lumbar HomeTrac that provides traction therapy in the lumbar region of the spine.

Continuous Passive Motion Devices.    CPM devices are machines that are used following orthopedic surgery or trauma that provide controlled, continuous movement to affected joints and limbs without requiring the patient to exert muscular effort. CPM devices reduce swelling, increase joint range-of-motion, reduce the length of hospital stay and reduce the incidence of post-surgical or post-trauma complications. The primary use of CPM devices occurs in the hospital or home environments, but CPM devices are also used in skilled-nursing facilities, sports medicine clinics and rehabilitation centers. CPM is a widely accepted treatment for the rehabilitation of surgical knee procedures such as total knee replacement and anterior cruciate ligament reconstruction. We estimate that our share in the CPM device market is approximately 17% in the United States.

Ormed manufactures primarily two types of CPM devices: the Artromot-K series, designed for knee rehabilitation, and the Artromot-S series, designed for shoulder rehabilitation. Artromot-K series devices are designed to treat most injuries and diseases of the knee joint and post-operative swelling and features a true anatomical hip axis, enabling precise adjustment of the device to the patient’s hip and knee pivot. Artromot-S series devices are designed to treat most injuries and diseases of the shoulder joint and address postoperative shoulder therapy after fractures, joint distortions and rupture of the rotator cuff. Our CPM devices feature therapist-controlled lockouts to ensure patient compliance with prescribed treatment regimens.

The Sales Process

Our primary direct customers are patients and physical therapy clinics (including hospital physical therapy departments, sports medicine clinics and pain management centers), which represented 55% and 36%, respectively, of our net revenues for the six months ended June 30, 2004 and the year ended December 31, 2003. We sell our orthotics and electrotherapy devices and accessories primarily to patients through consignment arrangements with physical therapy clinics and our iontophoretic devices primarily to clinics. Therapies that use our electrotherapy and orthotics products are generally prescribed to patients by a physician, such as an orthopedic surgeon. The physician will typically direct the patient to a physical therapy clinic to meet with a trained physical therapist who provides the patient with the prescribed product from our consigned inventory at the clinic. This sales process is bolstered by our strong relationships with third-party payors, such as managed care organizations, who ultimately pay us for the products prescribed to patients. For these reasons, we view physical therapists, physicians and third-party payors as key decision makers in product selection and patient referral.

As of June 30, 2004, we had approximately 470 sales and sales support personnel and believe that having the largest dedicated field and internal sales forces provides us with a significant competitive advantage. These sales and sales support personnel can be broken into several categories:

•	We employ approximately 125 U.S. field sales representatives and approximately 25 international field sales representatives. Our field sales representatives are trained to educate key decision makers—the physicians who prescribe therapies, and the physical therapists who select treatment approaches and device brands for the patient and the clinic—on the relative benefits and proper use of our products. This is accomplished in part by frequent sales calls to on-site locations and a solutions-based sales approach to patient rehabilitation. Our solutions-based approach is designed to work with physicians and physical therapists to establish a treatment regimen with the goal of raising the patient’s overall comfort level.

•	We employ an internal sales staff of approximately 130 employees (100 domestic and 30 international) who work with patients to handle insurance and third-party payor reimbursement, provide follow-up coverage and sell accessories after the initial sale.

–	Our domestic internal sales staff includes approximately 50 patient care service representatives who work with patients after they have been prescribed one or more of our products. Patient care service representatives contact patients monthly or bimonthly to ensure continued satisfaction with our products and, in the case of electrotherapy devices, arrange for replenishment of electrodes and other components.

–	We employ a five-person national accounts group that works to develop and negotiate preferred provider relationships with managed care organizations. Under these preferred provider and managed care contracts, we are designated a pre-approved or ancillary provider or preferred supplier in exchange for set fee reductions on our products. Fee reductions are mutually agreed upon by us and the managed care organization. These reductions vary greatly depending on the size of the preferred provider or managed care organization and their historical purchasing levels. Generally, either party may terminate these agreements for any reason by providing two to six months written notice.

Our payor base is diversified with no individual payor, other than Medicare and Medicaid, accounting for more than 5% of net revenues for the six months ended June 30, 2004. During 2003, Medicare and Medicaid together accounted for only 5.3% of net revenues. Since no other individual payor accounts for more than 5% of net revenues, we believe that our exposure to an adverse reimbursement decision by any individual payor with respect to our products is limited. In the United States, we currently have over 40 preferred provider arrangements with third-party payors and approximately 600 managed care contracts.

Research and Development

Our current research and development efforts, 1.6% of net revenues for the first six months of 2004, are principally directed towards the development of next-generation products and technologies related to our orthotics, electrotherapy and iontophoretic drug delivery product lines, enhancement of existing products, and manufacturing process developments to improve product performance and reduce manufacturing costs.

Manufacturing

We manufacture our electrotherapy and dynamic ROM orthotic devices, as well as some components and related accessories, at our Clear Lake, South Dakota facility. Manufacturing activities at the Clear Lake facility include electronic and mechanical assembly, electrode fabrication and assembly, and fabric sewing processes. Our products are comprised of a variety of components including die cast metal parts, injection-molded plastic parts, printed circuit boards, electronic components, batteries and battery chargers, lead wires, electrodes and other components. Parts for these components are purchased from outside suppliers and are, in some instances, manufactured on a custom basis. Many of the component parts and raw materials we use in our manufacturing and assembly operations are available from more than one supplier. However, several component parts and accessory products are currently purchased from a single supply source. Medireha GmbH, which is 50% owned by us, is our single source supplier for passive motion devices. Our distribution agreement with Medireha grants us exclusive rights to the distribution of products that Medireha manufactures. The distribution agreement, which expires on June 30, 2005, also provides that we are required to purchase, and Medireha is required to produce, a certain amount of product annually. If we encounter a cessation, interruption or delay in the supply of the products that we purchase from Medireha, we may be unable to obtain such products through other sources, on acceptable terms, within a reasonable amount of time or at all. Any such cessation, interruption or delay may impair our ability to meet scheduled product deliveries to our customers, hurt our reputation or cause customers to cancel orders.

Facilities

Our corporate headquarters and center of domestic operations are in St. Paul, Minnesota, and our European headquarters are in Freiburg, Germany. We operate manufacturing locations in Clear Lake, South Dakota and Umkirch, Germany and warehouses and distribution centers in Clear Lake, South Dakota, Chattanooga, Tennessee and Freiburg, Germany. Additional information about our facilities is set forth in the following table.

Location	Use	Owned/ Leased	Lease Termination Date	Size in Square Feet
Clear Lake, South Dakota	Manufacturing Facility	Owned	n/a	34,000
Clear Lake, South Dakota	Warehouse	Owned	n/a	10,000
St. Paul, Minnesota	Corporate Headquarters	Leased	October 2006 (1)	93,666
Chattanooga, Tennessee	Distribution Center for RME Products	Leased	July 2008	50,000
Freiburg, Germany	European Headquarters, Warehouse and Distribution Facility	Leased	May 2012	33,000
Umkirch, Germany	Administrative Facility (2)	Leased	August 2014	8,000
Umkirch, Germany	Ormed CPM Manufacturing and Research & Development Facilities (2)	Leased	August 2009	5,000

(1)	Renewable, at our option, for two five-year terms.
(2)	These facilities are leased by Medireha.

Competition

The physical therapy products market is highly competitive and fragmented. Our competitors in the CPM market include several multi-product companies with significant market share and numerous smaller niche competitors. Some of our competitors are part of corporate groups that have significantly greater financial, marketing and other resources than we do. In the United States, our primary competitors in the TENS and NMES markets are Compex Technologies, Inc. and International Rehabilitation Sciences, Inc., our primary competitors in the CPM market are AbilityOne Products Corp. and Encore Medical Corporation, our primary competitor in the iontophoresis market is IOMED, Inc., and our primary competitors in the orthotics market are Dynasplint Systems, Inc., Ultraflex Systems, Inc. and Saunders Group, Inc. In Europe, our primary competitors in the TENS and NMES markets are Schwa-Medico GmbH and BMR Neurotech, Inc., our primary competitor in the CPM market is Kinetec (a subsidiary of AbilityOne Products Corp.), and our primary competitors in the orthotics market are Bauerfeind, dj Orthopedics, Inc. and Aircast, Inc.

Competition in these product markets is primarily based on the quality and technical features of products, product pricing and contractual arrangements with third-party payors and national accounts.

Intellectual Property

We currently own 57 U.S. and worldwide patents issued between 1988 and 2001. These patents cover various aspects and features of our electrotherapy devices and associated electrodes, dynamic ROM orthotic devices and CPM devices. In addition, patent applications have been filed on various aspects of electrotherapy devices and iontophoretic electrodes. The initial life of each of our patents is either 14 or 17 years from the date of issuance. Although we generally seek patent protection when possible, we do not consider patent protection to be a significant competitive advantage in the marketplace for electrotherapy devices. However, patent protection may be of significance with various aspects of our orthotics technology. We have also registered, and filed applications to register, various trademarks with the USPTO and appropriate offices in foreign countries.

Legal Proceedings

There are no material legal proceedings to which we are a party or of which any of our property is the subject other than ordinary, routine litigation incidental to our business.

Employees

As of June 30, 2004, we had approximately 795 employees. Of these, approximately 215 were engaged in production and production support, 15 in research and development, 170 in field sales, 130 in internal sales operations, 170 in other sales and support and 95 in various administrative capacities. None of our domestic employees are represented by a labor union.

Government Regulation

Medical Device Regulation

United States.    Our products and operations are subject to regulation by the Food and Drug Administration, or FDA, state authorities and comparable authorities in foreign jurisdictions. The FDA regulates the research, testing, manufacturing, safety, labeling, storage, recordkeeping, premarket clearance or approval, promotion, distribution and production of medical devices in the United States to ensure that medical products distributed domestically are safe and effective for their intended uses. In addition, the FDA regulates the export of medical devices manufactured in the United States to international markets.

Under the Federal Food, Drug, and Cosmetic Act, or FFDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to ensure safety and effectiveness. Classification of a device is important because the class to which a device is assigned determines, among other things, the type of premarketing submission and application process required for FDA clearance to market the device. Class I includes devices with the lowest risk to the patient (and subject to the least regulatory control), while Class III includes devices with the greatest risk to the patient (and strictest regulatory control).

Our currently marketed orthotic products are Class I medical devices. Both our currently marketed TENS products and our NMES products are Class II medical devices. Our currently marketed iontophoretic devices are Class III medical devices.

Class I devices.    Class I devices are low-risk devices subject to the least regulatory control. In general, a company can market a Class I device as long as it adheres to a set of guidelines called “General Controls,” which sufficiently assure the safety and effectiveness of the device. General Control requirements include compliance with the applicable portions of the FDA’s Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials. Some Class I devices also require premarket clearance by the FDA through the 510(k) premarket notification process, which is discussed below.

Class II devices.    Class II devices are medium-risk devices subject to greater regulatory control than Class I devices. In addition to complying with General Controls, Class II devices are also subject to “Special Controls,” including special labeling requirements, mandatory performance standards and postmarket surveillance. Most Class II devices are also required to obtain FDA clearance under Section 510(k) of the FFDCA (known as “premarket notification”) before they can be marketed. When compliance with Section 510(k) is required, the company must submit to the FDA a premarket notification submission demonstrating that the device is “substantially equivalent” to either a device that was legally marketed prior to May 28, 1976 (the date upon which the Medical Device Amendments of 1976 were enacted) or another commercially available, similar device that was subsequently cleared through the 510(k) process.

If the FDA agrees that the device is substantially equivalent, it will grant clearance to commercially market the device. By regulation, the FDA is required to clear a 510(k) premarket notification within 90 days of submission of the application. As a practical matter, clearance often takes longer; however, our products have generally been cleared within the 90-day time period. If the FDA determines that the device, or its intended use, is not “substantially equivalent” to a previously cleared device or use, the FDA will place the device, or the particular use of the device, into Class III, and the device sponsor must then fulfill more rigorous premarketing requirements.

Class III devices.    Class III devices are high-risk devices which have a new intended use or use advanced technology that is not substantially equivalent to a use or technology with respect to a legally marketed device, and are subject to the greatest amount of regulatory control. In general, a Class III device cannot be marketed unless the FDA approves the device after submission of a premarket approval application, or PMA. However, Class III devices that are substantially equivalent to devices that were in commercial distribution prior to the Medical Device Amendments of 1976 may be cleared for marketing under the 510(k) process until the FDA publishes a final regulation requiring the submission of a PMA for such devices. Our Class III iontophoretic devices are currently cleared for marketing pursuant to this mechanism.

The PMA process is much more demanding than the 510(k) premarket notification process. A PMA application, which is intended to demonstrate that the device is safe and effective, must be supported by extensive data, including data from preclinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing, and proposed labeling. Following receipt of a PMA application, once the FDA determines that the application is sufficiently complete to permit a substantive review, the FDA will accept the application for review. The FDA, by statute and by regulation, has 180 days to review an “accepted” PMA application, although the review of an application more often occurs over a significantly longer period of time, and can take up to several years. In approving a PMA application or clearing a 510(k) application, the FDA may also require some form of post-market surveillance when necessary to protect the public health or to provide additional safety and effectiveness data for the device. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. We have not been subject to any post-market surveillance efforts that have resulted in a determination that one or more of our products are unsafe or ineffective.

Medical devices can be marketed only for the indications for which they are cleared or approved. Modifications to a previously cleared or approved device that could significantly affect its safety or effectiveness or that would constitute a major change in its intended use, design or manufacture require a 510(k) clearance, premarket approval supplement or new premarket approval. We have applied for, and received, a number of such approvals in the past. We cannot assure you that we will be successful in receiving approvals in the future or that the FDA will agree with our decisions not to seek approvals, supplements or clearances for particular device modifications. The FDA may require approval or clearances for past or any future modifications or new indications for our existing products. Such submissions may require the submission of additional clinical or preclinical data and may be time consuming and costly, and may not ultimately be cleared or approved by the FDA.

The FDA may change its policies, adopt additional regulations, or revise existing regulations, each of which could prevent or delay pre-market approval or pre-market clearance of our devices, or could impact our ability to market a device that was previously cleared or approved. For instance, on August 22, 2000, the FDA issued a proposed rule that, if finalized, could rescind the pre-market clearances for our iontophoretic devices. We cannot predict the likelihood that the FDA will finalize the proposed rule. However, in order to allow us to continue marketing our iontophoretic devices in the event this rule is finalized, we have filed a new drug application, or NDA, with the FDA for the use of a lidocaine/epinephrine solution with certain of our iontophoretic devices. Like a PMA, an NDA must be accompanied by extensive data, including data from preclinical studies and human clinical trials to demonstrate that the drug is safe and effective for its intended use. The NDA must also undergo extensive review by the FDA. Obtaining a NDA can be a lengthy, uncertain, and expensive process and approval by FDA is never guaranteed. If we ultimately obtain approval of our NDA, we will be subject to extensive regulation by the FDA and other regulatory authorities in the United States and abroad over the manufacturing, labeling and marketing of our approved drug product.

Our manufacturing processes are required to comply with the applicable portions of the QSR, which covers the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of our products. The QSR also, among other things, requires maintenance of a device master record, device history record, and complaint files. Our manufacturing facilities in the United States and Germany record and manufacturing processes are subject to periodic unscheduled inspections by the FDA. Based on internal audits of our domestic and German facilities, we believe that our facilities are in substantial compliance with the applicable QSR regulations. We are also required to report to the FDA if our products cause or contribute to a death or serious injury or malfunction in a way that would likely cause or contribute to death or serious injury were the malfunction to recur. The FDA and authorities in other countries can require the recall of products in the event of material defects or deficiencies in design or manufacturing. The FDA can also withdraw or limit our product approvals or clearances in the event of serious, unanticipated health or safety concerns.

The FDA has broad regulatory and enforcement powers. If the FDA determines that we have failed to comply with applicable regulatory requirements, it can impose a variety of enforcement actions from public warning letters, fines, injunctions, consent decrees and civil penalties to suspension or delayed issuance of approvals, seizure or recall of our products, total or partial shutdown of production, withdrawal of approvals or clearances already granted, and criminal prosecution. The FDA can also require us to repair, replace or refund the cost of devices that we manufactured or distributed. If any of these events were to occur, it could materially adversely affect us. We have not been subject to or undertaken a recall for a material defect or deficiency in the design or manufacture of any of our products.

Legal restrictions on the export from the United States of any medical device that is legally distributed in the United States are limited. However, there are restrictions under U.S. law on the export from the United States of medical devices that cannot be legally distributed in the United States. If a Class I or Class II device does not have 510(k) clearance, and the manufacturer reasonably believes that the device could obtain 510(k) clearance in the United States, then the device can be exported to a foreign country for commercial marketing without the submission of any type of export request or prior FDA approval, if it satisfies certain limited criteria relating primarily to specifications of the foreign purchaser and compliance with the laws of the country to which it is being exported (Importing Country Criteria). We believe that all of our current products which are exported to foreign countries currently comply with these restrictions.

An unapproved Class III device can be exported if: (1) it is in substantial compliance with the QSR or an FDA-recognized foreign standard; (2) the device satisfies the Importing Country Criteria; (3) the device is being exported to certain listed countries or the importing country has accepted the marketing authorization of one of those listed countries; and (4) the device is not being exported for investigational use. Otherwise, the unapproved Class III device may be exported if the FDA determines that the exportation would not be contrary to public health, approval is obtained from an appropriate authority in the importing country, and the device satisfies the Importing Country Criteria. We do not currently export any unapproved Class III devices.

International.    In many of the foreign countries in which we market our products, we are subject to regulations essentially similar to those of the FDA, including those in Germany, our largest foreign market. The regulation of our products in Europe falls primarily within the European Economic Area, which consists of the fifteen member states of the European Union as well as Iceland, Liechtenstein and Norway. The legislative bodies of the European Union have adopted three directives in order to harmonize national provisions regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices: the Actives Implantables Directive, the Medical Device Directive and the In-Vitro-Diagnostics Directive. The member states of the European Economic Area have implemented the directives into their respective national law. Medical devices that comply with the essential requirements of the national provisions and the directives will be entitled to bear a CE marking. Unless an exemption applies, only medical devices which bear a CE marking may be marketed within the European Economic Area. The European Commission has adopted numerous guidelines relating to the medical devices directives to ensure their uniform application. The method of assessing conformity varies depending on the class and type of the medical device and can involve a combination of self-assessment by the manufacturer and a third-party assessment by a Notified Body, which is an independent and neutral institution appointed by the member states to conduct the conformity assessment. This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s devices. An assessment by a Notified Body in one country within the European Economic Area is generally required in order for a manufacturer to commercially distribute the product throughout the European Economic Area.

The European Standardization Committees have adopted numerous harmonized standards for specific types of medical devices. Compliance with relevant standards establishes the presumption of conformity with the essential requirements for a CE marking. All of our product that we export or manufacture for sale in Europe bear the CE mark.

Post market surveillance of medical devices in the European Economic Area is generally conducted on a country-by-country basis. The requirement within the member states of the European Economic Area vary. Due to the movement towards harmonization of standards in the European Union and the expansion of the European Union, we expect a changing regulatory environment in Europe characterized by a shift from a country-by-country regulatory system to a European Union-wide single regulatory system. The timing of this harmonization and its effect on us cannot currently be predicted.

In many countries, the national health or social security organizations require our products to be qualified before they can be marketed with the benefit of reimbursement eligibility. To date, we have not experienced difficulty in complying with these regulations. Due to the movement towards harmonization of standards in the European Union, we expect a changing regulatory environment in Europe characterized by a shift from a country-by-country regulatory system to a European Union-wide single regulatory system. The timing of this harmonization and its effect on us cannot currently be predicted.

Third-Party Reimbursement

Our products generally are prescribed by physicians and are eligible for third-party reimbursement by government payors, such as Medicare and Medicaid, and private payors. An important consideration for our business is whether third-party payment amounts will be adequate, since this is a factor in our customers’ selection of our products. We believe that third-party payors will continue to focus on measures to contain or reduce their costs through managed care and other efforts. Medicare policies are important to our business because third-party payors often model their policies after the Medicare program’s coverage and reimbursement policies. Further, during 2003, approximately 5.3% of our direct billings were from Medicare and Medicaid revenues.

Healthcare reform legislation in the Medicare area has focused on containing healthcare spending. Most recently, on December 8, 2003, President Bush signed into law the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or Medicare Modernization Act. This legislation provides for revisions to payment methodologies and other standards for durable medical equipment and orthotic devices under the Medicare program. First, beginning in 2004 and continuing through 2008, the payment amounts for durable medical equipment will no longer be increased on an annual basis. This payment freeze also affects orthotic devices beginning in 2004 and continuing through 2006. Second, beginning in 2007, a competitive bidding program will be phased in to replace the existing fee schedule payment methodology. Off-the-shelf orthotic devices and other non-Class III devices, including TENS devices, will be subject to the program. The competitive bidding program will begin in 2007 in ten high population metropolitan statistical areas and in 2009 will be expanded to 80 metropolitan statistical areas (and additional areas thereafter). Payments in regions not subject to competitive bidding may also be adjusted using payment information from regions subject to competitive bidding. Third, supplier quality standards are to be established which will be applied by independent accreditation organizations. Fourth, clinical conditions for payment will be established for certain products.

On February 11, 2003, the Centers for Medicare and Medicaid Services, or CMS, made effective an interim final regulation implementing “inherent reasonableness” authority, which allows the agency and contractors to adjust payment amounts by up to 15% per year for certain items and services when the existing payment amount is determined to be grossly excessive or grossly deficient. The regulation lists factors that may be used by CMS and its contractors to determine whether an existing reimbursement rate is grossly excessive or grossly deficient and to determine a realistic and equitable payment amount. CMS may make a larger adjustment each year if it undertakes prescribed procedures. The regulation remains in effect after the Medicare Modernization Act, although the use of inherent reasonableness authority is precluded for payment amounts established under competitive bidding. We do not know what impact inherent reasonableness and competitive bidding will have on us or the reimbursement of our products.

Fraud and Abuse

We are subject to various federal and state laws pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws. Violations of these laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in federal and state healthcare programs, including Medicare, Medicaid, Veterans Administration health programs and TRICARE. We have never been challenged by a governmental authority under any of these laws and believe that our operations are in material compliance with such laws. However, because of the far-reaching nature of these laws, there can be no assurance that we would not be required to alter one or more of our practices to be in compliance with these laws. In addition, there can be no assurance that the occurrence of one or more violations of these laws or regulations, or the challenge of our operations by a governmental authority under these laws, would not result in a material adverse effect on our financial condition and results of operations.

Anti-Kickback and Fraud Laws.    Our operations are subject to federal and state anti-kickback laws. Certain provisions of the Social Security Act, which are commonly known collectively as the Medicare Fraud and Abuse Statute, prohibit persons from knowingly and willfully soliciting, receiving, offering or providing remuneration directly or indirectly to induce either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. The definition of “remuneration” has been broadly interpreted to include anything of value, including such items as gifts, discounts, waiver of payments, and providing anything at less than its fair market value. The U.S. Department of Health and Human Services, or HHS, has issued regulations, commonly known as safe harbors, that set forth certain provisions which, if fully met, will assure healthcare providers and other parties that they will not be prosecuted under the Medicare Fraud and Abuse Statute. Although full compliance with these provisions ensures against prosecution under the Medicare Fraud and Abuse Statute, the failure of a transaction or arrangement to fit within a specific safe harbor does not necessarily mean that the transaction or arrangement is illegal or that prosecution under the Medicare Fraud and Abuse Statute will be pursued. The penalties for violating the Medicare Fraud and Abuse Statute include imprisonment for up to five years, fines of up to $25,000 per violation and possible exclusion from federal healthcare programs such as Medicare and Medicaid. Many states have adopted prohibitions similar to the Medicare Fraud and Abuse Statute, some of which apply to the referral of patients for healthcare services reimbursed by any source, not only by the Medicare and Medicaid programs.

The Health Insurance Portability and Accountability Act of 1995, or HIPAA, created two new federal crimes effective as of August 21, 1996: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing or attempting to execute a scheme or artifice to defraud any healthcare benefit program, including private payors. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for healthcare benefits, items or services. This statute applies to any health benefit plan, not just Medicare and Medicaid. Additionally, HIPAA granted expanded enforcement authority to HHS and the U.S. Department of Justice, or DOJ, and provided enhanced resources to support the activities and responsibilities of the OIG and DOJ by authorizing large increases in funding for investigating fraud and abuse violations relating to healthcare delivery and payment. In addition, HIPAA mandates the adoption of standards for the electronic exchange of health information, as described below in greater detail.

Physician Self-Referral Laws.    We also may be subject to federal and state physician self-referral laws. Federal physician self-referral legislation (commonly known as the Stark Law) prohibits, subject to certain exceptions, physician referrals of Medicare and Medicaid patients to an entity providing certain “designated health services” if the physician or an immediate family member has any financial relationship with the entity. The Stark Law also prohibits the entity receiving the referral from billing any good or service furnished pursuant to an unlawful referral, and any person collecting any amounts in connection with an unlawful referral is obligated to refund such amounts. A person who engages in a scheme to circumvent the Stark Law’s referral prohibition may be fined up to $100,000 for each such arrangement or scheme. The penalties for violating the Stark Law also include civil monetary penalties of up to $15,000 per referral and possible exclusion from federal healthcare programs such as Medicare and Medicaid. Various states have corollary laws to the Stark Law, including laws that require physicians to disclose any financial interest they may have with a healthcare provider to their patients when referring patients to that provider. Both the scope and exceptions for such laws vary from state to state.

False Claims Laws.    Under separate statutes, submissions of claims for payment that are “not provided as claimed” may lead to civil money penalties, criminal fines and imprisonment, and/or exclusion from participation in Medicare, Medicaid and other federally funded state health programs. These false claims statutes include the federal False Claims Act, which prohibits the knowing filing of a false claim or the knowing use of false statements to obtain payment from the federal government. When an entity is determined to have violated the False Claims Act, it must pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $5,500 and $11,000 for each separate false claim. Suits filed under the False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government and such individuals (known as “relators” or, more commonly, as “whistleblowers”) may share in any amounts paid by the entity to the government in fines or settlement. In addition, certain states have enacted laws modeled after the federal False Claims Act. Qui tam actions have increased significantly in recent years, causing greater numbers of healthcare companies to have to defend a false claim action, pay fines or be excluded from the Medicare, Medicaid or other federal or state healthcare programs as a result of an investigation arising out of such action.

Governmental Audits

Because we participate in governmental programs as a supplier of medical devices, our operations are subject to periodic surveys and audits by governmental entities or contractors to assure compliance with Medicare and Medicaid standards and requirements. To maintain our billing privileges, we are required to comply with certain supplier standards, including, by way of example, licensure and documentation requirements for our claims submissions. From time to time in the ordinary course of business, we, like other healthcare companies, are audited by or receive claims documentation requests from governmental entities, which may identify certain deficiencies based on our alleged failure to comply with applicable supplier standards or other requirements. We review and assess such audits or reports and attempt to take appropriate corrective action. We also are subject to surveys of our physical location for compliance with supplier standards. The failure to effect corrective action to address identified deficiencies, or to obtain, renew or maintain any of the required regulatory approvals, certifications or licenses could adversely affect our business, results of operations or financial condition and could result in our inability to offer our products and services to patients insured by the programs.

We have not been subject to any governmental audits or claims documentation requests that have resulted in the identification of any currently existing material deficiencies.

Federal Privacy and Transaction Law and Regulations

Other federal legislation requires major changes in the transmission and retention of health information by us. HIPAA mandates, among other things, the adoption of standards for the electronic exchange of health information that may require significant and costly changes to current practices. Sanctions for failure to comply with HIPAA include civil and criminal penalties. HHS has released three rules to date mandating the use of new standards with respect to certain healthcare transactions and health information. The first rule requires the use of uniform standards for common healthcare transactions, including healthcare claims information, plan eligibility, referral certification and authorization, claims status, plan enrollment and disenrollment, payment and remittance advice, plan premium payments, and coordination of benefits. The second rule released by HHS imposes new standards relating to the privacy of individually identifiable health information. These standards not only require our compliance with rules governing the use and disclosure of protected health information, but they also require us to obtain satisfactory assurances that any business associate of ours to whom such information is disclosed will safeguard the information. The third rule released by HHS establishes minimum standards for the security of electronic health information. We were required to comply with the transaction standards by October 16, 2003 and the privacy standards by April 14, 2003, and are required to comply with the security standards by April 21, 2005.

MANAGEMENT

Directors, Executive Officers and Other Key Employees

The following table sets forth information concerning our directors and executive officers as of July 15, 2004:

Name	Age	Position
H. Philip Vierling	48	President, Chief Executive Officer and Director
Patrick D. Spangler	48	Executive Vice President of Finance and Chief Financial Officer
Rudiger Hausherr	43	President of Ormed
H. Allen Hughes, Jr.	47	General Manager of RME
Gerald H. Schulze	56	Chairman of the Board of Directors
Joseph E. Laptewicz	55	Director
W. Robert Dahl	47	Director
Glenn Youngkin	37	Director

H. Philip Vierling has been our President and Chief Executive Officer since January 2001 and has been a director since 2002. From March 1999 to December 2000, Mr. Vierling was our President and Chief Operating Officer. From February 1998 to February 1999, Mr. Vierling was our Vice President of Sales and Marketing and, prior to that, he was our Vice President of Marketing and has served in various other capacities for us since 1986. Mr. Vierling also sits on the Board of Trustees of the Foundation for Physical Therapy, a non-profit foundation supporting the clinical research efforts of the American Physical Therapy Association.

Patrick D. Spangler has served as our Executive Vice President of Finance and Chief Financial Officer since July 1997. Prior to joining us, Mr. Spangler was employed by Medtronic, Inc., a publicly held medical technology and device company since 1986, where he last served as its Director of Treasury Operations.

Rudiger Hausherr has served as the President of Ormed since September 1994. From 1991 through 1993, Mr. Hausherr was President of Ormed’s U.S. division.

H. Allen Hughes, Jr. has served as the General Manager of RME since July 2002, at which time we acquired RME. From 1999 through July 2002, Mr. Hughes served as Chief Executive Officer of RME. Prior to 1999, Mr. Hughes was employed by Dynatronics Corporation, a medical supply company.

Gerald H. Schulze is the chairman of our board of directors and has served as a member of our board of directors since December 1999. He is also a member of the board’s audit committee. He is a retired healthcare executive with U.S. and international experience in pharmaceuticals, medical devices and consumer medicinals.

Joseph E. Laptewicz has served as a member of our board of directors since March 1999 and from March 1999 through July 15, 2004, served as the chairman of our board of directors. Mr. Laptewicz was our technical advisor from January 1, 2003 to July 15, 2004. Prior to that, from October 1994 through March 1999, Mr. Laptewicz was our President and, from October 1994 through January 2001, our Chief Executive Officer. Before joining us, Mr. Laptewicz had been President and Chief Executive Officer of Schneider (USA), Inc., a manufacturer of products for interventional medicine and a subsidiary of Pfizer, Inc. Mr. Laptewicz also serves on the board of directors and the audit committee of Advanced Neuromodulation Systems, Inc., a publicly held company.

W. Robert Dahl has served as a member of our board of directors since September 1999 and is a member of the board’s audit and compensation committees. He has been a Managing Director of Carlyle since 1999. At

Carlyle, he focuses on the healthcare sector and is the head of the Carlyle global healthcare team. Prior to joining Carlyle, Mr. Dahl was Co-Head of the U.S. healthcare group at Credit Suisse First Boston. Mr. Dahl is also currently a board member and member of the compensation committee of InteliStaf, Inc., MedPointe, Inc. and ConnectiCare and a board member of Panolam, Inc.

Glenn Youngkin has served as a member of our board of directors since August 1999 and is a member of the board’s compensation committee. He has been a Managing Director of Carlyle since 1999. Based in Carlyle’s London office, Mr. Youngkin heads and is responsible for the European buyout operations in the United Kingdom. Mr. Youngkin is also a board member and member of the audit and compensation committees of KEC Acquisition, Imagitas, and QinetiQ Group Holdings Limited and a board member of Firth Rixson.

Board of Directors and Officers

Upon the closing of this offering, we will have five directors. At each annual meeting our shareholders will elect the successors to our directors. Our executive officers and key employees serve at the discretion of our board of directors. Directors may be removed with or without cause by the affirmative vote of the holders of a majority of the common stock. Messrs. Dahl and Youngkin serve on our board of directors pursuant to an agreement between us and Carlyle described under “Certain Relationships and Related Transactions—Shareholder Voting and Control Agreements.”

Committees of our Board of Directors

Our board of directors directs the management of our business and affairs, as provided by Minnesota law, and conducts its business through meetings of the board of directors and its audit and compensation committees. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit Committee

Our audit committee is responsible for, among other things, engaging our independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, approving professional services provided by the independent public accountants, reviewing the independence of the independent public accountants, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. Messrs. Schulze and Dahl currently sit on our audit committee.

We plan to nominate three independent members to our audit committee shortly after consummation of this offering so that all of our audit committee members will be independent, as such term is defined in Rule 10A-3(b)(i) under the Securities Exchange Act of 1934, as amended. In addition, one of them will be an “audit committee financial expert” as such term is defined in Item 401(h) of Regulation S-K.

Compensation Committee

Our compensation committee is responsible for determining compensation for our executive officers and other key employees and administering our existing stock option plans, our executive bonus plan and other compensation programs. Messrs. Dahl and Youngkin currently sit on our compensation committee.

Nominating and Corporate Governance Committee

We established our nominating and corporate governance committee on July 15, 2004. The initial members of this committee are Messrs. Dahl, Youngkin and Schulze. Our board of directors intends to adopt a charter governing the activities of the nominating and corporate governance committee that complies with the rules of the New York Stock Exchange.

Director Compensation

Prior to this offering, no fees were paid to our directors who are employed by us or to any of our outside directors other than our Chairman Mr. Schulze, who was granted an option to purchase approximately 13,392 shares of our common stock with an exercise price of $7.68 and is paid an annual retainer of $5,000 per meeting for all services rendered and reimbursed for his expenses in attending board meetings and Mr. Laptewicz who, during his tenure as the chairman of our board of directors, received a fee of $50,000 annually for serving as our chairman and is reimbursed for his expenses in attending board meetings.

In January 2003, we entered into a technical advisory agreement with Mr. Laptewicz. This agreement was terminated on July 15, 2004. The agreement required Mr. Laptewicz to offer us technical support on project development and new technologies, industry expertise and assistance with operational and integration issues. Under the agreement, Mr. Laptewicz was entitled to an annual advisory fee of $45,000. The agreement also permitted Mr. Laptewicz to participate in our medical, dental and 401(k) plans, which he will continue to participate in through August 2004. Mr. Laptewicz was paid a performance bonus under our bonus plan of $76,800 in 2003 and a special bonus in November 2003 of $1,686,281 in connection with our recapitalization. We granted Mr. Laptewicz 26,783 stock options in 2003 with an exercise price of $3.68 per share.

Executive Compensation

The following table sets forth the cash and non-cash compensation paid or incurred on our behalf to our Chief Executive Officer and each of the four other most highly compensated executive officers, or the named executive officers, that earned more than $100,000 during the last fiscal year:

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			All Other Compensation (2)
		Salary	Bonuses
H. Philip Vierling President and Chief Executive Officer	2003	$250,000	$1,228,542	(3)	$6,000

Patrick D. Spangler Executive Vice President of Finance and Chief Financial Officer	2003	215,000	982,089	(4)	6,000

Rudiger Hausherr(1) President of Ormed	2003	204,132	147,129	(5)	10,441

Robert W. Clapp(6) Vice President of Manufacturing	2003	139,720	120,453	(7)	6,000

H. Allen Hughes, Jr. General Manager of RME	2003	103,600	15,771	(8)	3,581

(1)	Mr. Hausherr’s salary and bonus were paid to him in euros and are presented above in dollars based, in the case of his salary, on a weighted-average conversion rate for 2003 of $1.13 per euro, and in the case of his bonus, a spot conversion rate on March 31, 2003 (the date of the bonus payment to Mr. Hausherr) of $1.09 per euro.
(2)	Amounts represent contributions to the executive’s 401(k) account pursuant to our 401(k) plan or, with respect to Mr. Hausherr, a car allowance.
(3)	Comprised of a special bonus of $1,072,234 paid in connection with our recapitalization and a performance bonus under our bonus plan of $156,308.
(4)	Comprised of a special bonus of $846,335 paid in connection with our recapitalization and a performance bonus under our bonus plan of $135,754.
(5)	Comprised of a performance bonus under the Ormed bonus plan.
(6)	Mr. Clapp resigned on July 16, 2004.
(7)	Comprised of a special bonus of $93,703 paid in connection with our recapitalization and a performance bonus under our bonus plan of $26,750.
(8)	Comprised of a performance bonus under our bonus plan.

2003 Options Values

The following table sets forth information regarding options to purchase our common stock unexercised and outstanding as of December 31, 2003. We did not grant any options to our named executive officers in the year ended December 31, 2003 nor did any of them exercise any options during that year. Also included is the value and number of unexercised options held as of December 31, 2003 by such named executive officers:

•	The value of the unexercised options is based on an assumed offering price of $15.00 per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus.

•	“Exercise” means an employee’s acquisition of shares of common stock which have already vested, “exercisable” means options to purchase shares of common stock which are subject to exercise and “unexercisable” means all other options to purchase shares of common stock.

	Number of Securities Underlying Unexercised Options(#)		Value of Unexercised Options($)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
H. Philip Vierling	306,475	160,698	$3,570,515	$1,819,470

Patrick D. Spangler	241,906	160,698	$2,838,998	$1,819,470

Rudiger Hausherr	66,957	66,957	$758,113	$758,113

Robert W. Clapp	26,783	26,783	$303,245	$303,245

H. Allen Hughes, Jr.	—	—	—	—

Bonus Plan

We sponsor the Empi Corp. officer, manager and director level incentive plan, which is effective through December 31, 2004. The plan is administered by our compensation committee. The plan was established to provide incentives to our key employees and to reward them if our operational goals are achieved. Certain of our key employees selected by the compensation committee are eligible to receive a percentage of their base salary as a bonus payment under the plan in addition to their annual base salary. The determination of the bonus amount is based on the achievement of certain performance targets.

Generally, the target bonus as a percentage of the 2004 base salary for officers ranges from 35% to 70% and for managers ranges from 12.5% to 20%, depending upon level of seniority. With limited exception, an employee who leaves us prior to payment of the bonus payment will not be eligible for a bonus payment. Each of our named executive officers other than Mr. Hausherr participates in our bonus plan. Mr. Hausherr participates in a bonus plan maintained by Ormed.

Special Management Bonuses

In connection with the November 2003 recapitalization, we paid special management bonuses of $5.1 million to some of our directors and key management, including bonuses of $1,072,234 to Mr. Vierling, $846,335 to Mr. Spangler, $93,703 to Mr. Clapp, and $7,028 to Mr. Schulze.

401(k) Plan

Each named executive officer other than Mr. Hausherr participates in our 401(k) plan. Pursuant to the 401(k) plan, we have agreed to contribute to each named executive officer’s 401(k) account $0.50 for every $1.00 of such executives pre-tax contributions to the account, up to a maximum pre-tax contribution of 6% of the executive’s eligible earnings. Contributions to the 401(k) accounts are held and invested by the 401(k) plan’s trustee, CIGNA Bank & Trust Company, FSB.

Ormed Retirement Plan

Ormed maintains a defined contribution plan for its employees that meet the plan’s participation requirements. Under the plan Ormed contributes a percentage of the employee’s salary, up to 3%, to an account maintained for the employee by the plan administrator. Upon retirement, the employee receives distributions from the administrator based on the total contributions made plus any interest earned on the contributions.

1999 Stock Option Plan

In August 1999, we adopted, and our stockholders approved, an employee stock option plan, which we refer to as our “1999 stock option plan.” The following description sets forth the material terms of our 1999 stock option plan, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

The 1999 stock option plan permits the grant of incentive stock options and nonstatutory stock options to our employees and members of our board of directors. Although our stockholders approved the issuance of options to purchase a maximum of 2,358,516 shares of common stock under the 1999 stock option plan and up to 54,013 shares of our common stock remain available for issuance under option awards granted under the 1999 stock option plan, we do not intend to make any further grants of options under the 1999 stock option plan. The number of shares of our common stock issued or reserved pursuant to the 1999 stock option plan, and pursuant to outstanding awards, is subject to adjustment on account of stock splits, stock dividends and other dilutive changes in the shares of our common stock.

Administration

The 1999 stock option plan is administered by the compensation committee of our board of directors, which may delegate its duties and powers in whole or in part as it determines. The compensation committee has the sole discretion to determine the employees and directors to whom awards may be granted under the 1999 stock option plan, the manner in which such awards will vest, and the number of shares of our common stock that will be subject to such awards, as well as the times during the term of the 1999 stock option plan that such awards will be granted. Our compensation committee is authorized to interpret the 1999 stock option plan, to establish, amend and rescind any rules and regulations relating to the 1999 stock option plan and to make any other determinations that it deems necessary or desirable for the administration of the 1999 stock option plan. Our compensation committee may also correct any defect, supply any omission or reconcile any inconsistency in the 1999 stock option plan in the manner and to the extent the compensation committee deems necessary or desirable.

With respect to awards made to non-employee members of our board of directors, our full board of directors is required under the plan to act as the administrator of the 1999 stock option plan and to act in lieu of the compensation committee with respect to the selection of participants, the terms of awards to be granted to those participants, and the interpretation of the plan and the terms of such awards.

Under the 1999 stock option plan, stock options provide for the right to purchase shares of our common stock at a specified per share price, and usually will become exercisable at the discretion of our compensation committee (or our board of directors, as discussed above) in one or more installments after the grant date of the stock option. Stock options may take one of two forms, nonstatutory options (NSOs) or incentive stock options (ISOs). NSOs may be granted for any term specified by the compensation committee (or our board of directors, as discussed above), but this term cannot exceed ten years from the date of grant of the stock option. The exercise price of NSOs shall be determined by the compensation committee (or our board of directors, as discussed above), but shall not be less than the par value of one share of our common stock on the date of grant of the stock option. Subject to certain exceptions, ISOs may only be granted to our employees, must have an exercise price not less than the fair market value of one share of our common stock on the date of grant of the ISO, and must have a term that expires no later than ten years after the date of grant of the ISO. Additionally, no ISO may be granted under the 1999 stock option plan after ten years from the date the 1999 stock option plan was first approved by our shareholders. However, as indicated above, we do not intend to make any further grants of options under the 1999 stock option plan.

Transferability

Unless otherwise determined by the compensation committee (or our board of directors, as discussed above), awards granted under the 1999 stock option plan are not transferable other than by will or by the laws of descent and distribution.

Change in Control

Upon the occurrence of a corporate event, as such term is defined in the 1999 stock option plan, unless award agreements provide otherwise, at the discretion of our compensation committee (or our board of directors, as discussed above), all awards outstanding under the 1999 stock option plan may become exercisable in full, may be cancelled in exchange for the payment of cash or other property to the holders of the awards, may be assumed by any successor in such change in control, may be terminated or expire, or may otherwise be modified to reflect appropriate changes in the kind, number, or exercise price (if applicable) of shares subject to the awards.

Amendment and Termination

Our board of directors may amend, alter or discontinue the 1999 stock option plan in any respect at any time, but no amendment, alteration or discontinuation will be made that would diminish any of the rights of a participant under any awards previously granted under the 1999 stock option plan without the participant’s consent, or increase the number of shares of our common stock reserved for purposes of the 1999 stock option plan without the approval of our shareholders. The 1999 stock option plan will expire by its terms on the tenth anniversary of the earlier of the date the plan was approved by our shareholders or the date the 1999 stock option plan was approved by our board of directors.

Miscellaneous

As a condition to the issuance or delivery of shares of our common stock under an award granted under the 1999 stock option plan or payment of other compensation pursuant to the exercise or lapse of restrictions on any award granted under the 1999 stock option plan, we require participants to discharge all applicable withholding tax obligations. Shares of our common stock held by or to be issued to a participant in the 1999 stock option plan may also be used to discharge tax withholding obligations, subject to the discretion of our board of directors or compensation committee to disapprove of such use.

2004 Equity Incentive Plan

On July 15, 2004, our board of directors approved our 2004 equity incentive plan, which we refer to as our “2004 equity incentive plan.” We anticipate that prior to the consummation of the offering our shareholders will have approved the 2004 equity incentive plan. The following description sets forth the material terms of our 2004 equity incentive plan, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

The 2004 equity incentive plan permits the grant of incentive stock options, nonstatutory stock options and restricted stock to our employees, directors and consultants. A maximum of 1,339,150 shares of our common stock may be initially subject to awards under the 2004 equity incentive plan, plus an annual increase not to exceed 267,830 shares of our common stock beginning on December 31, 2005 and ending on December 31, 2009 (for an aggregate maximum limit of 2,410,470 shares of our common stock) may be subject to awards under the

2004 equity incentive plan. At such time as the 2004 equity incentive plan becomes subject to Section 162(m) of the Internal Revenue Service Code of 1986, or the Code, the 2004 equity incentive plan is intended to satisfy the requirements of Section 162(m) of the Code in order to provide us with the opportunity to grant performance-based equity compensation to our employees who are subject to Section 162(m) of the Code and allow us to take a full tax deduction for any awards granted under the 2004 equity incentive plan to such employees. Once the 2004 equity incentive plan becomes subject to Section 162(m) of the Code, no more than 535,660 shares of our common stock may be granted subject to an award which is intended to be performance-based compensation within the meaning of Section 162(m) of the Code to any one participant in any twelve-month period occurring while the plan is in effect.

The number of shares of our common stock issued or reserved pursuant to the 2004 equity incentive plan, and pursuant to outstanding awards, is subject to adjustment on account of stock splits, stock dividends and other dilutive changes in the shares of our common stock. Shares of our common stock covered by awards granted under the 2004 equity incentive plan that expire, terminate or lapse will again be available for the grant of new awards under the 2004 equity incentive plan.

We expect to grant nonstatutory stock options to certain of our key employees immediately after the consummation of this offering. We anticipate that the per share exercise price of these options will be equal to the price per share of our common stock that is being offered for purchase in this prospectus.

Administration

The 2004 equity incentive plan will be administered by the compensation committee of our board of directors, which may delegate its duties and powers in whole or in part as it determines (except with respect to participants covered by Section 162(m) of the Code). The compensation committee has the sole discretion to determine the employees, directors and consultants to whom awards may be granted under the 2004 equity incentive plan, the manner in which such awards will vest, and the number of shares of our common stock that will be subject to such awards, as well as the times during the term of the 2004 equity incentive plan that such awards will be granted. Our compensation committee is authorized to interpret the 2004 equity incentive plan, to establish, amend and rescind any rules and regulations relating to the 2004 equity incentive plan and to make any other determinations that it deems necessary or desirable for the administration of the 2004 equity incentive plan. Our compensation committee may also correct any defect, supply any omission or reconcile any inconsistency in the 2004 equity incentive plan in the manner and to the extent the compensation committee deems necessary or desirable.

With respect to awards made to non-employee members of our board of directors and, to the extent necessary to comply with certain securities laws, our executives who are subject to Section 16 of the Securities Exchange Act, our full board of directors is required under the plan to act as the administrator of the 2004 equity incentive plan and to act in lieu of the compensation committee with respect to the selection of participants, the terms of awards to be granted to those participants, and the interpretation of the plan and the terms of such awards.

Stock Options

Under the 2004 equity incentive plan, stock options provide for the right to purchase shares of our common stock at a specified per share price, and usually will become exercisable at the discretion of our compensation committee (or our board of directors, as discussed above) in one or more installments after the grant date of the stock option. Stock options may take one of two forms, nonstatutory options (NSOs) or incentive stock options (ISOs). NSOs may be granted for any term specified by the compensation committee (or our board of directors, as discussed above), but this term cannot exceed ten years from the date of grant of the stock option. The exercise price of NSOs shall be determined by the compensation committee (or our board of directors, as discussed above), but shall not be less than the par value of one share of our common stock on the date of grant of the stock option. Subject to certain exceptions, ISOs may only be granted to our employees, must have an exercise price not less than the fair market value of one share of our common stock on the date of grant of the ISO, and must have a term that expires no later than ten years after the date of grant of the stock option. Additionally, no ISO may be granted under the 2004 equity incentive plan after ten years from the date the 2004 equity incentive plan is first approved by our shareholders.

Restricted Stock

A restricted stock award is the grant of shares of our common stock at a price and with voting and dividend rights determined by the compensation committee (or our board of directors, as discussed above). Restricted stock awards are nontransferable unless otherwise determined by the compensation committee (or our board of directors, as discussed above) at the time of award and may be forfeited by the holder upon his or her termination of employment or service during a period specified in the restricted stock award agreement.

Transferability

Unless otherwise determined by the compensation committee (or our board of directors, as discussed above), awards granted under the 2004 equity incentive plan are not transferable other than by will or by the laws of descent and distribution.

Change in Control

Upon the occurrence of a change in control of us, as such term is defined in the 2004 equity incentive plan, unless award agreements provide otherwise, at the discretion of our compensation committee (or our board of directors, as discussed above), all awards outstanding under the 2004 equity incentive plan may become exercisable in full, may be cancelled in exchange for the payment of cash or other property to the holders of the awards, may be assumed by any successor in such change in control, may be terminated or expire, or may otherwise be modified to reflect appropriate changes in the kind, number, or exercise price (if applicable) of shares subject to the awards. We anticipate that the stock option award agreements that we will use to award stock options to our employees will provide for the full acceleration of vesting of the stock options upon a change in control of us.

Amendment and Termination

Our board of directors may amend, alter or discontinue the 2004 equity incentive plan in any respect at any time, but no amendment, alteration or discontinuation will be made that would diminish any of the rights of a participant under any awards previously granted under the 2004 equity incentive plan without the participant’s consent, or increase the number of shares of our common stock reserved for purposes of the 2004 equity incentive plan without the approval of our shareholders. The 2004 equity incentive plan will expire by its terms on the tenth anniversary of the earlier of the date the plan was approved by our shareholders or the date the 2004 equity incentive plan is approved by our board of directors.

Miscellaneous

As a condition to the issuance or delivery of shares of our common stock under an award granted under the 2004 equity incentive plan or payment of other compensation pursuant to the exercise or lapse of restrictions on any award granted under the 2004 equity incentive plan, we require participants to discharge all applicable withholding tax obligations. Shares of our common stock held by or to be issued to a participant in the 2004 equity incentive plan may also be used to discharge tax withholding obligations, subject to the discretion of our board of directors or compensation committee to disapprove of such use.

Employment Agreements

H. Philip Vierling and Patrick D. Spangler.    In November 1999, we entered into employment agreements with H. Philip Vierling and Patrick D. Spangler. The agreements provide for an initial term ending on December 31, 2002 and extension terms for successive one-year periods unless either party gives notice 90 days prior to the expiration of any term. The agreements provide for termination by either party with or without cause provided both parties adhere to the relevant notice provisions. If either Mr. Vierling or Mr. Spangler is terminated without cause or if either resign for cause, we will provide a pro-rated bonus for the year-to-date as well as salary, medical and dental benefits for eighteen months following the date of termination. The agreement entitles Mr. Vierling and Mr. Spangler to an annual base salary subject to increase as determined by our compensation committee and subject to decrease only in connection with an across-the-board senior management salary reduction. Mr. Vierling and Mr. Spangler are also qualified for a bonus either under our incentive compensation plan or as determined by the board of directors. Additionally, they are also eligible for other employee plans or arrangements applicable to senior management.

Rudiger Hausherr.    In June 1994, Rudiger Hausherr entered into a service agreement with Ormed. The initial term of the agreement was for 30 months with an automatic extension for an indefinite term. Either party may terminate the agreement by giving six months written notice. The agreement entitles Mr. Hausherr to an annual base salary and qualifies him for an annual bonus if certain business targets are met.

H. Allen Hughes, Jr.    In July 2002, we entered into an employment agreement with H. Allen Hughes, Jr. The agreement provides for an initial term of three years and automatically renews for successive one-year periods unless either party provides written notice of termination. If Mr. Hughes is terminated without cause or if he resigns for cause, we will provide him with his salary for one year after the termination date and his pro-rated bonus through the end of the fiscal year in which termination occurs. The agreement entitles Mr. Hughes to a base salary which will be increased at the discretion of the President of Empi. Mr. Hughes is also entitled to an annual incentive bonus of up to 35% of his salary. Mr. Hughes is subject to a commitment not to compete with us until the later of July 11, 2006 or one year after his termination.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

This section contains a summary of the material terms of all described agreements. You should read the agreements in their entirety, which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Management Fees

In 1999, we entered into a management agreement with TC Group Management, L.L.C. and GE Capital for management and financial advisory services and oversight to be provided to us and our subsidiaries. Pursuant to the management agreement, we paid Carlyle and GE Capital an aggregate annual management fee of $0.6 million in each of the past three years. The management agreement was subsequently amended to provide for an annual management fee of $0.3 million. The management agreement will be terminated immediately prior to the consummation of this offering. In connection with our recapitalization in November 2003, we paid an aggregate fee of $1.2 million to Carlyle and GE Capital for their investment banking and consulting services and breakage fees of $1.3 million for the early retirement of the senior subordinated debt. In addition, upon the consummation of this offering, we will pay Carlyle a fee of $1.2 million for the advisory services that they provided to us in connection with this offering.

Loans to Executive Officers

On February 1, 2000, we loaned each of Messrs. Vierling and Spangler $492,500 to purchase shares of our common stock pursuant to our employee stock purchase plan. These loans are secured by promissory notes and pledges of the stock that was purchased. The loans bear interest at an annual percentage rate of 9%. Payment of the promissory notes, including accrued interest, is due February 1, 2008. We expect that these loans will be repaid in full with a portion of the proceeds received by Messrs. Vierling and Spangler from the sale of their shares in this offering.

Registration Rights Agreement

We have entered into a registration rights agreement with MPI Holdings and GE Capital. Pursuant to that agreement, MPI Holdings and GE Capital are entitled to registration rights. Holders of at least 1,071,320 of the shares of common stock held by these shareholders may require us to effect the registration of their shares of common stock from time to time pursuant to a demand. Such requirement is called a demand registration. We are required to pay all registration expenses in connection with the first eight demand registrations pursuant to the registration rights agreement. In addition, if we propose to register any of our common stock under the Securities Act, whether for our own account or otherwise, those shareholders are entitled to notice of the registration and are entitled to include their shares of common stock in that registration with all registration expenses paid by us. Notwithstanding the foregoing, we will not be obligated to effect a demand registration prior to 180 days after the effective date of this offering.

Shareholder Voting and Control Agreement

We have entered into a shareholder voting and control agreement with MPI Holdings and GE Capital that:

•	imposes restrictions on their transfers of our shares;

•	requires those shareholders to take certain actions upon the approval by the shareholders party to the agreement holding a majority of the shares held by those shareholders in connection with a sale of the company;

•	grants Carlyle the right to require other shareholders to participate pro rata in connection with a sale of our shares by them; and

•	requires the parties thereto to designate nominees to our board of directors on behalf of each of these entities.

The shareholder voting and control agreement will terminate upon the consummation of this offering.

Board Representation Agreement

We have entered into an agreement with MPI Holdings that gives MPI Holdings the right to designate two nominees to our board of directors. The agreement will remain in effect as long as MPI Holdings owns shares of our voting stock representing at least 10% of the votes entitled to be cast for members of our board.

Employment Agreements

We have employment agreements with certain of our named executive officers, the material terms of which are described in “Management—Employment Agreements.”

Consulting Agreement

On January 1, 2003, we entered into a consulting agreement with our former Chairman and current director, Joseph E. Laptewicz, the material terms of which are described in “Management—Director Compensation.” This agreement was terminated on July 15, 2004.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table provides summary information regarding the beneficial ownership of our outstanding capital stock as of July 30, 2004, after giving effect to the 2.6783 for one stock split for:

•	each person or group who beneficially owns more than 5% of our capital stock on a fully diluted basis;

•	the selling shareholders;

•	each of the executive officers named in the Summary Compensation Table;

•	each of our directors; and

•	all of our directors and executive officers as a group.

Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission, or SEC, and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them. Shares of common stock subject to options currently exercisable or exercisable within 60 days of July 30, 2004 and not subject to repurchase as of that date are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person. Unless otherwise noted, the address for each director and executive officer is c/o Empi, Inc., 599 Cardigan Road, St. Paul, MN 55126.

	Shares Owned Prior to the Offering		Shares Being Sold in the Offering	Shares Owned After the Offering		Shares Sold in Over-Allotment (5)	Shares Owned After Exercise of the Over-Allotment Option (5)
Name of Beneficial Owner	Number	Percentage		Number	Percentage		Number	Percentage
TCG Holdings, L.L.C. (1)(2)	16,314,007	88.7%	5,816,683	9,137,824	49.7%	1,155,000	7,982,824	43.4%
GE Capital Equity Investments, Inc. (3)	16,314,007	88.7%	528,789	830,711	4.5%	105,000	725,711	3.9%
Joseph E. Laptewicz	481,986	2.6%	133,915	348,071	1.9%	—	348,071	1.9%
H. Philip Vierling	440,390	2.4%	133,915	306,475	1.6%	—	306,475	1.6%
Patrick D. Spangler	375,821	2.0%	107,132	268,689	1.4%	—	268,689	1.4%
Rudiger Hausherr	66,957	*	16,739	50,218	*	—	50,218	*
Robert W. Clapp (4)	26,783	*	—	26,783	*	—	26,783	*
H. Allen Hughes, Jr.	—	*	—	—	*	—	—	*
W. Robert Dahl (2)	—	*	—	—	*	—	—	*
Gerald Schulze	2,008	*	—	2,008	*	—	2,008	*
Glenn Youngkin (2)	—	*	—	—	*	—	—	*
All Directors and Executive Officers as a Group (9 persons)	1,393,945	7.1%	391,701	1,002,244	5.2%	—	1,002,244	5.2%

*	Denotes less than 1% beneficial ownership
(1)

Carlyle Partners II, L.P., a Delaware limited partnership, Carlyle International Partners II, L.P., a Cayman Islands limited partnership, C/S International Partners, a Cayman Islands limited partnership, Carlyle International Partners III, L.P., a Cayman Islands limited partnership, Carlyle High Yield Partners, L.P. and certain additional partnerships formed by Carlyle (collectively, the “Investment Partnerships”) and certain investors (the “Investors”) constitute all of the members of MPI Holdings, L.L.C., the holder of record of 14,954,507 shares of our common stock, TC Group, L.L.C. exercises investment discretion and control over the shares held by the Investment Partnerships and the Investors directly through its capacity as the sole general partner of certain of the Investment Partnerships or indirectly through its wholly-owned subsidiary

TC Group II, L.L.C., the sole general partner of certain of the Investment Partnerships, through its indirect subsidiary TCG High Yield, L.L.C., the sole general partner of one of the Investment Partnerships, or indirectly through its wholly-owned subsidiary Carlyle Investment Management, L.L.C., the manager of the investments of the Investors. TCG Holdings, L.L.C., a Delaware limited liability company, is the sole managing member of TC Group, L.L.C. and, in such capacity, exercises investment discretion and control of the shares beneficially owned by TC Group, L.L.C. TCG Holdings, L.L.C. is managed by a three-person managing board and all board action relating to the voting or disposition of the shares require approval of a majority of the board. The members of the managing board are William E. Conway, Jr., Daniel A. D’Aniello and David Rubenstein, each of whom disclaim beneficial ownership of the shares. Each of Carlyle Partners II, L.P., Carlyle International Partners II, L.P., C/S International Partners, Carlyle International Partners III, L.P. and Carlyle High Yield Partners, L.P. may be considered an affiliate or associated person of a broker-dealer. Each represents that it acquired its shares in the ordinary course of business and at the time of purchase the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Prior to this offering, TCG Holdings, L.L.C. may be deemed to be the beneficial owner of the shares beneficially owned by GE Capital Investments, Inc. due to the agreement of MPI Holdings, L.L.C. and GE Capital Investments, Inc. to vote for the director nominees of the other parties pursuant to the shareholders’ agreement described in this prospectus. This agreement will terminate immediately prior to the consummation of this offering, after which TCG Holdings, L.L.C. will not be deemed to be the beneficial owner of the shares of GE Capital Equity Investment, Inc.

(2)	The address of such person is c/o The Carlyle Group, 1001 Pennsylvania Avenue, NW, Washington, D.C. 20004.
(3)	The address of such person is c/o GE Capital Corporation, 500 West Monroe, Chicago, IL 60661. GE Capital Equity Investments, Inc. owns 1,359,500 shares. Prior to this offering, GE Capital Investments, Inc. may be deemed to be the beneficial owner of the shares beneficially owned by TCG Holdings, L.L.C. due to the agreement of MPI Holdings, L.L.C. and GE Capital Equity Investments, Inc. to vote for the director nominees of the other parties pursuant to the shareholders’ agreement described in this prospectus. This agreement will terminate immediately prior to the consummation of this offering, after which GE Capital Equity Investments, Inc. will not be deemed to be the beneficial owners of the shares of TCG Holdings, L.L.C.
(4)	Mr. Clapp resigned on July 16, 2004.
(5)	Assumes the over-allotment option is exercised in full.

In addition, certain of the selling shareholders have granted the underwriters the right to purchase up to an additional 1,260,000 shares of common stock to cover over-allotments. If the underwriters exercise this over-allotment option in full, TCG Holdings, L.L.C. and GE Capital will beneficially own 43.4% and 3.9%, respectively, of our common stock after this offering.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, our authorized capital stock will consist of 100,000,000 shares of stock, par value $0.01, of which 70,000,000 shares are designated common stock and 30,000,000 shares are undesignated. As of July 30, 2004, there were 16,581,387 shares of our common stock issued and outstanding held by four holders of record. The following description of our capital stock and related matters is qualified in its entirety by reference to our articles of incorporation and by-laws, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part.

The following summary describes elements of our articles of incorporation and by-laws after giving effect to this offering and provisions of Minnesota law that govern our company, board of directors and shareholders.

Common Stock

Voting Rights.    The holders of our common stock are entitled to one vote per share on all matters submitted for action by the shareholders. There is no provision for cumulative voting with respect to the election of directors. Accordingly, a holder of more than 50% of the shares of our common stock can, if it so chooses, elect all of our directors. In that event, the holders of the remaining shares will not be able to elect any directors.

Dividend Rights.    All shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources, subject to the terms of any outstanding preferred stock. Our senior secured credit facility imposes restrictions on our ability to declare dividends with respect to our common stock.

Liquidation Rights.    Upon liquidation or dissolution of our company, whether voluntary or involuntary, all shares of our common stock are entitled to share equally in the assets available for distribution to shareholders after payment of all of our prior obligations, including any then-outstanding preferred stock.

Other Matters.    The holders of our common stock have no preemptive or conversion rights, and our common stock is not subject to further calls or assessments by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.

Stock Options

As of July 30, 2004, there were 2,304,503 shares of our common stock issuable upon exercise of outstanding stock options and 1,393,163 shares of our common stock reserved for future issuance under our existing stock option plans.

Authorized but Unissued Capital Stock

Our articles of incorporation permit us to issue up to 100,000,000 shares of capital stock, from time to time, in one or more series and with such designation and preferences for each series as are stated in the resolutions providing for the designation and issue of each such series adopted by our board of directors. Our articles of incorporation authorize our board of directors to determine the voting, dividend, redemption and liquidation preferences and limitations pertaining to such series. The board of directors, without shareholder approval, may create and issue a series of shares with voting rights and other rights that could adversely affect the voting power of the holders of our common stock and could have anti-takeover effects. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved capital stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

The listing requirements of the New York Stock Exchange, which would apply so long as our common stock remains listed on the New York Stock Exchange, require shareholder approval of certain issuances equal to or exceeding 20% of then-outstanding voting power or then-outstanding number of shares of common stock.

Anti-Takeover Provisions of Minnesota Law

Some provisions of Minnesota law could have anti-takeover effects on a corporation subject to those provisions or have the effect of delaying, deferring or preventing a change in control of the corporation or the removal of its existing management. As described below, we have elected to opt out of two of those provisions, but we remain subject to others. When we have elected to opt out of certain provisions, we have determined that the ownership profile of our company and other provisions of Minnesota law and our articles of incorporation and by-laws should be adequate to protect our shareholders against undesirable takeover attempts.

We have elected to opt out of the Minnesota Control Share Acquisition Statute, section 302A.671 of the Minnesota Statutes. This statute would have applied, with certain exceptions, to any acquisition of our voting stock from a person other than us and other than in connection with certain mergers and exchanges to which we are a party, that results in the acquiring person owning 20% or more of our voting stock then outstanding. Similar triggering events would have occurred at the one-third and majority ownership levels. Section 302A.671 would have required approval of any such acquisition by a majority vote of our disinterested shareholders and a majority vote of all of our shareholders. In general, shares acquired in excess of the applicable percentage threshold in the absence of such approval would have been denied voting rights and would have been redeemable at their then fair market value by us during a specified time period.

We have also elected to opt out of the Minnesota Business Combination Statute, section 302A.673 of the Minnesota Statutes, which generally would have prohibited us or any of our subsidiaries from entering into any business combination transaction with a shareholder for a period of four years after the shareholder acquires 10% or more of our voting stock then outstanding. An exception would have been provided for circumstances in which, before the 10% share-ownership threshold is reached, either the transaction or the share acquisition is approved by a committee of our board of directors composed of one or more disinterested directors.

The Minnesota Statutes contain a “fair price” provision in Section 302A.675 that will be applicable to us. This provision provides that no person may acquire any of our shares within two years following the person’s last purchase of our shares in a takeover offer unless all shareholders are given the opportunity to dispose of their shares to the person on terms that are substantially equivalent to those in the earlier takeover offer. This provision does not apply if the acquisition is approved by a committee of disinterested directors before any shares are acquired in the takeover offer.

In addition, section 302A.553, subdivision 3, of the Minnesota Statutes prohibits us from purchasing any voting shares owned for less than two years from a holder of more than 5% of our outstanding voting stock for more than the market value of the shares. Exceptions to this provision are provided if the share purchase is approved by a majority of our shareholders or if we make a repurchase offer of equal or greater value to all shareholders.

Certain Provisions of Minnesota Law and Our Articles of Incorporation and By-Laws

Election and Removal of Directors

Our board of directors is not divided into classes. Each director is elected to serve a term that expires at the next regular annual meeting of shareholders and when a successor is elected and has qualified (or at the time the director dies, resigns, or is removed or disqualified).

Our articles of incorporation and by-laws do not provide for cumulative voting in the election of directors.

Minnesota law allows the removal of a director from office, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote at an election of directors. If a director has been appointed to fill a vacancy and the shareholders have not subsequently elected directors, then the board of directors may remove that director by a majority vote of those directors present at a meeting.

Special Shareholder Meetings

Minnesota law provides that a special meeting of shareholders may be called at any time by the chief executive officer, the chief financial officer, by two or more directors, by a person authorized in the articles of incorporation or bylaws of the corporation, or by shareholders holding 10% or more of the voting power of all shares entitled to vote (except that a special meeting called by shareholders for the purpose of considering any action to directly or indirectly facilitate or effect a business combination may only be called by 25% or more of the voting power of all shares entitled to vote). Business conducted at a special meeting of shareholders is limited to the business specified in the meeting notice.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Our by-laws provide for an advance-notice procedure for the nomination, other than by or at the direction of the board of directors, of candidates for election as directors as well as for other shareholder proposals to be considered at annual meetings of shareholders. In general, notice of intent to nominate a director or raise matters at such meetings will have to be received by us not less than 90 days prior to the date fixed for the annual meeting, and must contain certain information concerning the persons to be nominated or the matters to be brought before the meeting and concerning the shareholders submitting the proposal.

Shareholder Action by Written Consent

Minnesota law permits shareholders to act in lieu of a meeting only by the unanimous written consent of all shareholders.

Amendment of Articles of Incorporation

A resolution to amend our articles of incorporation may be brought by a majority of the board of directors or by shareholders holding 3% or more of the voting power of all voting shares. An amendment to the articles of incorporation must be approved by the affirmative vote of a majority of the voting power of the shares present and entitled to vote on the matter at a meeting of shareholders at which a quorum is present.

Amendment of By-Laws

The power to adopt, amend, or repeal our by-laws generally is vested in our board of directors. The power of our board of directors is subject to the right of shareholders holding 3% or more of the voting power of our outstanding shares to propose a resolution to adopt, amend, or repeal the bylaws, which must be approved by the affirmative vote of the holders of a majority of the shares present and entitled to vote at a meeting at which a quorum is present. Only the shareholders may adopt, amend, or repeal by-laws fixing a quorum for meetings of shareholders, prescribing procedures for removing directors or filling vacancies in the board of directors, or fixing the number of directors or their classifications, qualifications or terms of office.

Indemnification of Officers and Directors

Minnesota law generally requires that a corporation must indemnify an officer or director who is threatened to be made a party to a proceeding by reason of his or her official capacity against judgments, penalties, fines and expenses in connection with the proceeding, if the following criteria are met:

•	the person has not been indemnified by another organization for the same judgments, penalties, fines and expenses;

•	the person has acted in good faith;

•	no improper personal benefit was obtained by the person;

•	in the case of a criminal proceeding, the person had no reasonable cause to believe that the conduct was unlawful; and

•	the person has acted in a manner he or she reasonably believed was in the best interest of the corporation.

In addition, Minnesota law requires the advancement of expenses in certain instances.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, indemnification for liabilities under the Securities Act is against public policy and is unenforceable.

Limitation of Liability of Directors

Our articles of incorporation provide that, to the fullest extent permitted by Minnesota law, directors shall have no personal liability to either us or our shareholders for monetary damages for breach of fiduciary duty. Minnesota law prohibits this limitation of liability of directors in respect of:

•	a breach of the director’s duty of loyalty to the corporation or its shareholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	payment of unlawful dividends or unlawful stock purchases or redemptions;

•	any transaction in which the director derived an improper personal benefit;

•	certain violations of the Minnesota securities laws; and

•	any act or omission occurring prior to the date when the provision in the articles of incorporation eliminating or limiting liability becomes effective.

Transfer Agent and Registrar

Wells Fargo Shareowner Services has been appointed as the transfer agent and registrar for our common stock.

Listing

We have applied to list our shares of common stock on the New York Stock Exchange under the symbol “EMP.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

On November 24, 2003, we entered into a senior secured credit facility with a syndicate of financial institutions and institutional lenders. JPMorgan Chase Bank, a lender under our senior secured credit facility, is an affiliate of JP Morgan Securities Inc., who is acting as an underwriter in this offering. In addition, an affiliate of Lehman Brothers Inc., who is also acting as an underwriter in this offering, holds an unfunded position in our revolving credit facility. Set forth below is a summary of the terms of our senior secured credit facility. This summary is not a complete description of all of the terms of the agreements.

General

Our senior secured credit facility provides for senior secured financing of up to $190.0 million and consists of a $165.0 million term loan facility drawn in full in November 2003 that matures in November 2009 and a $25.0 million revolving credit facility that expires in November 2008. As of June 30, 2004, there was approximately $159.6 million outstanding under our term loan facility and no amount outstanding under our revolving credit facility. We intend to use the $20.6 million of net proceeds from this offering to repay a portion of our borrowings under the term loan facility. All borrowings are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

Interest and Fees

The interest rates per annum applicable to our term loan facility are, at our option, the Base Rate or Eurodollar Rate plus, in each case, an applicable margin. The Base Rate is a fluctuating interest rate equal to the higher of the prime rate of interest per annum publicly announced from time to time by JPMorgan Chase Bank as its prime rate in effect at its principal office in New York City, and the federal funds effective rate plus 0.50%. The Eurodollar Rate is, for each day during each interest period, equal to the rate per annum for a period of time equal to such interest period, given for deposits in dollars appearing on Page 3750 of the Telerate screen as of 11:00 A.M., London time, two business days prior to the beginning of such interest period.

The “applicable margin” added to either the Base Rate or Eurodollar Rate loan is the rate per annum set forth in the following table:

	Base Rate Loans	Eurodollar Rate Loans
Revolving credit facility	1.50%	2.50%
Term loan facility	2.00%	3.00%

However, in the future, the applicable margin will be determined based on our consolidated total leverage ratio and can range from 1.00% to 3.00%.

Our effective interest rate as of June 30, 2004 was 4.30%. In addition, we are required to pay to the lenders under the revolving credit facility a commitment fee in respect of the unused commitments at a per annum rate of 0.50%. Our senior secured credit facility requires us to use derivative financial instruments to hedge our interest rate risk on at least 40% of the outstanding indebtedness under the term loan facility until March 2006.

Prepayments

Subject to certain exceptions, the term loan facility must be prepaid with 100% of the net proceeds of certain asset sales or dispositions, certain indebtedness, insurance recovery and condemnation events, 50% of the net proceeds of certain equity sales or issuances, and a percentage of excess cash flow.

Voluntary prepayments of loans under our senior secured credit facility and voluntary reductions in the unused commitments under the revolving credit facility are permitted in whole or in part, in minimum amounts and subject to certain other limitations as set forth in the senior secured credit agreement.

Amortization of Principal

The term loan facility amortizes in scheduled quarterly payments of $412,500 aggregating to 1% of its initial principal amount in each of the years from 2004 through 2008 and 94% of its initial principal amount in equal quarterly payments of $39,187,500 in 2009.

Collateral and Guarantees

Substantially all of our tangible and intangible assets (including, without limitation, intellectual property, material owned real property and all of the capital stock of each of our direct and indirect domestic subsidiaries and two-thirds of the capital stock of certain of their first-tier foreign subsidiaries) secure the domestic guarantees and our obligations under our senior secured credit facility. Our obligations under our senior secured credit facility are also guaranteed by substantially all of our domestic subsidiaries.

Covenants and Other Matters

Our senior secured credit facility requires us to comply with certain financial covenants, including a maximum total leverage ratio, a minimum net interest coverage ratio and a minimum fixed charge coverage ratio.

Our senior secured credit facility also includes certain negative covenants restricting or limiting our ability to, among other things:

•	declare dividends or redeem or repurchase capital stock;

•	prepay, redeem or purchase certain debt;

•	engage in sale leaseback transactions;

•	make loans or investments;

•	our subsidiaries’ ability to pay dividends or make other shareholder distributions;

•	guarantee or incur additional debt;

•	amend or otherwise alter terms of certain debt;

•	make capital expenditures;

•	engage in mergers, acquisitions or other business combinations;

•	sell assets;

•	change our fiscal reporting periods;

•	our ability to grant liens on our properties;

•	transact with affiliates; and

•	alter the business we conduct.

Our senior secured credit facility also contains certain customary representations and warranties, affirmative covenants and events of default, including change of control, cross-defaults to other debt and material judgments.

As of June 30, 2004, we were in compliance with all material financial covenants and other requirements set forth in our senior secured credit facility.

Amendment to Senior Secured Credit Facility

We are currently seeking an amendment to our senior secured credit facility to provide for the following changes:

•	a reduction of the “applicable margin” for Base Rate and Eurodollar Rate loans under our term loan facility to 1.25% and 2.25%, respectively;

•	the elimination of the current pricing grid in place for our term loan facility to provide for a single stepdown in pricing under our term loan facility by 0.25% in the event we are able to meet certain leverage ratio or senior secured credit ratings requirements; and

•	the extension of the maturity date under our term loan facility to September 30, 2010.

This amendment will become effective when we have received consent from each lender under our term loan facility as well as lenders holding a majority of all loans and commitments under our senior secured credit facility.

UNITED STATES FEDERAL INCOME TAX

CONSEQUENCES TO NON-UNITED STATES HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. This summary is applicable only to non-U.S. holders who hold our common stock as a capital asset (generally, an asset held for investment purposes). We have not sought any ruling from the Internal Revenue Service (the “IRS”), with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	“controlled foreign corporations,” “passive foreign corporations,” “foreign personal holding companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	U.S. expatriates or former long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are a holder that, for U.S. federal income tax purposes, is not a U.S. person. For purposes of this discussion, you are a U.S. person if you are:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for U.S. tax purposes or a partnership or entity taxable as a partnership for U.S. tax purposes created or organized in or under the laws of the United States or of any state therein the District of Columbia, unless in the case of a partnership, U.S. Treasury regulations provide otherwise;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) which has made an election to be treated as a U.S. person.

Distributions

If distributions are made on shares of our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, are attributable to a U.S. permanent establishment maintained by you) are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment maintained by you);

•	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes (a “USRPHC”) at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses. You should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in your country of residence.

Payments of dividends made to you will not be subject to backup withholding if you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding at a rate of up to 31% may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Payments of the proceeds from a disposition of our common stock effected outside the United States by a non-U.S. holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to such a payment if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period, or a foreign partnership with certain connections with the United States, unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

Payments of the proceeds from a disposition of our common stock by a non-U.S. holder made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

SHARES ELIGIBLE FOR FUTURE SALE

Since September 1999, there has not been any public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that these sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon the closing of this offering, we will have outstanding an aggregate of 18,399,158 shares of common stock. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates,” as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining shares of common stock will be deemed “restricted securities” as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) or Rule 701 under the Securities Act, which we summarize below.

Subject to the lock-up agreements described below, the employee shareholders agreements and the provisions of Rules 144 and 144(k), 328,026 additional shares of our common stock will be available for sale in the public market 90 days after the date of this prospectus under exemptions from registration requirements pursuant to Section 701 of the Securities Act.

Carlyle, which will beneficially own 49.7% of our shares, or 43.4% if the underwriters excise their over-allotment option in full, and GE Capital, which will own 4.5% of our shares, or 3.9% if the underwriters exercise their over-allotment option in full, upon the completion of this offering, each have the ability to cause us to register the resale of its shares.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 183,992 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares of our common stock from us pursuant to options granted prior to the completion of this offering under our existing stock option plans or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Lock-Up Agreements

All of our executive officers, directors and existing shareholders holding 58.2% of our common stock immediately following this offering (on a fully diluted basis) have entered into lock-up agreements under which they agreed, subject to limited exceptions not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc. and JP Morgan Securities Inc., on behalf of the underwriters. The limited exceptions to the lock-up agreements include: (i) transfers to family members or affiliates for estate planning purposes if the transferee agrees in writing to be subject to the terms of the lock-up agreement and such transfer does not require the transferee to make a filing under Section 16 of the Securities and Exchange Act of 1934; or (ii) exercise of any options or warrants provided that any shares so issued are also subject to the lock-up agreement. Notwithstanding the foregoing, in the event that either (1) during the last 17 days of the 180-day “lock-up” period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Registration of Shares under Stock Option Plans

Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering approximately 3,697,666 shares of common stock issued or issuable upon the exercise of stock options, subject to outstanding options or reserved for issuance under our stock benefit plans. Accordingly, shares registered under the registration statement will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions or the contractual restrictions described above. See “Management—1999 Stock Option Plan” and “Management—2004 Equity Incentive Plan.”

UNDERWRITING

Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement relating to this prospectus, each of Lehman Brothers Inc., JP Morgan Securities Inc., Deutsche Bank Securities Inc. and Piper Jaffray & Co. has severally agreed to purchase from us and the selling shareholders the respective number of shares of common stock opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.
JP Morgan Securities Inc.
Deutsche Bank Securities Inc.
Piper Jaffray & Co.

Total	8,400,000

The underwriting agreement provides that the underwriters’ obligations to purchase shares of our common stock in this offering depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of our common stock, if any of the shares are purchased (other than those shares subject to the underwriters’ over-allotment option, until that option is exercised);

•	if an underwriter defaults, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated;

•	the representations and warranties made by us and the selling shareholders to the underwriters are true;

•	there is no material change in the financial markets; and

•	we and the selling shareholders deliver customary closing documents to the underwriters.

Over-Allotment Option

Certain of the selling shareholders have granted the underwriters a 30-day option after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 1,260,000 shares at the public offering price less underwriting discounts and commissions. This option may be exercised to cover over-allotments, if any, made in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares proportionate to the underwriter’s initial commitment as indicated in the preceding table, and the selling shareholders will be obligated, pursuant to the option, to sell these shares to the underwriters.

Commissions and Expenses

The underwriters have advised us that the underwriters propose to offer shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, who may include the underwriters, at such offering price less a selling concession not in excess of $         per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $         per share to other dealers. After this offering, the underwriters may change the public offering price and other offering terms.

The following table summarizes the underwriting discounts and commissions we and the selling shareholders will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to 1,260,000 additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay us and the selling shareholders for the shares.

	No Exercise	Full Exercise
Empi, Inc.:
Per share	$	$
Total	$	$
Selling shareholders:
Per share	$	$
Total	$	$

We estimate that the expenses of this offering, excluding underwriting discounts and commissions paid by us and the selling shareholders, will be approximately $1.5 million. We have agreed to pay expenses incurred by the selling shareholders in connection with this offering, other than the underwriting discounts and commissions.

Listing

We have applied to list our common stock on the New York Stock Exchange under the symbol “EMP.” In connection with that listing, the underwriters have undertaken to sell the minimum number of shares to the minimum number of beneficial owners necessary to meet the New York Stock Exchange listing requirements.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:

•	Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by either exercising its over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, which is called a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in this offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we, the selling shareholders nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we, the selling shareholders nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Lock-Up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Lehman Brothers Inc. and JP Morgan Securities Inc., on behalf of the underwriters for a period of 180 days after the date of this prospectus, except pursuant to the exercise of options outstanding on the date hereof, grants of employee stock options pursuant to the terms of a plan in effect on the date hereof, issuances pursuant to the exercise of such options, the filing of registration statements on Form S-8 and amendments thereto in connection with those stock options or our employee stock purchase plans in existence on the date hereof and the issuance of shares or options in acquisitions in which the acquirer of such shares agrees to the foregoing restrictions.

Our executive officers, directors and our existing shareholders holding substantially all of our common stock have entered into lock-up agreements under which they agreed, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, including by way of any hedging or derivatives transaction, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc. and JP Morgan Securities Inc., on behalf of the underwriters.

Notwithstanding the foregoing, in the event that either (1) during the last 17 days of the 180-day “lock-up” period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Indemnification

We and the selling shareholders have agreed to indemnify the underwriters against liabilities relating to this offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to 420,000 shares offered hereby for officers, directors, employees and certain other persons associated with us. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

Stamp Taxes

Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters and/or one or more of the selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter or the particular selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us and the selling shareholders to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on the underwriters’ or any selling group member’s web site and any information contained in any other web site maintained by the underwriter or any selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Our Relationships with the Underwriters

Certain of the underwriters and their respective affiliates have performed and expect to continue to perform financial advisory and investment and commercial banking services for us for which they have received and will receive customary compensation. JPMorgan Chase Bank, an affiliate of JP Morgan Securities Inc., is a lender under our term loan facility. A portion of the proceeds from this offering will be used to repay borrowings under our term loan facility. Lehman Brothers Commercial Paper Inc., an affiliate of Lehman Brothers Inc., provides an unfunded commitment under our revolving credit facility. As of the date of this prospectus, there are no borrowings outstanding under our revolving credit facility. Because more than 10% of the net proceeds of this offering will be paid to affiliates of the underwriters, this offering is being conducted pursuant to Conduct Rule 2710(h) of the National Association of Securities Dealers, Inc. (“NASD”). That rule requires that the price at which shares of our common stock are to be distributed to the public can be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. Lehman Brothers Inc. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of the registration statement of which this prospectus is a part.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts without the prior written approval of the customer.

NOTICE TO CANADIAN INVESTORS

Offers and Sales in Canada

This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

This prospectus is for the confidential use of only those persons to whom it is delivered by the underwriters in connection with the offering of the shares into Canada. The underwriters reserve the right to reject all or part of any offer to purchase shares for any reason or allocate to any purchaser less than all of the shares for which it has subscribed.

Responsibility

Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty, or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any underwriter or dealer as to the accuracy or completeness of the information contained in this prospectus or any other information provided by us or the selling shareholders in connection with the offering of the shares into Canada.

Resale Restrictions

The distribution of the shares in Canada is being made on a private placement basis only and is exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the shares must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

Each Canadian investor who purchases shares will be deemed to have represented to us, the selling shareholders, the underwriters and any dealer who sells shares to such purchaser that: (i) the offering of the shares was not made through an advertisement of the shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (ii) such purchaser has reviewed the terms referred to above under “Resale Restrictions” above; (iii) where required by law, such purchaser is purchasing as principal for its own account and not as agent; and (iv) such purchaser or any ultimate purchaser for which such purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase such shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (a) in the case of a purchaser located in a province other than Ontario and Newfoundland and Labrador, without the dealer having to be registered, (b) in the case of a purchaser located in a province other than Ontario or Québec, such purchaser is an “accredited investor” as defined in section 1.1 of Multilateral Instrument 45-103—Capital Raising Exemptions, (c) in the case of a purchaser located in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is an “accredited investor”, other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501—Exempt Distributions and is a person to which a dealer registered as an international dealer in Ontario may sell shares, and (d) in the case of a purchaser located in Québec, such purchaser is a “sophisticated purchaser” within the meaning of section 44 or 45 of the Securities Act (Québec).

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares. Canadian purchasers of shares should consult their own legal and tax advisers with respect to the tax consequences of an investment in the shares in their particular circumstances and with respect to the eligibility of the shares for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission (Ontario)

Securities legislation in Ontario provides that every purchaser of shares pursuant to this prospectus shall have a statutory right of action for damages or rescission against us and any selling shareholder in the event this prospectus contains a misrepresentation as defined in the Securities Act (Ontario). Ontario purchasers who purchase shares offered by this prospectus during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against us and any selling shareholder on whose behalf the distribution is made shall have no right of action for damages against us or the selling shareholders. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them.

The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defenses on which we and the selling shareholders may rely. The enforceability of these rights may be limited as described herein under “Enforcement of Legal Rights.”

The rights of action discussed above will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant dealer of the purchase price for the shares. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors in other Canadian provinces.

Enforcement of Legal Rights

We are organized under the laws of the State of Minnesota in the United States of America. All, or substantially all, of our directors and officers, as well as of the selling shareholders and the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets and the assets of such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or such persons in Canada or to enforce a judgment obtained in Canadian courts against us or such persons outside of Canada.

Language of Documents

Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, vous confirmez par les présentes que vous avez expressément exigé que tous les documents faisant foi ou se rappportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by our counsel, Faegre & Benson LLP. Certain other legal matters in connection with the issuance of our common stock to be sold in this offering will be passed upon for us by Latham & Watkins LLP, Washington, D.C. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements of Empi, Inc. at December 31, 2003 and 2002, and for each of the years then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Empi, Inc. for the year ended December 31, 2001, appearing in this prospectus and registration statement, were audited by Arthur Andersen LLP. After reasonable efforts, Empi, Inc. has not been able to obtain the consent of Arthur Andersen LLP to the incorporation by reference into such this registration statement of Arthur Andersen LLP’s audit report regarding such financial statements. Accordingly, Arthur Andersen LLP will not be liable to investors under Section 11(a) of the Securities Act because it has not consented to being named as an expert in this registration statement. Therefore, such lack of consent may limit the recovery by investors from Arthur Andersen LLP.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes provisions that we consider material of certain contracts and other documents to which we refer you. Because the summaries may not contain all of the information that you may find important, you should review the full text of those documents. We have included copies of those documents as exhibits to the registration statement.

The registration statement and the exhibits thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC’s Public Reference Room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed by us with the SEC are also available at the SEC’s Internet site at http://www.sec.gov. You may request copies of the filing, at no cost, by telephone at (651) 415-9000 or by mail at Empi, Inc., 599 Cardigan Road, St. Paul, MN 55126.

As a result of this offering, we and our shareholders will become subject to the proxy solicitation rules, annual and periodic reporting requirements, restrictions of stock purchases and sales by affiliates and other requirements of the Exchange Act. We will furnish our shareholders with annual reports containing audited financial statements certified by independent auditors and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

INDEX TO FINANCIAL STATEMENTS

EMPI, INC.

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm	F-2

Report of Arthur Andersen LLP, Independent Public Accountants	F-3

Consolidated Balance Sheets as of June 30, 2004, December 31, 2003 and 2002	F-4

Consolidated Statements of Income for the six months ended June 30, 2004 and the years ended December 31, 2003, 2002 and 2001	F-5

Consolidated Statements of Shareholders’ Deficit and Comprehensive Earnings for the six months ended June 30, 2004 and the years ended December 31, 2003, 2002 and 2001	F-6

Consolidated Statements of Cash Flows for the six months ended June 30, 2004 and the years ended December 31, 2003, 2002 and 2001	F-7

Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Empi, Inc.

We have audited the accompanying consolidated balance sheets of Empi, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Empi, Inc. and Subsidiaries for the year ended December 31, 2001, were audited by other auditors who have ceased operations and whose report dated March 21, 2002 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Empi, Inc. and Subsidiaries at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (Statement) No. 142, “Goodwill and Other Intangible Assets.”

As discussed above, the consolidated financial statements of Empi, Inc. and Subsidiaries as of December 31, 2001 and for the year then ended, were audited by other auditors who have ceased operations. These consolidated financial statements have been revised to include the transitional disclosures required by Statement No. 142, which was adopted as of January 1, 2002, as described in Note 2, and the disclosures required by Statement No. 128, “Earnings per Share” and Statement No. 131, “Disclosures about Segments of an Enterprise and Related Information.” Our audit procedures with respect to the disclosures with respect to 2001 included: (a) for Statement 142, agreeing the previously reported net income to the previously issued financial statements and the adjustments to amortization to the Company’s underlying records obtained from management, and testing the mathematical accuracy of the reconciliation presented; (b) for Statement 128, testing the calculation of both basic and diluted weighted-average shares outstanding and testing the mathematical accuracy of the reconciliation the weighted-average share calculation and the basic and diluted earnings per share calculations, and (c) for Statement 131, agreeing that the net revenues by geographic location and by product to the Company’s underlying records obtained from management and testing the mathematical accuracy of the reconciliations of net revenue by geographic location and by product to the consolidated financial statements. In our opinion, the disclosures for 2001 related to Statements No. 142, 128 and 131 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the fiscal year 2001 consolidated financial statements of Empi, Inc. and Subsidiaries other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the fiscal year 2001 consolidated financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

February 27, 2004, except as to Note 13, as to which the

date is July 15, 2004

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Empi, Inc.:

We have audited the accompanying consolidated balance sheets of Empi, Inc. and Subsidiaries (a Minnesota corporation) as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Empi, Inc. and Subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Minneapolis, Minnesota

March 21, 2002

NOTE: In accordance with Rule 2-02 of Regulation S-X, the report above is a copy of a report previously issued by Arthur Andersen LLP (“Andersen”), which report has not been reissued by Andersen. The Company has been unable to obtain the consent of Andersen to the inclusion of this report in this Form 10-K and in reliance upon Rule 437a under the Securities Exchange Act of 1934, as amended (the “Securities Act”) has not filed such consent with this Form S-1. Because we have not been able to obtain Andersen’s consent, you may not be able to recover against Andersen under Section 11 of the Securities Act for any untrue statements of a material fact contained in the Company’s financial statements audited by Andersen or any omission to state a material fact required to be stated therein. Certain financial information for the year in ended December 31, 2001 was not reviewed by Andersen and includes: (i) reclassifications to conform to our 2003 and 2002 financial statement presentation and (ii) reclassifications and additional disclosures to conform with new accounting pronouncements.

Empi, Inc. and Subsidiaries

Consolidated Balance Sheets

(In Thousands)

	June 30,	December 31,
	2004	2003	2002
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$10,417	$3,115	$6,732
Accounts receivable, net of allowances of $11,829, $13,404 and $12,976, respectively	35,601	36,369	37,919
Inventories	14,799	13,808	12,902
Deferred income taxes	4,837	5,213	5,041
Other current assets	1,716	1,411	1,704

Total current assets	67,370	59,916	64,298
Property, plant and equipment, net	12,908	13,393	12,294
Deferred financing costs, net of accumulated amortization of $421, $60 and $2,376, respectively	3,905	4,266	1,660
Goodwill	28,464	29,320	24,792
Deferred income taxes	—	—	596
Other assets, net of accumulated amortization of $726, $711 and $674, respectively	1,039	757	714

Total assets	$113,686	$107,652	$104,354

Liabilities and shareholders’ deficit
Current liabilities:
Current portion of long-term debt	$42	$1,718	$10,481
Accounts payable	6,335	5,039	6,191
Accrued compensation	4,599	3,359	3,486
Income taxes payable	4,056	1,317	1,170
Interest payable	680	874	850
Commissions payable	983	963	1,112
Other current liabilities	2,699	3,421	4,555

Total current liabilities	19,394	16,691	27,845
Deferred income taxes	1,503	1,761	—
Other long-term liabilities	—	228	535
Long-term debt, less current portion	160,605	164,381	110,876
Minority interest	618	554	348
Shareholders’ deficit:
Common stock, $0.01 par value:	166	166	166
Authorized shares—26,783
Issued and outstanding shares—16,582
Additional paid-in capital	(132,532)	(132,532)	(132,532)
Retained earnings	59,686	51,336	96,066
Accumulated other comprehensive gain (loss):
Foreign currency translation	5,146	6,193	2,366
Unrealized gain (loss) on derivatives	85	(141)	(331)
Officers’ stock notes receivable	(985)	(985)	(985)

Total shareholders’ deficit	(68,434)	(75,963)	(35,250)

Total liabilities and shareholders’ deficit	$113,686	$107,652	$104,354

See accompanying notes.

Empi, Inc. and Subsidiaries

Consolidated Statements of Income

(In Thousands, Except Per Share Data)

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)
Net revenues	$79,729	$73,197	$150,525	$135,586	$121,555
Cost of goods sold	28,656	24,704	51,946	42,024	36,180

Gross profit	51,073	48,493	98,579	93,562	85,375

Operating expenses:
Selling, general, and administrative	32,070	29,506	58,831	53,071	56,491
Research and development	1,262	1,330	2,409	2,131	2,874
Recapitalization expense	—	—	5,408	—	—

Total operating expenses	33,332	30,836	66,648	55,202	59,365

Earnings from operations	17,741	17,657	31,931	38,360	26,010

Other income (expense):
Interest income	17	—	164	195	305
Interest expense	(4,048)	(3,999)	(7,994)	(8,781)	(11,040)
Other	(243)	(114)	(2,511)	(1,176)	(646)

Total other expense	(4,274)	(4,113)	(10,341)	(9,762)	(11,381)

Earnings before income taxes	13,467	13,544	21,590	28,598	14,629

Income tax expense	(5,032)	(4,576)	(8,180)	(9,605)	(7,896)
Minority interest	(85)	(49)	(127)	(66)	805

Net earnings	$8,350	$8,919	$13,283	$18,927	$7,538

Net earnings per share:
Basic	$0.50	$0.54	$0.80	$1.14	$0.45

Diluted	$0.47	$0.50	$0.75	$1.14	$0.45

Weighted-average shares outstanding:
Basic	16,582	16,582	16,582	16,582	16,582

Diluted	17,940	17,841	17,819	16,660	16,660

See accompanying notes.

Empi, Inc. and Subsidiaries

Consolidated Statements of Shareholders’ Deficit and Comprehensive Earnings

(In Thousands)

	Common Stock		Additional Paid-In Capital	Officers’ Stock Notes Receivable	Retained Earnings	Accumulated Other Comprehensive (Loss) Gain	Total	Comprehensive Earnings
	Shares	Amount
Balance at December 31, 2000	16,582	$166	$(132,532)	$(985)	$69,818	$(170)	$(63,703)	$—
Net earnings	—	—	—	—	7,538	—	7,538	7,538
Dividend	—	—	—	—	(217)	—	(217)	—
Unrealized holding loss on derivatives, net of tax	—	—	—	—	—	(385)	(385)	(385)

Currency translation adjustments, net of tax	—	—	—	—	—	(538)	(538)	(538)

Balance at December 31, 2001	16,582	166	(132,532)	(985)	77,139	(1,093)	(57,305)	$6,615

Net earnings	—	—	—	—	18,927	—	18,927	$18,927
Unrealized holding gains on derivatives, net of tax	—	—	—	—	—	54	54	54
Currency translation adjustments, net of tax	—	—	—	—	—	3,074	3,074	3,074

Balance at December 31, 2002	16,582	166	(132,532)	(985)	96,066	2,035	(35,250)	$22,055

Net earnings	—	—	—	—	13,283	—	13,283	$13,283
Dividend	—	—	—	—	(58,013)	—	(58,013)
Unrealized holding gains on derivatives, net of tax	—	—	—	—	—	190	190	190
Currency translation adjustments, net of tax	—	—	—	—	—	3,827	3,827	3,827

Balance at December 31, 2003	16,582	166	(132,532)	(985)	51,336	6,052	(75,963)	17,300
Net earnings (unaudited)	—	—	—	—	8,350	—	8,350	8,350
Unrealized holding gains on derivatives, net of tax (unaudited)	—	—	—	—	—	226	226	226
Currency translation adjustments, net of tax (unaudited)	—	—	—	—	—	(1,047)	(1,047)	(1,047)

Balance at June 30, 2004 (unaudited)	16,582	$166	$(132,532)	$(985)	$59,686	$5,231	$(68,434)	$7,529

See accompanying notes.

Empi, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In Thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)
Operating activities
Net earnings	$8,350	$8,919	$13,283	$18,927	$7,538
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	2,442	2,071	4,221	2,937	2,890
Amortization	—	—	37	57	5,725
Write-off of deferred financing costs	—	—	998	—	—
Deferred tax provision	1,595	245	(279)	(148)	(1,300)
Amortization of deferred financing costs	360	361	722	722	722
Minority interest	(86)	49	127	66	(934)
Changes in operating assets and liabilities:
Accounts receivable	431	4,495	2,596	(74)	(3,854)
Inventories	(1,093)	330	(930)	(260)	360
Accounts payable and accrued expenses	2,688	(1,948)	(1,136)	(688)	1,227
Interest payable	(63)	(135)	(302)	—	(36)
Income taxes payable	2,813	1,840	17	(295)	(55)
Other	(1,087)	(1,145)	(1,784)	(174)	(762)

Net cash provided by operating activities	16,350	15,082	17,570	21,070	11,521

Investing activities
Changes to other assets	(392)	(451)	116	(240)	2,091
Payments for acquisitions, net of cash acquired	—	—	(467)	(14,498)	—
Purchase of property, plant and equipment	(2,266)	(2,404)	(3,900)	(6,467)	(3,706)

Net cash used in investing activities	(2,658)	(2,855)	(4,251)	(21,205)	(1,615)

Financing activities
Borrowings on long-term debt	—	—	165,000	14,000	2,598
Payments on long-term debt	(5,446)	(9,206)	(120,240)	(13,681)	(7,250)
Debt issuance costs	—	—	(4,326)	—	—
Dividends	—	—	(58,013)	—	(217)

Net cash (used in) provided by financing activities	(5,446)	(9,206)	(17,579)	319	(4,869)

Net (decrease) increase in cash and cash equivalents	8,246	3,021	(4,260)	184	5,037
Effect of exchange rate changes on cash	(944)	105	643	479	(871)
Cash and cash equivalents, beginning of year	3,115	6,732	6,732	6,069	1,903

Cash and cash equivalents, end of year	$10,417	$9,858	$3,115	$6,732	$6,069

Supplemental cash flow information
Cash paid during the year for:
Interest	$3,677	$3,369	$7,752	$8,190	$10,340

Income taxes	$1,464	$3,885	$7,997	$10,638	$8,243

Noncash investing and financing activities:
Increase (decrease) in fair value of cash flow hedges	$365	$—	$307	$86	$(621)

Estimated fair value of net assets acquired	$—	$—	$—	$2,534	$—
Cash paid	—	—	—	(1,534)	—

Liability created during acquisition	$—	$—	$—	$1,000	$—

See accompanying notes.

Empi, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1.    Nature of Business

Empi, Inc. and Subsidiaries (the Company) is a leading medical device company focused on products used for pain management, orthopedic rehabilitation and physical therapy. The Company develops, manufactures, markets and distributes a diverse range of non-invasive medical devices and related accessories that are primarily used by patients for at-home therapy. The Company also provides physical therapy equipment and supplies to physicians, physical therapists and other healthcare professionals for use in their clinics. The primary markets for the Company’s products are the United States and Europe. The Company also does a small percentage, less than 1%, of business in Canada and Asia.

In August 1999, the Company merged with MPI Holdings, L.L.C., a newly formed affiliate of The Carlyle Group. The Company was the surviving entity of the merger. The merger was accounted for as a recapitalization. The Company’s existing shareholders received cash for their shares of common stock. The aggregate amount paid to effect the merger was approximately $164.3 million. The net proceeds of $25.5 million from the issuance of senior subordinated notes, initial borrowings of $85.0 million under a credit facility and the proceeds of $60.0 million from the investments of Carlyle and GE Capital Equity Investments, Inc., GE Capital, were used to fund the cash payments required to effect the merger and to pay merger related expenses. Upon consummation of the merger, Carlyle and GE Capital beneficially owned 91.67% and 8.33%, respectively, of the Company’s $0.01 par value common stock.

On November 24, 2003, the Company consummated a $169.4 million recapitalization. As a result of the recapitalization, the Company entered into a senior secured credit facility consisting of a $165.0 million six-year term loan facility and a $25.0 million five-year revolving credit facility. The proceeds from the term loan facility and $4.4 million of cash on hand were used as follows: (1) repayment of principal and interest on the Company’s existing credit facility in the amount of $75.0 million; (2) repayment of $27.3 million for principal and interest on senior subordinated debt; (3) $58.0 million in dividends to shareholders; (4) $5.4 million in recapitalization expenses, consisting of $5.1 million in special management bonuses and $0.3 million of other expenses; and (5) $4.3 million in fees related to the recapitalization which have been capitalized as deferred financing costs. Approximately $0.6 million of the recapitalization expenses were accrued at December 31, 2003.

2.    Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Empi and all subsidiaries in which it holds a controlling interest. The minority interest as of December 31, 2003 and December 31, 2002 represents the 50% separate ownership of Medireha GmbH. For 2001, the minority interest represents the 23% separate ownership of Empi Germany, a subsidiary of Empi Europe, and the 50% separate ownership of Medireha. All material inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The most significant management estimates used in the preparation of the financial statements are associated with the reserves established for sales allowances, product returns, rental credits, uncollectible accounts receivable, lost consignment inventory and inventory obsolescence.

Reclassification

Certain prior year items have been reclassified to conform to the current year presentation.

Empi, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The Company has reclassified to net revenues amounts billed to customers related to shipping and handling activities that had been recorded previously in cost of goods sold. The effect of the reclassification increased cost of goods sold by $2,883,000, $1,984,000 and $1,726,000 for the years ended December 31, 2003, 2002 and 2001, respectively, and reduced selling, general and administrative expenses by $345,000 for the year ended December 31, 2001.

In addition, the Company has reclassified to net revenues certain contractual allowances that had been recorded previously as selling, general and administrative expenses. The effect of this reclassification decreased both net revenues and selling, general and administrative expenses by $2,655,000, $3,276,000 and $717,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

Revenue Recognition

The Company derives revenues from its wholesale and retail businesses. The wholesale business involves the sale of devices and medical supplies to clinics, hospitals, large buying groups or distributors. The retail business involves providing its products to patients for rent or purchase, the sale of accessories to patients for the ongoing use of such products and billing of the patient’s insurance provider for the products or accessories.

The Company recognizes revenue in accordance with Staff Accounting Bulletin (SAB) No. 101, as amended by SAB No. 104, when each of the following four conditions are met: 1) a contract or sales arrangement exists; 2) products have been shipped and title has transferred or services have been rendered; 3) the price of the products or services is fixed or determinable; and 4) collectibility is reasonably assured. Accordingly, the Company recognizes retail revenue, both rental and purchase, when products have been dispensed to the patient and the patient’s insurance has been verified. For retail products that are sold from inventories consigned at clinic locations, the Company recognizes revenue when it receives notice that the device has been prescribed and dispensed to the patient and the insurance has been verified or preauthorization from the insurance company has been obtained when required. The Company recognizes wholesale revenue when it ships its products to its wholesale customers.

The Company has established reserves to account for sales allowances, product returns and rental credits. Sales allowances generally result from agreements with certain insurance providers that permit reimbursement to the Company in amounts that are below the product’s invoice price. This reserve is provided for by reducing gross revenue by a portion of the amount invoiced at the time revenue is recognized. The Company estimates the amount of the reduction based upon historical experience and considers the impact of new contract terms or modifications of existing arrangements with insurance providers.

The product return reserve accounts for patient returns of products after purchase. This reserve is provided for at the time of sale by reducing gross revenue by an amount based on historical rate of returns.

Rental credits result when patients purchase products that they had previously rented. Many insurance providers require patients to rent devices for a period of one to three months prior to purchase. If the patient has a long-term need for the device, the insurance companies may authorize purchase of the device by these patients. When the device is purchased, most insurance providers require that rental payments previously made on the device be credited toward the purchase price. These credits are processed at the time the payment is received for the purchase of the device, which creates a time lag between billing of the purchase and processing of the rental credit. This reserve is provided for by reducing gross revenue over the rental period by our historical conversion rate of rentals to sales. The cost to refurbish rented products is expensed as incurred as part of cost of goods sold.

Empi, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

A change in the percentage of sales made pursuant to such contracts or a change in the number or type of products that are returned could cause the level of these reserves to vary in the future.

In addition to the reserves for sales allowances, returns and rental credits, the Company provides for uncollectible accounts receivable. These uncollectible accounts receivable are a result of non-payment from patients who have been direct billed for co-payments or deductibles; lack of appropriate insurance coverage; and disallowances of charges by third-party providers. The reserve is based on historical trends, current relationships with providers, and internal process improvements. If there were a change to a material insurance provider contract, a decline in the economic condition of patients or significant turnover of company personnel, the current level of the reserve for uncollectible accounts receivable may not be adequate and may result in an increase of these levels in the future.

Shipping and Handling Costs

Shipping and handling costs related to unit and supplies fulfillment services are included in cost of goods sold.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Fair Value Disclosure of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable and payables for which current carrying amounts are equal to or approximate fair market values. The fair value of long-term obligations is based on interest rates for the same or similar debt offered to the Company having the same or similar remaining maturities and collateral requirements and approximates carrying value.

Inventories

Inventories are valued at the lower of cost (first-in, first-out method) or market. Inventory balances were as follows:

	June 30,	December 31,
	2004	2003	2002
	(In Thousands)
Finished goods	$11,117	$10,279	$6,759
Work-in-process	652	419	356
Raw materials	3,030	3,110	5,787

	$14,779	$13,808	$12,902

Empi, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Property, Plant and Equipment

Property, plant and equipment are stated on the basis of cost. Depreciation and amortization of property, plant and equipment are computed on the straight-line basis over estimated useful lives of 25 years for building and leasehold improvements, 5 to 10 years for furniture and fixtures, 5 to 8 years for equipment and 3 years for computers. Property, plant and equipment balances were as follows at December 31:

	2003	2002
	(In Thousands)
Equipment and computers	$33,186	$31,809
Furniture and fixtures	8,611	4,667
Buildings and leasehold improvements	2,320	2,372

	44,117	38,848
Less accumulated depreciation	(30,724)	(26,554)

Net property, plant and equipment	$13,393	$12,294

Earnings Per Share

Basic earnings per share are computed using the weighted-average common shares outstanding. Diluted earnings per share are computed using the weighted-average common shares outstanding after adjusting for potential common shares from stock options. For all years presented, the reported net earnings were used when computing basic and diluted earnings per share. A reconciliation of the shares used in the computation is as follows:

	June 30,		December 31,
	2004	2003	2003	2002	2001
	(In Thousands)
Basic weighted-average shares outstanding	16,582	16,582	16,582	16,582	16,582
Dilutive potential common shares	1,358	1,259	1,237	78	78

Diluted weighted-average shares outstanding	17,940	17,841	17,819	16,660	16,660

Goodwill

Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets effective January 1, 2002. Under Statement 142, goodwill is no longer amortized, but is subject to annual impairment tests. Statement 142 requires that goodwill for each reporting unit be reviewed for impairment at least annually. In addition, upon adoption of Statement 142, the Company had to complete a transitional impairment test. This transitional impairment test completed in the first quarter of 2002, indicated no goodwill impairment. The Company has two reporting units at December 31, 2003, consisting of its U.S. and European operations. The Company tests goodwill for impairment using the two-step process prescribed in Statement 142. In the first step, the Company compares the fair value of each reporting unit, as computed primarily by present value cash flow calculations, to its book carrying value, including goodwill. If the fair value exceeds the carrying value, no further work is required and no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the Company would then complete step two in order to measure the impairment loss. In the second step, the Company would calculate

Empi, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in step 1). If the implied fair value of goodwill is less than the carrying value of goodwill, the Company would recognize an impairment loss equal to the difference.

During the fourth quarters of 2003 and 2002, management completed its annual goodwill review and did not identify any impairment to the carrying value.

Prior to 2002, goodwill was amortized over its useful life, ranging from 4 to 7 years, from the date of acquisition using the straight-line method.

The following table presents a reconciliation of reported net earnings to adjusted net earnings as if Statement 142 had been in effect as follows for the years ended December 31:

	2003	2002	2001
	(In Thousands, Except Per Share Data)
Reported net earnings	$13,283	$18,927	$7,538
Goodwill amortization	—	—	5,200

Adjusted net earnings	$13,283	$18,927	$12,738

Net earnings per share:
Basic—as reported	$.80	$1.14	$.45
Basic—pro forma	$.80	$1.14	$.77
Diluted—as reported	$.75	$1.14	$.45
Diluted—pro forma	$.75	$1.14	$.76

The changes in carrying amount of goodwill for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002
	(In Thousands)
Balance, beginning of year	$24,792	$16,736
Goodwill acquired during year	457	5,111
Effects of currency translation	4,071	2,945

Balance, end of year	$29,320	$24,792

Other Assets

Other assets consist primarily of interest receivable on the officers’ stock note receivable and patents. Patent costs are amortized using the straight-line method over the estimated useful life of the patent, ranging from 5 to 15 years.

Deferred Financing Costs

Deferred financing costs are the costs associated with acquiring debt, such as legal and underwriting fees. In November 2003, the Company entered into a new bank credit facility (see Note 4). In the course of securing the new credit facility, the Company incurred expenses of $4,326,000, which will be amortized over the life of the credit facility.

Empi, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

In 2003, the Company wrote-off $998,000 of deferred financing costs associated with the debt that was extinguished with the proceeds from the new senior secured credit facility.

Impairment of Long-Lived Assets

The Company periodically evaluates whether events and circumstances have occurred which may affect the estimated useful life or the recoverability of the remaining balance of its long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount and fair market value less costs to sell. As of December 31, 2003, the Company concluded there was no impairment of long-lived assets.

Stock-Based Compensation

At December 31, 2003, the Company has a stock-based employee compensation plan, which is described more fully in Note 6. The Company accounts for that plan under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net earnings for 2003, 2002 and 2001 as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings if the Company had applied the fair value recognition provision of FASB Statement 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(In Thousands, Except Per Share Data)
Net earnings, as reported	$8,350	$8,919	$13,283	$18,927	$7,538
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	(33)	(62)	(253)	(158)	(157)

Pro forma net earnings	$8,317	$8,857	$13,030	$18,769	$7,381

Net earnings per share:
Basic—as reported	$0.50	$0.54	$0.80	$1.14	$0.45
Basic—pro forma	$0.47	$0.53	$0.79	$1.13	$0.45
Diluted—as reported	$0.47	$0.50	$0.75	$1.14	$0.45
Diluted—pro forma	$0.46	$0.50	$0.73	$1.13	$0.44

The fair value of stock options used to compute the pro forma earnings disclosure, as prescribed by Statement 123, is the estimated present value at grant date using the minimum value model with the following assumptions for 2003, 2002 and 2001, respectively: dividend yield of 0%, risk-free interest rate of 3.44%, 3.08%, 4.09% and an expected life of five years. Nonpublic companies use the minimum value model where there is limited basis for determining the expected volatility of the stock price. Accordingly, no value has been assumed for volatility in determining the value of options issued. The fair value of options granted in 2003, 2002 and 2001, was $0.90, $0.53 and $0.68, respectively.

Empi, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Derivative Instruments and Hedging Activities

The Company adopted FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, as amended by FASB Statement 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities—an Amendment of FASB Statement 133, effective beginning fiscal year 2001. Statements 133 and 138 require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the hedged assets, liabilities, or firm commitments are recognized through earnings or in comprehensive earnings until the hedged items are recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings.

In January 2001, the Company entered into forward exchange contracts to mitigate potential foreign currency gains and losses relative to specific foreign currency transactions. The Company designated these contracts as cash flow hedges under Statements 133 and 138 at their inception. As of December 31, 2001, the Company had derivative-related balances totaling $621,000, representing the fair value of the forward exchange contracts, recorded in other current liabilities and $385,000 recorded in accumulated other comprehensive loss as a result of the implementation of Statements 133 and 138. The $385,000 recorded in other accumulated comprehensive gain (loss) as of December 31, 2001, was recognized as goodwill due to the payment of the Ormed earnout payable in January 2002, and the purchase of the remaining minority interest of Ormed in January 2002 (see Note 3).

In September 2002, the Company entered into interest rate cap contracts related to its term loan facility B (see Note 4). The Company designated these contracts as cash flow hedges under Statements 133 and 138 at their inception. The cap contracts limit the London Interbank Offered Rate (LIBOR) interest rate related to a portion of the Company’s term loan facility B to 3.5% through the maturity of the debt in September 2006. During November 2003, the Company refinanced its term loan facility B and elected to continue one interest rate cap contract. The unrealized gain on the interest rate cap contract at the time of the refinancing will be recognized in earnings over the interest period of the new debt. As of December 31, 2003 and 2002, the Company had derivative-related balances totaling $228,000 and $535,000, respectively, representing the fair value of interest rate cap contracts, recorded in long-term liabilities, and $141,000 and $331,000, respectively recorded in other comprehensive loss. The interest rate cap contract was designated as a cash flow hedge in relation to the new debt on the refinancing date. Any ineffectiveness subsequent to the refinancing transaction will be recognized in each subsequent reporting period.

During the first quarter the Company entered into a series of interest rate swap contracts related to its senior secured credit facility. The Company designated these contracts as cash flow hedges at their inception. These contracts limit the Company’s exposure to increasing LIBOR interest rates through March 31, 2006.

At June 30, 2004, the Company had derivative-related balances totaling $137,000, representing the fair value of these contracts, recorded in other long-term assets and $85,000 recorded in accumulated other comprehensive gain.

Foreign Currency Translation

Assets and liabilities of the Company’s foreign operations are translated using the year-end rates of exchange method. Results of operations are translated using the average rates prevailing throughout the period. Translation gains or losses are accumulated and excluded from results of operations and recorded as a separate component of shareholders’ deficit.

Empi, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Income Taxes

The Company accounts for income taxes following the provisions of FASB Statement 109, Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Interim Financial Data

The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2004 are not necessarily indicative or the results that may be expected for the year ending December 31, 2004.

Recent Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 requires companies to determine whether a financing or other arrangement constitutes a “variable interest entity.” If a company concludes that such an arrangement is a variable interest entity, the company must then evaluate whether it is the primary beneficiary. The primary beneficiary of a variable interest entity is required to consolidate the entity for financial statement purposes. Variable interest entities are those that: 1) have insufficient equity investment at risk to finance their activities without additional subordinated support or 2) lack essential characteristics of a controlling financial interest including, among others, the obligation to absorb expected losses, or the right to receive expected residual returns, of the entity. The primary beneficiary is the enterprise that is obligated to absorb the expected losses or has a right to receive the expected residual returns. FIN 46 was effective immediately for variable interest entities created, or in which the Company obtains an interest, after January 31, 2003. For all variable interest entities created on or before January 31, 2003, the FASB delayed the initial effective date of the provisions until the first reporting period that ends after December 15, 2003. The Company has determined that Medireha (see Note 3) qualifies as a variable interest entity and the Company’s Ormed subsidiary is its primary beneficiary. The adoption of FIN 46 will not have an effect on the Company since the Company already consolidates Medireha.

In May 2003, FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for issuer classification and measurement of certain financial instruments with characteristics of both liabilities and equity. Instruments that fall within the scope of SFAS 150 must be classified as a liability, and is effective for financial instruments entered into or modified after May 31, 2003. For financial instruments issued prior to June 1, 2003, SFAS 150 is effective for the Company in the second quarter of fiscal year 2003. Adoption did not have an impact on the Company’s consolidated financial statements.

3.    Acquisitions

In 2000, the Company’s foreign subsidiary, Empi Europe, acquired a 77% interest in Ormed and its subsidiaries through a stock acquisition for $18.8 million. In January 2002, the Company acquired the remaining 23% of the outstanding capital stock of Ormed for $4.4 million in cash plus additional consideration of $8.6 million based on Ormed’s earnings performance for the year ended December 31, 2000. Among Ormed’s assets

Empi, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

is a 50% interest in Medireha, which manufactures the CPM devices distributed exclusively by Ormed. Accordingly, the results of operations of the acquired entities have been included in the Company’s consolidated results since June 2000. The Company reflects its partial ownership of Medireha on its consolidated balance sheet in minority interest, and on its consolidated statements of income by reducing its net earnings to account for the portion of Medireha’s earnings allocable to its other equity holders.

On July 31, 2002, the Company acquired 100% of the net assets of Rehab Med+Equip in an asset purchase agreement for $2,534,000, of which $1,534,000 was paid in cash and $1,000,000 was a promissory note (see Note 4). In 2003, the note was reduced to $938,000 due to an indemnification claim for uncollectible accounts receivable and slow-moving inventory. Accordingly, the results of operations of the acquired entity have been included in the Company’s consolidated statements since the date of acquisition.

4.    Long-Term Debt

Long-term borrowings consist of the following:

	June 30,	December 31,
	2004	2003	2002
	(In Thousands)
Term loan facility and revolving credit facility	$159,588	$165,000	$94,500
Senior subordinated debt	—	—	25,500
Notes payable	1,059	1,099	1,357

	160,647	166,099	121,357
Less current maturities	(42)	(1,718)	(10,481)

	160,605	$164,381	$110,876

In November 2003, the Company entered into a new senior secured credit facility which requires periodic principal and interest payments. The term loan facility of $165.0 million has a six-year term with principal payments due quarterly beginning March 31, 2004 and bears interest at the option of the Company at the Eurodollar rate plus 3.0% or the greater of prime or the federal funds effective rate plus 2.0%. Interest is payable no less than one month and no more than three months from the date the interest rates are set. As of June 30, 2004, the outstanding balance on the term loan facility was approximately $159.6 million with an interest rate of 4.30%.

The $25.0 million revolving credit facility expires November 24, 2008 and is available to fund working capital and general corporate purposes, including financing of acquisitions, investments and strategic alliances. Outstanding borrowings bear interest, at the option of the Company, at the Eurodollar rate plus 2.5% or the greater of prime or the federal funds effective rate plus 1.5%. Interest is generally paid on a quarterly basis. There is a commitment fee equal to 0.5% of the average daily amount of the available revolving commitment payable quarterly. At June 30, 2004, there was no amount outstanding on the revolving credit facility.

The credit facility places certain restrictions on the Company, including limitations on the ability to incur indebtedness, grant liens, sell all of the Company’s assets or engage in certain other activities, dispose of or transfer stock ownership of any subsidiary, pay dividends, make capital expenditures which are not rental pool expenditures, make investments, make optional payments or modify debt instruments or enter into sales and leaseback transactions. In addition, the credit facility requires the Company to maintain certain financial ratios. As of June 30, 2004, the Company was in compliance with the applicable ratios. The indebtedness under the credit facility is secured by substantially all of the assets of the Company, including real and personal property, inventory, accounts receivable, intellectual property and other intangibles.

Empi, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The term loan facility requires the Company to make an annual prepayment of the term loan facility equal to 50% of any excess cash flow. For the purpose of this prepayment, excess cash flow is defined for each fiscal year as the difference between (i) the sum of consolidated net income (with certain limited adjustments), and the amount of any decrease in the amount of consolidated current assets less consolidated current liabilities, and the net amount of any non-cash losses in any disposition of our assets, minus (ii) the sum of the amount of actual capital expenditures and asset sales that are permitted under the credit facilities, any prepayments of the revolving loans under the credit facilities (but only if that prepayment is accompanied by a decrease in the revolving loan commitment amount), the amount of any scheduled payments of indebtedness permitted under the credit facilities, and the net amount of any non-cash gain in the disposition of property. The excess cash flow payment must be made no later than 95 days after year end or 125 days after year end if there is a permitted acquisition within the year.

Subject to certain exceptions, the term loan facility must be prepaid with 100% of the net proceeds of certain asset sales or dispositions, 100% of the net proceeds of certain indebtedness, 50% of the net proceeds of certain equity sales or issuances, 100% of the net proceeds from insurance recovery and condemnation events and a percentage of excess cash flow.

Voluntary prepayments of loans under our senior secured credit facility and voluntary reductions in the unused commitments under the revolving credit facility are permitted in whole or in part, in minimum amounts and subject to certain other limitations as set forth in the credit agreement.

In connection with the recapitalization, the Company incurred fees and costs of $5.3 million. Approximately $4.3 million has been capitalized as deferred financing expenses and is being amortized over the term of the related debt instruments.

The Company’s credit facilities in 2002 consisted of a five-year term loan facility in the amount of $25.0 million (Term loan facility A), a seven-year term loan facility in the amount of $60.0 million (Term loan facility B), and a $60.0 million five-year revolving credit facility (collectively, the Credit Facilities).

Term loan facility A, Term loan facility B and any accrued interest were repaid in November 2003 with the proceeds from the new senior secured credit facility. Term loan facility A and Term loan facility B were payable in quarterly principal installments and had outstanding balances of $16,750,000 and $58,750,000, respectively, at December 31, 2002. Term loan facility A was to have matured on September 30, 2004 and bore interest at the option of the Company at the greater of prime plus 1.75% or the federal funds rate plus 2.25%, or LIBOR plus 2.75%. LIBOR is based on LIBOR for the corresponding length of the loan. Term loan facility B was to have matured on September 30, 2006 and bore interest at the option of the Company at the greater of prime plus 2.25% or the federal funds rate plus 2.75%, or LIBOR plus 3.25%. At December 31, 2002, the interest rates on Term loan facility A and Term loan facility B were 3.76% and 5.01%, respectively. Interest on both term loan facilities was payable no less than one month and no more than three months from the date interest rates were set.

The $60.0 million revolving credit facility was scheduled to expire August 31, 2004. Outstanding borrowings bore interest, at the option of the Company, at the greater of prime plus 1.75% or the federal funds rate plus 2.25%, or LIBOR plus 2.75%. At December 31, 2002, the interest rate on the revolving credit facility was 3.76%. In addition, there was a commitment fee equal to 0.375% of the unused portion of the revolving credit facility, which was payable quarterly. Borrowings of $19.0 million were outstanding on the revolving credit agreement at December 31, 2002.

The Company’s senior subordinated debt and any accrued interest were repaid with proceeds from the new credit facility entered into in November 2003. The Company’s senior subordinated debt was scheduled to mature

Empi, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

on August 15, 2007. The senior notes were subordinated in right of payment to all existing and future senior indebtedness of the Company. The notes were redeemable, in whole or in part, at the option of the Company, at prices decreasing from 105% of the face amount on September 1, 2003 to par on September 1, 2006 together with accrued and unpaid interest. The interest rate on the notes was 10% per annum if interest is paid in cash or 12% per annum if interest is paid in the form of additional notes. Interest payments were made in cash when due; therefore, the interest rate at December 31, 2002 was 10%. Semiannual interest payments were required over the term of the debt.

Notes payable at December 31, 2003 and 2002 consist of various bank debt issued by foreign subsidiaries for working capital purposes with interest rates ranging from 6.5% to 10% and a promissory note due to Rehab Distribution Corp. The promissory note is consideration for the purchase of Rehab Med+Equip (see Note 3). Principal payments of $469,000 are due in August 2005 and August 2008. At December 31, 2003 and 2002, $938,000 and $1,000,000 were outstanding, respectively. The promissory note bears interest of the greater of 5% or the prime rate per annum, payable monthly. At both dates, the interest rate on the promissory note was 5%.

Annual maturities of the principal on long-term debt as of December 31, 2003 were as follows (in thousands):

2004	$1,718
2005	2,189
2006	1,675
2007	1,650
2008	2,117
Thereafter	156,750

$166,099

5.    Income Taxes

For financial reporting purposes, earnings (loss) before income taxes and minority interest include the following components for the years ended December 31:

	2003	2002	2001
	(In Thousands)
United States	$16,469	$25,588	$17,859
Foreign	5,121	3,010	(3,230)

The income tax provision related to continuing operations consists of the following as of December 31:

	2003	2002	2001
	(In Thousands)
Current taxes:
Federal	$5,560	$7,711	$7,435
State	758	916	932
Foreign	2,141	1,126	829
Deferred taxes	(279)	(148)	(1,300)

Total provision for income taxes	$8,180	$9,605	$7,896

Empi, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Reconciliation of the statutory federal income tax rate to the Company’s effective tax rate for the years ended December 31 is as follows:

	2003	2002	2001
Provision at federal statutory rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:
State and local taxes, net of federal tax benefit	2.3	2.2	3.7
Change in valuation allowance	—	(3.6)	—
Nondeductible goodwill for foreign taxes	—	—	15.3
Other	0.6	—	—

Effective rate	37.9%	33.6%	54.0%

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of December 31 are as follows:

	2003	2002
	(In Thousands)
Deferred tax assets/(liability)—current:
Allowance for doubtful accounts	$4,467	$4,790
Derivatives	87	204
Inventory adjustments	382	62
Other	277	(15)

Total deferred tax assets	5,213	5,041

Deferred tax asset/(liability)—long term:
Amortization of goodwill	676	1,230
Net operating losses	1,725	1,125
Foreign currency translation	(3,791)	(1,444)
Other	(371)	(315)

	(1,761)	596

Net deferred tax assets	$3,452	$5,637

At December 31, 2003, the Company has net operating loss carryforwards of $6,843,000 for German tax purposes, which do not expire.

Empi, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

6.    Stock Plans

The Company has a stock option plan, the 1999 Stock Option Plan of Empi, Inc. (the Plan), under which certain employees and directors are granted options to purchase shares of the Company’s common stock. Grants under the Plan may take the form of incentive or nonqualified stock options. A total of 2,358,516 shares of the Company’s stock have been reserved for issuance to directors, officers, and key employees. Stock options have been granted at their fair market value as determined by the Board of Directors at the date of grant and generally are exercisable partially over the first five years of the agreement with the final vesting prior to the expiration ten years after the grant. Certain options will also vest upon achievement of certain events or performance targets. A summary of stock options is shown below:

	Shares Under Option	Weighted- Average Exercise Price
Outstanding, December 31, 2000	2,318,342	$3.55
Granted	12,944	3.68

Outstanding, December 31, 2001	2,331,286	$3.56
Granted	13,392	3.68

Outstanding, December 31, 2002	2,344,678	$3.56
Granted	80,349	5.68
Cancelled	133,915	3.68

Outstanding, December 31, 2003	2,291,112	$3.62

The following table summarizes information about the Plan options outstanding at December 31, 2003:

Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in Years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$1.15	3,602	5.75	$1.15	3,602	$1.15
2.36–3.16	266,135	5.75	2.74	266,135	2.74
3.58–3.68	1,981,200	6.24	3.66	1,155,614	3.65
7.68	40,175	9.96	7.68	—	7.68

$1.15–$7.68	2,291,112	6.24	$3.62	1,425,351	$3.54

As of December 31, 2003, 2002 and 2001, there were currently exercisable options to acquire 1,425,351, 1,282,228 and 806,663 shares of the Company’s common stock, respectively.

7.    Capital Stock

The Company loaned a total of $985,000 to certain officers on February 1, 2000 for the purchase of 267,830 shares of the Company’s common stock. The loans are secured by full-recourse promissory notes and pledges of the stock purchased. The loans bear interest at an annual percentage rate of 9%. Payment, including accrued interest, is due February 1, 2008.

Empi, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

8.    Commitments and Contingencies

Leases

The Company leases office space and various equipment under noncancelable operating leases. These leases expire on various dates through 2012.

Aggregate future minimum lease payments at December 31, 2003 are as follows (in thousands):

2004	$1,558
2005	1,492
2006	1,365
2007	1,086
2008	962
Thereafter	2,173

$8,636

Rent expense includes a minimum base payment and operating expenses. Rent expense for the years ended December 31, 2003, 2002 and 2001 was $2,031,000, $1,678,000 and $1,148,000, respectively and $1,062,000 and $1,039,000 for the six months ended June 30, 2004 and 2003, respectively.

Litigation

The Company is not currently subject to any pending or threatened litigation, other than routine litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on its financial condition or results of operations.

9.    Retirement Plan

The Company has a retirement profit-sharing and savings plan under Section 401(k) of the Internal Revenue Code. The plan allows employees to defer up to 15% of their income on a pretax basis through contributions to the plan. For every dollar the employee contributes, up to 6% of their income, the Company will contribute $0.50. The Company’s matching contributions were approximately $667,000, $606,000, and $570,000 in 2003, 2002 and 2001, respectively, and $324,000 and $329,000 during the six months ended June 30, 2004 and 2003, respectively. In addition, Empi, Inc.’s subsidiaries have various employee benefit plans. Contributions to those plans were $37,000, $21,000 and $10,000 for the years ended December 31, 2003, 2002 and 2001, respectively and $31,000 and $38,000 during the six months ended June 30, 2004 and 2003, respectively.

10.    Related-Party Transactions

The Company has an agreement with Carlyle and GE Capital (the Company’s principal shareholders) to provide management services to the Company for an annual fee. The services provided include business performance analysis and acquisition-related services. Fees and expenses paid to Carlyle and GE Capital for these services under the agreement amounted to an aggregate of $600,000 for each of the years ended December 31, 2003, 2002 and 2001. The management agreement has been amended to provide for a reduction of the management fee to an aggregate of $300,000 for 2004.

The Company completed a recapitalization in November of 2003. Carlyle assisted the Company’s management with the project. Fees and expenses paid to Carlyle for investment banking and consulting services

Empi, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

in relation to the recapitalization were $1,194,000. Additionally, the Company paid breakage fees of $1,169,000 and $106,000 to Carlyle and GE Capital, respectively, for the early retirement of the senior subordinated debt (See Note 4).

As more fully discussed in Note 7, the Company has outstanding loans to executive officers totaling $985,000.

The Company incurred expenses of $1,092,000 for services and purchased a software system for $591,000 from Hug Holding GmbH for the year ended December 31, 2001. The services provided include accounting, information technology, purchasing and human resources. An owner of Hug Holding GmbH was a minority owner of Empi Germany in 2001.

11.    Segment Information

The Company operates as one reportable segment, the manufacturing and distribution of non-invasive medical and rehabilitation devices and related accessories. In management’s on-going evaluation of the results and operations, it reviews and analyzes net revenues; gross margin; new contracts; percentage conversion of product rental to purchase by product type; cash collected; aging of receivables; inventory turns; and bad debt write-offs. The Company’s chief operating decision makers used consolidated results to make operating and strategic decisions. Net revenue from the United States and foreign sources (primarily Europe) was as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(In Thousands)
Domestic	$58,425	$54,901	$114,165	$104,420	$95,385
Germany	19,704	16,447	30,712	25,566	21,005
Other international	1,600	1,849	5,648	5,600	5,165

Total	$79,729	$73,197	$150,525	$135,586	$121,555

Net revenues by product category was as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(In Thousands)
Electrotherapy	$38,026	$34,986	$73,211	$69,707	$64,696
Orthotics and continuous passive motion	21,769	19,936	39,635	35,371	31,165
Iontophoresis	9,652	10,013	20,030	20,996	20,399
RME catalog and other products	10,282	8,262	17,649	9,512	5,295

Total	$79,729	$73,197	$150,525	$135,586	$121,555

Empi, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

12.    Quarterly Data (Unaudited)

The following tabulations reflect the unaudited quarterly results of operations for the years ended December 31, 2003 and 2002 and the six months ended June 30, 2004.

	Net Sales	Gross Profit	Net Earnings	Diluted Earnings Per Share
	(In Thousands, Except Per Share Data)
2004
First quarter	$38,893	$24,765	$4,015	$0.23
Second quarter	40,836	26,308	4,335	0.24

2003
First quarter	$35,950	$23,811	$4,361	$0.24
Second quarter	37,248	24,683	4,559	0.25
Third quarter	35,290	23,049	4,145	0.23
Fourth quarter	42,037	27,036	218	0.01

2002
First quarter	$31,094	$21,715	$3,873	$0.23
Second quarter	34,632	24,590	4,411	0.27
Third quarter	34,495	23,822	4,309	0.26
Fourth quarter	35,365	23,435	6,334	0.38

The fourth quarter of 2003 was negatively impacted by the recapitalization expenses (see Note 4). The expenses associated with the recapitalization were the write-off of the deferred financing charges from the retired debt, $998,000, and the breakage fees paid to The Carlyle Group and GE Capital on the senior subordinated debt, $1,275,000. The special bonus paid to management totaled $5,136,000. The impact of these expenses, net of taxes, is $4,523,000 or $0.25 per share.

13.    Stock Split

The Company completed a 2.6783 for one stock split, affecting all outstanding shares of its common stock on July 15, 2004.

14.    Subsequent Event (unaudited)

On July 15, 2004, the Company’s board of directors and shareholders approved the 2004 Equity Incentive Plan (“the plan”) in connection with the Company’s proposed initial public offering. Under the plan, a designated committee of the board may grant certain employees, consultants and board members stock options, restricted stock awards, stock appreciation rights or other types of awards. Both incentive stock options and non-qualified stock options may be granted under the plan. The aggregate number of shares of stock that may be issued or transferred pursuant to the plan shall not exceed 5% of the outstanding shares plus an annual increase beginning in 2005 of 1% of the outstanding shares per year. Generally, 20% of the options or awards granted vest each year for the first five years from the date of the grant. Options and awards generally terminate ten years from the date of the grant.

8,400,000 Shares

Common Stock

PROSPECTUS

                    , 2004

Joint Book-Running Managers

LEHMAN BROTHERS

JPMORGAN

DEUTSCHE BANK SECURITIES

PIPER JAFFRAY

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for the National Association of Securities Dealers, Inc., the listing fee for the New York Stock Exchange and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in the registration statement, other than underwriting discounts and commissions:

SEC registration fee	$19,005
NASD filing fee	15,500
New York Stock Exchange listing fee	150,000
Printing and engraving expenses	300,000
Legal fees and expenses	700,000
Accounting fees and expenses	300,000
Transfer agent and registrar fees	5,000
The Carlyle Group advisory fee	1,200,000
Miscellaneous	10,495

Total	$2,700,000

Item 14.    Indemnification of Directors and Officers

Section 302A.521, subd. 2, of the Minnesota Statutes requires that we indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the company, against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys’ fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions if such person (i) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties or fines, (ii) acted in good faith, (iii) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director, (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful, and (v) in the case of acts or omissions occurring in the person’s performance in the official capacity of director or, for a person not a director, in the official capacity of officer, board committee member or employee, reasonably believed that the conduct was in the best interests of the company, or, in the case of performance by a director, officer or employee of the company involving service as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the company. In addition, Section 302A.521, subd. 3, requires payment by us, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of our board of directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the board, by special legal counsel, by the shareholders, or by a court.

Our by-laws (Exhibit 3.2 to this registration statement) provide that we shall indemnify our directors and officers to the fullest extent permitted by the Minnesota Statutes, as detailed above. We also maintain a director and officer liability insurance policy to cover us, our directors and our officers against certain liabilities.

Pursuant to section 13(d) of the form of underwriting agreement to be filed as Exhibit 1.1 hereto, the underwriters agree to indemnify, under certain conditions, the company, our directors, certain of our officers and persons who control the company within the meaning of the Securities Act against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities

On various dates during the period between January 1, 2001 and the date of this registration statement (the “Applicable Period”), the registrant granted options to purchase 120,076 shares of common stock to certain of its officers and employees under its 1999 Stock Option Plan at exercise prices ranging from $3.68 to $7.68 per share. The issuance of these options was not registered under the Securities Act. Instead, these options were issued pursuant to the exemption from registration provided by Rule 701 promulgated under the Securities Act.

Item 16.    Exhibits and Financial Statement Schedule

(a) Exhibits

Exhibit No.	Description of Exhibit
1.1*	Form of Underwriting Agreement.

3.1**	Amended and Restated Articles of Incorporation of Empi, Inc.

3.2**	Bylaws of Empi, Inc.

3.3**	Form of Second Amended and Restated Articles of Incorporation of Empi, Inc.

3.4**	Form of Amended and Restated Bylaws of Empi, Inc.

4.1**	Form of Stock Certificate of Common Stock.

4.2**	Shareholder Voting and Control Agreement by and among MPI Holdings, L.L.C., GE Capital Equity Investment, Inc. and Empi, Inc. as of August 31, 1999.

5.1**	Opinion of Faegre & Benson LLP.

10.1**	Employment Agreement of H. Philip Vierling.

10.2**	Employment Agreement of H. Allen Hughes, Jr.

10.3**	Employment Agreement of Patrick D. Spangler.

10.4**	Managing Director Service Agreement of Rudiger Hausherr.

10.5**	Technical Advisory Agreement of Joseph E. Laptewicz.

10.6**	Amended and Restated Management Agreement between Empi, Inc., TC Group Management, L.L.C. and GE Capital Equity Investment, Inc. as of January 1, 2004.

10.7**	Secured Promissory Note between H. Philip Vierling, as Payor, and Empi Corp., as Payee, as of February 1, 2000.

10.8**	Secured Promissory Note between Patrick D. Spangler, as Payor, and Empi Corp., as Payee, as of February 1, 2000.

10.9**	$190,000,000 Credit Agreement among Empi, Inc., Empi Corp., as Borrower, The Several Lenders from time to time Parties hereto, Wachovia Bank, National Association, as Documentation Agent, and JPMorgan Chase Bank, as Administration Agent and Syndication Agent as of November 24, 2003.

10.10**	Stock Option Plan of Empi, Inc. dated as of August 31, 1999.

10.11	2004 Equity Incentive Plan, dated July 15, 2004.

10.12**	Empi Corp. Officer, Manager and Director level Incentive Compensation Plan as of January 1, 2004.

10.13**	Registration Rights Agreement by and between MPI Holdings, L.L.C., GE Capital Equity Investments, Inc. and Empi, Inc. as of August 31, 1999.

10.14**	Exclusive Distribution Agreement between Medireha GmbH and Ormed GmbH.

21.1**	Subsidiaries of Empi, Inc.

Exhibit No.	Description of Exhibit

23.1	Consent of Ernst & Young LLP.

23.2**	Consent of Faegre & Benson LLP (included in Exhibit 5.1).

24.1**	Power of Attorney (included in signature page of initial filing).

*	To be filed by Amendment.
**	Previously filed.

(b) Financial Statement Schedules

Schedule II—Valuation and Qualifying Accounts

All other schedules are omitted because they are not applicable or not required or because the required information is shown in the Consolidated Financial Statements of Empi, Inc. or the notes thereto.

Empi, Inc.

Schedule II—Valuation and Qualifying Accounts

Years ended December 31, 2003, 2002 and 2001

	Balance at Beginning of Period	Additions— Charged to Costs and Expenses	Deductions— Describe		Foreign Currency Translation	Balance at End of Period
	(in thousands)
Accounts Receivable Reserves:

Year Ended December 31, 2003
Sales allowances	$(6,148)	$(32,028)	$31,284	(1)	$—	$(6,892)
Bad debt reserve	(6,828)	(4,291)	4,905	(2)	(298)	(6,512)

	$(12,976)	$(36,319)	$36,189		$(298)	$(13,404)

Year Ended December 31, 2002
Sales allowances	$(4,065)	$(28,151)	$26,068	(1)	$—	$(6,148)
Bad debt reserve	(7,756)	(2,811)	3,979	(2)	(240)	(6,828)

	$(11,821)	$(30,962)	$30,047		$(240)	$(12,976)

Year Ended December 31, 2001 (unaudited)
Sales allowances	$(2,665)	$(20,642)	$19,242	(1)	$—	$(4,065)
Bad debt reserve	(7,989)	(4,489)	4,616	(2)	106	(7,756)

	$(10,654)	$(25,131)	$23,858		$106	$(11,821)

Inventory Reserves:

Year Ended December 31, 2003
Inventory reserve	$(1,067)	$(402)	$165	(3)	$(78)	$(1,382)

Year Ended December 31, 2002
Inventory reserve	$(1,553)	$(184)	$715	(3)	$(45)	$(1,067)

Year Ended December 31, 2001 (unaudited)
Inventory reserve	$(3,149)	$(65)	$1,594	(3)	$67	$(1,553)

(1)	Sales allowance, product returns and rental credits issued
(2)	Write-off of uncollectible accounts
(3)	Write-off of obsolete inventory and year end adjustments to required reserve levels based on inventory analysis

Item 17.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing certificates in such denomination and registered in such names as required by the underwriters to permit prompt delivery to each purchaser as specified in the Underwriting Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this fourth amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Paul, State of Minnesota on August 2, 2004.

EMPI, INC.

By:	/S/ PATRICK D. SPANGLER
Patrick D. Spangler Executive Vice President of Finance and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this fourth amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* H. Philip Vierling	President and Chief Executive Officer (Principal Executive Officer)	August 2, 2004

/s/ PATRICK D. SPANGLER Patrick D. Spangler	Executive Vice President of Finance and Chief Financial Officer (Principal Financial Officer)	August 2, 2004

* Gerald Schulze	Chairman of the Board of Directors	August 2, 2004

* W. Robert Dahl	Member of the Board of Directors	August 2, 2004

* Joseph E. Laptewicz	Member of the Board of Directors	August 2, 2004

* Glenn Youngkin	Member of the Board of Directors	August 2, 2004

*By:	/S/ PATRICK D. SPANGLER
Patrick D. Spangler Attorney-in-fact